                                                Filed pursuant to Rule 424(b)(4)
                                                Registration No. 333-61763

                               5,000,000 SHARES


                            (LOGO OF ETEK DYNAMICS)
                                 COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)

                               ----------------

  Of the 5,000,000 shares of Common Stock being offered hereby, 4,000,000 are being offered by E-Tek Dynamics, Inc. ("E-Tek" or the "Company") and 1,000,000 are being offered by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of such shares being offered by the Selling Stockholders.

  Prior to this offering, there has been no public market for the Common Stock. For factors considered in determining the initial public offering price, see "Underwriting".

  SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "ETEK".

                               ----------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED   UPON   THE   ACCURACY   OR   ADEQUACY   OF   THIS   PROSPECTUS.
    ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------


                                                                    PROCEEDS TO
                            INITIAL PUBLIC UNDERWRITING PROCEEDS TO   SELLING
                            OFFERING PRICE DISCOUNT(1)  COMPANY(2)  STOCKHOLDERS
                            -------------- ------------ ----------- ------------
Per Share..................     $12.00        $0.84       $11.16       $11.16
Total (3)..................  $60,000,000    $4,200,000  $44,640,000 $11,160,000

--------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) Before deducting estimated expenses of $1,000,000 payable by the Company.
(3) The Selling Stockholders have granted the Underwriters an option for 30 days to purchase up to 750,000 additional shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount, proceeds to the Company and proceeds to Selling Stockholders will be $69,000,000, $4,830,000, $44,640,000 and $19,530,000, respectively. See "Underwriting".

                               ----------------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares will be ready for delivery in New York, New York, on or about December 7, 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                 MORGAN STANLEY DEAN WITTER

DAIN RAUSCHER WESSELS                     NATIONSBANC MONTGOMERY SECURITIES LLC
 A DIVISION OF DAIN RAUSCHER INCORPORATED

                               ----------------

               The date of this Prospectus is December 1, 1998.

The inside cover of the prospectus contains the captions: "E-Tek is a leader in the design, packaging and manufacturing of high quality passive components and modules for fiber optic networks" and "Creating the building blocks of the next generations of fiber optics networks" and shows a picture of a person surrounded by pictures of the Company's family of products, including isolators, wavelength division multiplexing components and modules, couplers and micro-optic integrated components.






                               ----------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, and (ii) reflects, except in the Consolidated Financial Statements and Notes thereto, the conversion of all outstanding shares of Convertible Preferred Stock into Common Stock upon completion of this offering.

                                  THE COMPANY

  E-Tek Dynamics, Inc. ("E-Tek" or the "Company") is a leader in the design, packaging and manufacturing of high quality passive components and modules for fiber optic networks. The Company offers a broad product line and believes it has a leading share in markets for several key passive components required by telecommunications equipment manufacturers. The Company is focused on delivering high performance and reliable optical components for applications which include wavelength division multiplexing ("WDM") and optical amplifiers. The Company's products are designed for the established terrestrial and submarine long-haul markets as well as emerging short-haul markets, such as metropolitan area networks. The Company's customers include telecommunications equipment manufacturers such as Alcatel, CIENA, Corning, Lucent, Nortel and Pirelli. The Company has been profitable for the last five years and had $106.9 million in net revenues and $17.9 million in net income for the fiscal year ended June 30, 1998.

  The volume of traffic carried by telecommunication service providers has rapidly increased over the last several years, creating capacity constraints on heavily used short- and long-haul routes that were originally designed for significantly less traffic. This increase has resulted in the widespread deployment of new fiber optic networks and the adoption of new technologies to increase the bandwidth capacity of existing fiber optic networks. The Company believes that the growth of new and existing applications for optical networking will drive the need for higher performance and increasingly integrated components and modules, which are the key building blocks for systems and subsystems in these networks. According to data provided by ElectroniCast Corporation (a market research firm specializing in communication networks and products) the worldwide optical network market, including passive and active components as well as subsystems, but excluding fiber optic cable, is expected to grow at approximately 28.7% per year from $2.3 billion in 1996 to $8.1 billion in 2001.

  E-Tek's strategy is to leverage its market leadership to provide a broad range of high quality components in large volumes for current and next generation optical networking systems. Key elements of this strategy include:
(i) investing in product enhancements and developing new products to maintain and expand E-Tek's leadership in passive optical components; (ii) leveraging its design and packaging expertise to manufacture integrated components and modules; (iii) continuing to deliver a high level of value-added service to strengthen its existing customer relationships and develop new ones; (iv) enhancing its manufacturing capabilities to provide rapid delivery of large volumes of high quality, lower cost components; and (v) strengthening its position in existing markets as well as penetrating new markets by expanding its sales and marketing efforts to target new customers.

  The Company was incorporated in Florida in May 1983, reincorporated in California in September 1987 and reincorporated in Delaware in November 1998. The Company's principal executive offices are located at 1865 Lundy Avenue, San Jose, California 95131, and its telephone number is (408) 546-5000.

                                ----------------

  E-Tek, E-Tek Dynamics, the E-Tek Dynamics logo and Unifuse are trademarks of the Company. All other brand names or trademarks appearing in this Prospectus are the property of their respective owners.

                                  THE OFFERING

Common Stock offered by the
 Company............................   4,000,000 Shares
Common Stock offered by the Selling
 Stockholders.......................   1,000,000 Shares
Common Stock to be outstanding after
 the offering.......................  61,428,649 Shares(1)
Use of proceeds.....................  For general corporate purposes including working capital and capital expenditures.
                                      See "Use of Proceeds."
Proposed Nasdaq National Market
 symbol.............................  "ETEK"

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       FISCAL
                                FISCAL YEAR ENDED JUNE 30,          QUARTER ENDED
                         ---------------------------------------- -----------------
                                                                  SEPT. 30, OCT. 2,
                          1994    1995    1996    1997     1998     1997    1998(7)
                         ------- ------- ------- ------- -------- --------- -------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net revenues............ $14,590 $31,661 $40,382 $73,076 $106,924  $27,309  $32,942
Gross profit............   8,892  21,209  25,670  42,477   57,861   15,416   16,953
Operating expenses:
 Research and
  development...........   2,116   2,270   2,444   3,953    7,702    1,655    3,076
 Selling, general and
  administrative........   3,279   6,697   8,773  15,290   21,097    5,198    5,395
Operating income........   3,497  12,242  14,453  23,234   29,062    8,563    8,482
Net income..............   1,930   7,706   9,271  15,148   17,924    5,246    5,271
Convertible Preferred
 Stock accretion(2).....     --      --      --      --     9,021    1,842    2,400
Net income available to
 Common
 Stockholders(3)........ $ 1,930 $ 7,706 $ 9,271 $15,148 $  8,903  $ 3,404  $ 2,871
Net income per share:
 Basic(4)............... $  0.04 $  0.15 $  0.19 $  0.30 $   0.39  $  0.12  $  0.13
 Diluted(4).............    0.04    0.15    0.19    0.30     0.32     0.10     0.09
Shares used in net
 income per share
 calculations:
 Basic(4)...............  50,000  50,000  50,000  50,000   22,970   28,073   22,037
 Diluted(4).............  50,000  50,000  50,000  50,000   55,561   51,922   58,573

                                                  OCTOBER 2, 1998(7)
                                         -------------------------------------
                                          ACTUAL   PRO FORMA(5) AS ADJUSTED(6)
                                         --------  ------------ --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............... $ 36,584    $ 36,584      $ 80,224
Working capital.........................   38,379      38,379        82,019
Total assets............................  102,284     102,284       145,924
Long-term obligations, net of current
 portion................................   14,851      14,851        14,851
Mandatorily Redeemable Convertible
 Preferred Stock(2).....................  127,544         --            --
Stockholders' equity (deficit)..........  (71,443)     56,101        99,741

--------
(1) Excludes 11,571,351 shares of Common Stock reserved for issuance under the Company's stock option and stock purchase plans, under which options to purchase 4,652,992 shares at a weighted average exercise price of $6.25 were outstanding as of November 2, 1998. See "Management--Stock Plans" and
    Note 8 of Notes to Consolidated Financial Statements.
(2) See Note 6 of Notes to Consolidated Financial Statements for a description of the Mandatorily Redeemable Convertible Preferred Stock and related accretion.
(3) The Company has never paid or declared any cash dividends on its Common
    Stock.
(4) See Note 7 of Notes to Consolidated Financial Statements for the methods used to calculate net income per share and the number of shares used in the net income per share calculations.
(5) Pro forma to reflect conversion upon the closing of this offering of all outstanding shares of Mandatorily Redeemable Convertible Preferred Stock into 30,000,000 shares of Common Stock.
(6) As adjusted to reflect conversion upon the closing of this offering of all outstanding shares of Convertible Preferred Stock into 30,000,000 shares of Common Stock and the sale of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom after deducting the underwriting discount and estimated offering expenses. See "Use of Proceeds" and "Capitalization."
(7) Commencing on July 1, 1998, the Company changed its fiscal quarter end to the Friday that is closest to the end of the calendar quarter (October 2 for the first quarter in fiscal 1999). The fiscal quarter ended October 2, 1998 included 94 days compared to 92 days in the fiscal quarter ended September 30, 1997. The Company's fiscal year end remained unchanged.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. Prospective purchasers of the Common Stock offered hereby should carefully review the following risk factors as well as the other information set forth in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

DEPENDENCE ON A LIMITED NUMBER OF MAJOR CUSTOMERS

  A small number of customers have accounted for a significant portion of the Company's net revenues to date, and the Company expects that this trend will continue for the foreseeable future. Sales to the Company's largest customers, affiliates of Alcatel Alsthom ("Alcatel"), affiliates of Pirelli SpA ("Pirelli"), and Corning, Inc. ("Corning") accounted for approximately 30.2%, 16.5% and 14.3%, respectively, of the Company's net revenues in fiscal 1998 and 46.0%, 8.0% and 9.4%, respectively, of the Company's net revenues in the first quarter of fiscal 1999. Moreover, sales to the Company's five largest customers and their affiliates represented approximately 73.4% and 76.4% of the Company's net revenues in fiscal 1998 and in the first quarter of fiscal 1999, respectively. The Company expects to continue to be substantially dependent on sales to its largest customers. In addition, the telecommunications equipment industry is dominated by a small number of large companies and is currently consolidating, thereby further reducing the number of potential customers in the industry. The Company's dependence on large orders from very few customers makes the relationship between the Company and each customer critically important to the Company's business. There can be no assurance that the Company will retain its largest customers or that it will be able to attract additional customers. The Company has in the past experienced delays and reductions in orders from its major customers. In addition, the Company's customers have in the past and will in the future seek price concessions from the Company. Further, the Company's customers may in the future shift their purchases of certain products, such as isolators or couplers, from the Company to the Company's competitors or to joint ventures jointly owned by these customers and competitors. If the Company is unable to replace lost sales with sales of other products to these customers or sales to other customers, such a shift would have a material adverse effect on the Company's business, financial condition and results of operations. The loss of one or more of the Company's largest customers, any reduction or delay in sales to these customers, the inability of the Company to successfully develop relationships with additional customers, or any further price concessions could have a material adverse effect on the Company's business, financial condition and results of operations.

  Almost all of the Company's customers are third party original equipment manufacturers ("OEMs") that purchase the Company's components and modules for use in systems manufactured and sold by them. In order for an OEM customer to incorporate the Company's products into its systems, the Company must demonstrate that its products provide significant commercial advantages over competing products. There can be no assurance that the Company can successfully demonstrate such advantages or that the Company's products will continue to provide any advantages. Moreover, even if the Company is able to demonstrate such advantages, there can be no assurance that OEMs will elect to incorporate the Company's products into their current or future systems. Further, the business strategies and manufacturing practices of the Company's OEM customers are subject to change and any such change may result in decisions by its customers to decrease their purchases of the Company's products, seek other sources for products currently manufactured by the Company or manufacture these products internally. Failure of OEMs to incorporate the Company's products into their systems, the failure of such OEMs' systems to achieve market acceptance or any other event causing a decline in the Company's sales to OEMs would have a material adverse effect on the

Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS IN QUARTERLY AND ANNUAL RESULTS; SEASONALITY

  The Company's net revenues and operating results have in the past varied and may in the future vary significantly from quarter to quarter and from year to year as a result of a number of factors. These factors may include the size and timing of customer orders, the ability to obtain sufficient supplies of sole or limited source materials for the Company's products, the ability to manufacture products to meet customer demands on a timely basis, pricing pressure from customers and competitors, potential price rebates, customer requirements, the ability to meet customer specifications, product qualification demands, and changes in the product mix and shipments of components, among other factors. The Company's dependence on a small number of customers increases the revenue impact of each customer's actions relative to these factors. In addition, a significant portion of the Company's expenses are relatively fixed in advance, based in large part on the Company's forecasts of future sales. If sales are below expectations in any given period, the adverse effect of a shortfall in sales on the Company's operating results may be magnified by the Company's inability to adjust spending to compensate for such shortfall. For example, in the second and third quarters of fiscal 1998, net revenues decreased in part due to a decline in sales to a major customer, as well as a reduction in average selling prices ("ASPs"). Due to this likelihood of significant quarterly fluctuation in operating results, the Company believes quarter to quarter comparisons of its results of operations may not necessarily be meaningful indicators of annual performance.

  The Company's orders fluctuate from quarter to quarter. To achieve its revenue objectives, the Company is generally dependent upon obtaining orders for shipment in that same quarter. Further, the Company's agreements with its customers generally do not contain binding purchase commitments and generally provide that its customers may change delivery schedules and cancel orders within specified timeframes without significant penalty. The Company generally recognizes revenue upon shipment of products to the customer. Refusal of customers to accept shipped products, returns of shipped products or delays or difficulties in collecting accounts receivable could result in significant charges against income, which could have a material adverse effect on the Company's business, financial condition and results of operations. The inability to obtain sufficient orders in any quarter, or the cancellation or deferral of such orders in a quarter, could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company has experienced and expects to continue to experience seasonality in its business. The Company's sales have been affected by a seasonal decrease in demand in the last quarter of each calendar year. The Company expects this trend to continue, although other trends may emerge. These trends, or other fluctuations in the timing of customer orders, may cause quarterly or annual fluctuations and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON LIMITED NUMBER OF PRODUCT LINES

  A small number of products have historically accounted for a majority of the Company's net revenues, and the Company expects that this trend will continue for the foreseeable future. In particular, sales of isolators accounted for approximately 51.2% and 50.4% of the Company's net revenues in fiscal 1998 and the first quarter of fiscal 1999, respectively. The Company's other significant products include wavelength division multiplexing ("WDM") components and modules. The Company expects to continue to be substantially dependent on sales of a limited number of product lines in the near future. The Company anticipates, however, that growth in net revenues from sales of its isolators will decline in the future due to continued declines in their ASPs as well as the trend toward integration of isolators into micro-optic integrated components ("MOICs"). If sales of its other product lines do not increase, any decline in net revenues from sales of the Company's isolators would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be successful in developing any other products or taking other steps to mitigate the risks associated with reduced demand for its existing products. Reduced demand for the Company's existing products would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Technology and Products."

  In the May 18, 1998 issue of Fiber Optic News, it was reported that a member of the Company's management represented that E-Tek had a 65% share of the polarization insensitive fiber isolator ("PIFI") business and that this business was growing at a rate of 16% annually. This representation was based on management's internal view of the PIFI business at that time. The Company currently believes, however, that the increased use of integrated fiber optic components and pricing pressures in the isolator business have reduced its PIFI market share and slowed the growth rate of the PIFI business. The Company believes that its market share of the PIFI business may decline in the future. Further, the rate of growth of the PIFI business is subject to significant risks and uncertainties, including increased competition, pricing pressures, and the increased use of integrated fiber optic components. There can be no assurance that the PIFI business will grow or that, even if this business does grow, that the Company's sales of PIFIs will grow accordingly.

DEPENDENCE ON TELECOMMUNICATIONS INDUSTRY

  The Company's future success is dependent on the continued growth and success of the telecommunications industry, which is evolving rapidly as telecommunication markets around the world deregulate and open to global competition. Generally, these factors have resulted in increased competition and demand for telecommunications products and services, which have in turn driven increased demand for the Company's products. There can be no assurance, however, that globalization, deregulation and other trends causing an increase in the need for bandwidth that are currently driving growth in the telecommunications industry will continue in a manner that is favorable to the Company. The telecommunications industry is also experiencing rapid consolidation and re-alignment as industry participants position themselves to capitalize on the rapidly changing competitive landscape developing around new communications technologies such as fiber optic and wireless communications networks, as well as the Internet. Further, the rate at which long distance carriers and other fiber optic network users have built new fiber optic networks or installed new systems in their existing fiber optic networks has fluctuated in the past and such fluctuations may continue in the future. Such fluctuations may result in reduced demand for new or upgraded fiber optic systems that utilize the Company's products and, therefore, result in reduced demand for the Company's products, which would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that technological or other developments in the telecommunications industry will favor growth in the markets served by the Company's products. Moreover, as the telecommunications industry consolidates and re-aligns to accommodate technological and other developments, there is a risk that certain of the Company's customers and telecommunication service providers may consolidate or align themselves together in a manner that materially and adversely affects the Company's business, financial condition and results of operations.

RISKS OF LONG AND UNPREDICTABLE SALES CYCLES; LIMITED LONG-TERM CONTRACTS; SHORT LEAD TIMES

  The period of time between the Company's initial contact with a customer and the receipt of an actual purchase order may span a year or more. In addition, customers perform, and require the Company to perform, extensive and lengthy product evaluation and testing of new components and modules before purchasing and using them in their equipment. The Company's customers do not typically share information on the duration or magnitude of planned purchasing programs, nor do they generally provide advance notice of contemplated changes in their component purchasing priorities. The Company generally does not have long-term contracts with its customers. Sales are typically made pursuant to individual purchase orders, often with extremely short lead times, that may be canceled or deferred by customers on short notice without significant penalty. These uncertainties substantially complicate the Company's manufacturing planning. Curtailment or termination of customer purchasing programs, decreases in purchased volumes or reductions in the purchasing of certain components, particularly if unanticipated by the Company, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DECLINE IN AVERAGE SELLING PRICES

  The fiber optic component industry is characterized by declining ASPs resulting from factors such as increased competition and greater unit volumes as telecommunication service providers continue to deploy fiber optic networks. The Company has in the past and may in the future experience substantial period to period fluctuations in operating results due to declining ASPs. The Company anticipates that ASPs will decrease in the future in response to product introductions by competitors or the Company or other factors, including price pressures from significant customers. In particular, the market for low-end isolators and couplers has experienced and may continue to experience significant ASP declines that have contributed and may in the future continue to contribute to a decline in the Company's gross margins. Therefore, the Company must continue to develop and introduce on a timely basis new products that incorporate features that can be sold at higher ASPs, as well as reduce its manufacturing costs. Failure to achieve any or all of the foregoing could cause the Company's net revenues and gross margins to decline, which would have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION; CUSTOMERS AS COMPETITORS

  The market for fiber optic components is intensely competitive and characterized by rapidly changing technology. The Company currently experiences competition from various companies including, among others: (i) FDK Corporation, Kyocera Corp., Shinkosha K.K. and JDS FITEL, Inc. in isolators, (ii) Lucent Technologies Inc., Corning, Inc. and JDS FITEL, Inc. in WDM components and modules and (iii) ADC Telecommunications, Inc. and Gould Electronics, Inc. in couplers. Competitors in any portion of the Company's business are also capable of rapidly becoming competitors of the Company in other portions of the Company's business. The Company also faces competition from numerous smaller companies. Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than the Company, and as a result, may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements, to devote greater resources to the development, promotion and sale of products, or to deliver competitive products at a lower prices. Many of these competitors manufacture their products in countries offering significantly lower labor costs than in the United States.

  Existing and potential customers are also current and potential competitors of the Company. These companies may develop or acquire additional competitive products or technologies in the future and thereby reduce or cease their purchases from the Company. For example, one of the Company's customers recently purchased a fiber optic component manufacturer and began manufacturing a product internally that it formerly purchased from the Company. The Company may also face competition in the future from these and other parties that develop fiber optic components based upon the technologies similar to or different from the technologies employed by the Company. The Company expects competition in general to intensify substantially, and further expects competition to be broadly based on varying combinations of manufacturing capacity, ability to deliver on-time, technical features, quality and reliability, customization to customer specifications, strength of distribution channels, pricing and comprehensiveness of product offerings. In addition, the Company believes that the size of suppliers will be an increasingly important part of purchasers' decision-making criteria in the future. There can be no assurance that the Company will be able to compete successfully with its existing or new competitors or that competitive pressures faced by the Company will not result in lower prices for the Company's products, loss of market share, or reduced gross margins, any of which could materially and adversely affect the Company's business, financial condition and results of operations.

MANUFACTURING AND FACILITIES EXPANSION RISKS

  The Company currently manufactures all of its products at its facilities in San Jose, California. The Company is in the process of increasing its manufacturing capacity at these facilities and adding overseas manufacturing capabilities. The Company has increased its capacity by expanding the size of its San Jose facilities from approximately 90,000 square feet to approximately 160,000 square feet. The Company has been moving portions of its operations, including manufacturing, to these buildings as space becomes available. There can be no assurance that the Company will not experience business interruptions as it relocates certain of its personnel and equipment. Any such interruptions or other transition difficulties could have a material adverse effect on the Company's business, financial condition and results of operations.

  In addition, in an effort to increase the Company's manufacturing capacity and reduce its manufacturing costs, as well as to expand the Company's sales and marketing presence in Asia, the Company has recently entered into a joint venture with a Taiwanese company to build and operate a fiber optic component manufacturing facility in Taiwan (the "FibX Joint Venture"). The Company believes that this new facility will begin commercial production in 1999. The construction of this new facility and the expansion of existing facilities entail significant risks, including shortages of materials and skilled labor, unanticipated cost increases, unavailability or late delivery of process equipment, unforeseen environmental or engineering problems, work stoppages, political instability, weather interferences, any of which could have a material adverse effect on the start up or operation of the new facility. In addition, unexpected changes or concessions required by regulatory agencies with respect to necessary licenses, land use permits, site approvals and building permits could involve significant additional costs and delay the scheduled opening of the facility and could reduce the Company's anticipated net revenues. Following the completion of the FibX facility, the Company must install equipment and perform necessary testing and qualification procedures prior to commencing commercial production at the facility. As a result of the foregoing and other factors, there can be no assurance that the project will be completed within its current budget or within the period currently scheduled by the Company, either of which could have a material adverse effect on the Company's business, financial condition and operating results. Furthermore, if the Company is unable to achieve adequate manufacturing yields at the FibX facility in a timely manner, or at all, or if the Company's net revenues do not increase commensurate with the anticipated increase in manufacturing capacity associated with the new facility and the expansion of its existing facilities, the Company's business, financial condition and operating results could also be materially adversely affected.

  The Company's manufacturing expansion and related capital expenditures are being made in anticipation of a level of customer orders that may not be sustained over multiple quarters, if at all. If anticipated levels of customer orders are not received, the Company will not be able reduce its expenses quickly enough to prevent a decline in the Company's gross margins and operating income. Such decline would have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company will be required to hire, train and manage additional production personnel in order to increase its production capacity as scheduled. The Company has in the past experienced and in the future may continue to experience substantial manufacturing capacity constraints. In the past, the

Company has been unable to accept certain orders from, and deliver products in a timely manner to, its customers due to such constraints. In the event the Company's plans to expand its manufacturing capacity are not implemented on a timely basis, the Company could face production capacity constraints, which could have a material adverse effect on the Company's business, financial condition and operating results. In addition, the Company may be required to make additional capital investments in new or existing manufacturing facilities. To the extent such capital investments are required, the Company's gross margins and, as a result, its business, financial condition and operating results, could be materially and adversely affected.

  The Company will also have to effectively coordinate and manage two manufacturing facilities to successfully meet its overall production goals. The Company has no experience in coordinating and managing production facilities that are located at different sites or in the transfer of manufacturing operations from one facility to another. As a result of these and other factors, the failure of the Company to successfully coordinate and manage multiple sites or to transfer the Company's manufacturing operations could adversely affect the Company's overall production and could have a material adverse effect on its business, financial condition and results of operations. See "Business--Manufacturing."

MANAGEMENT OF EXPANSION

  The Company is rapidly expanding certain aspects of its operations, particularly its manufacturing operations, and the Company anticipates that this expansion will continue in the near future. The Company intends to satisfy its working capital and capital expenditure requirements with cash flow from operations and available borrowings under its credit facilities. As part of this expansion, the Company has rapidly increased its employee base, from 439 employees on June 30, 1997 to 787 employees on October 2, 1998. The Company intends to continue to add and train new employees as its expands. The pace of the Company's expansion, in combination with the complexity of the technology involved in the manufacture of the Company's products, demands an unusually high level of managerial effectiveness in anticipating, planning, coordinating and meeting the operational and personnel needs of the Company and the needs of the Company's customers for quality, reliability and timely delivery. Many of the Company's key employees have not had previous experience in managing companies undergoing such rapid expansion. Any inability to manage the expansion of the Company's business could have a material adverse effect on its business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SUPPLIERS

  The Company is dependent on a limited number of suppliers of materials for its products as well as equipment used to manufacture its products. Some of the Company's suppliers are sole sources, and finding an alternative source might involve significant expense and delays, if such a source could be found at all. The Company has in the past been unable to ship products due to shortages of sole-sourced materials. Substantially all of the Company's revenues are derived from products incorporating one or more sole-sourced materials. The reliance on a sole or limited number of suppliers has in the past and could in the future result in lost orders, reduced control over pricing, quality and delivery schedules, as well as the need to redesign a product due to a failure to obtain a single source component. Any interruption in supply of single source materials could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company has to date conducted its business with suppliers through the issuance of conventional purchase orders based on the Company's forecasted requirements. The Company has in the past experienced delays in the receipt of key materials and has been unable to accept customer orders for Company products that require such materials. The Company generally does not maintain long-term agreements with its suppliers, and therefore the supply of a particular material could be terminated at any time without penalty to the supplier. Any future difficulty in obtaining sufficient and timely delivery of materials could result in delays or reductions in product shipments. In the event that any significant supplier or subcontractor were to become unable or unwilling to continue to manufacture or ship materials in required volumes, the Company would have to identify and qualify acceptable replacements. A delay or reduction in material shipments or any need to identify and qualify replacement suppliers could have a material adverse affect on the Company's business, financial condition and results of operations.

DEPENDENCE ON THIRD PARTY SALES REPRESENTATIVES AND DISTRIBUTORS

  The Company sells substantially all of its products through a network of six domestic and 22 international sales representatives and distributors. Substantially all of the Company's sales representatives and distributors have exclusive sales territories pursuant to contracts with the Company that are generally terminable at the Company's option, subject to certain notice periods. The Company's sales representatives and distributors participate in the Company's sales and marketing efforts by developing and maintaining relationships with key customer contacts, cross-marketing the Company's products to its existing customer base, communicating technical specifications and other requirements of its customers to the Company's product development engineers, and providing customer support after the sale. Although the Company intends to increase the number of sales representatives and distributors that market and sell its products as its customer base expands, and to selectively expand its direct marketing and sales force to take advantage of new customer opportunities, the Company expects that it will continue to rely on its independent sales representatives and distributors to market, sell and support many of its products. In addition, substantially all of the Company's sales representatives and distributors have exclusive rights to sell the Company's products in certain territories, which limits the Company's ability to add additional sales representatives and distributors. As a result, the Company's success depends in part on the continued viability and financial stability of the Company's sales representatives and distributors. The sales representative and distributor industries have been historically characterized by rapid change and instability resulting from widespread financial difficulties, industry consolidation and the emergence of competing distribution channels. In addition, certain of the Company's sales representatives and distributors carry products of one or more of the Company's competitors, and such sales representatives and distributors may carry more such products in the future. Accordingly, there is a risk that the Company's sales representatives and distributors may emphasize the products of one or more of the Company's competitors at the expense of their sales and marketing efforts on behalf of the Company's products. There can be no assurance that the Company's sales representatives or distributors will recommend, or continue to recommend, the Company's products, or that the Company's sales representatives or distributors will devote sufficient resources to market the Company's products or provide sufficient customer support for such products. The loss of, or reduction in sales made by, one or more of the Company's key sales representatives or distributors, or the inability to attract and retain new sales representatives or distributors that satisfy the Company's standards, could have a material adverse effect on the Company's business, financial condition or results of operations.

TECHNOLOGICAL CHANGE AND NEW PRODUCTS

  The Company expects that new technologies will emerge as competition in the telecommunications equipment industry increases and the need for higher and more cost efficient bandwidth expands. The Company's ability to anticipate changes in technology, industry standards, customer requirements and product offerings and to develop and introduce new and enhanced products will be significant factors in determining the Company's long-term success. The market for fiber optic components is characterized by significant capital investment, diverse and competing technologies, rapid product introduction and obsolescence of existing products. The introduction of new products incorporating new technologies or the emergence of new industry standards could render the Company's existing products uncompetitive, obsolete or unmarketable. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled assembly and manufacturing processes, as well as the accurate anticipation of technological and market trends. Many of the Company's competitors have substantially greater financial, technical, manufacturing and marketing resources with which to develop new technologies and to promote market acceptance of their products. There can be no assurance that the Company will be able to identify, develop, manufacture, market or support new or enhanced products successfully or on a timely basis, that new Company products will gain market acceptance or that the Company will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Any of these outcomes would have a material and adverse effect on the Company's business, financial condition and results of operations.

PRODUCT COMPLEXITY

  Products as complex as those offered by the Company may contain defects when first introduced or as new versions are released and new products often take longer to develop than originally anticipated. In the past, the Company has experienced such defects and delays in development and volume production. In particular, the Company has experienced defects and delays in production of integrated products. Delivery of products with production defects or reliability or quality problems could significantly delay or hinder market acceptance of such products, which could damage the Company's reputation and adversely affect the Company's ability to retain its existing customers and to attract new customers. Moreover, such defects could cause problems, interruptions, delays or cessation of sales to the Company's customers. Alleviating such problems may require significant expenditures of capital and resources by the Company. There can be no assurance that, despite testing by the Company, its suppliers or its customers, defects will not be found in new products after commencement of commercial production, resulting in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from the Company's other development efforts, claims by the Company's customers or others against the Company, or the loss of credibility with the Company's current and prospective customers. Any such event would have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS; CURRENCY RISKS

  The Company generates a significant portion of its net revenues from sales to companies located outside the United States, principally in Europe. Approximately 53.4%, 42.2% and 36.5% of the Company's net revenues in fiscal 1998, 1997 and 1996, respectively, were derived from sales to customers located outside the United States. In the first quarter of fiscal 1999, sales to customers located outside the United States accounted for 51.1% of net revenues, and the Company anticipates that international sales will continue to account for a significant portion of its net revenues. As a result, a significant portion of the Company's sales and operations may continue to be subject to certain risks, including government controls, export licensing requirements and restrictions, tariffs and other trade barriers, slower accounts receivable cycles, currency exchange risks and exchange controls and potential adverse tax consequences. Demand for the Company's products could also be adversely affected by seasonality of international sales and economic conditions in Europe and the Company's other overseas markets. These factors could have a material adverse effect on future sales of the Company's products to international customers and, consequently, on the Company's business, financial condition and results of operations.

  The Company anticipates shifting the manufacturing of certain of its mature products offshore to the FibX Joint Venture in 1999. Foreign manufacturing is subject to a number of other risks, including currency fluctuations, transportation delays and interruptions, difficulties in staffing, potentially adverse tax consequences and unexpected changes in regulatory requirements, tariffs and other trade barriers, and political and economic instability. The location of the FibX facility in Taiwan will also subject the Company to the risk of political instability, including but not limited to the potential for conflict between

Taiwan and the People's Republic of China. Any of these risks could have a material adverse effect on the Company's business, financial condition and results of operations.

  Currently, all of the Company's international sales are U.S. dollar denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make the Company's products less competitive in international markets. There can be no assurance that the Company will not be required to or otherwise accept payment in foreign currencies in the future. The Company's operating results could become subject to significant fluctuations based upon changes in the exchange rates of certain currencies in relation to the U.S. dollar. Although management will continue to monitor the Company's exposure to currency fluctuations, and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's business, financial condition and results of operations in the future.

RECENT MANAGEMENT ADDITIONS AND DEPENDENCE ON KEY EMPLOYEES

  The Company's senior management personnel have worked together for only a short time. The Company's Chief Executive Officer joined the Company in October 1997 and four of the Company's other five executive officers have joined the Company since that time. The success of the Company is dependent, in large part, on the long-term effectiveness of its executive officers and their continued service to the Company. The Company does not have key man life insurance coverage on any of its executive officers. The loss of the services of any of the Company's executive officers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

  The Company's success will also depend in large part upon its ability to attract and retain highly-skilled technical, managerial, sales and marketing personnel, particularly those skilled and experienced with fiber optics. Competition for such personnel, particularly in the United States, is intense. The Company has entered into employment agreements with several of its key employees. See "Management--Employment Agreements and Change of Control Arrangements." In addition, the Company has in the past recruited engineering and technical personnel from China, Taiwan and other countries and assisted such personnel in obtaining the necessary visas to work in the United States. There can be no assurance that the Company will be able to recruit key personnel from such countries in the future or that the Company will be able to obtain visas for the skilled workers it seeks to hire. Furthermore, there can be no assurance that the Company will be able to retain its existing key personnel or any new key personnel. Failure to attract and retain key personnel would have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH PATENTS AND INTELLECTUAL PROPERTY RIGHTS

  The Company's success will depend, in part, on its ability to protect its intellectual property. The Company relies primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect its proprietary technologies and processes. There can be no assurance that such measures will provide meaningful protection for the Company's proprietary technologies and processes. As of October 2, 1998, the Company had 45 U.S. patents issued and 31 U.S. and 18 foreign patent applications pending. These patents expire between 2007 and 2016. There can be no assurance that any patent will issue as a result of these applications or future applications or, if issued, that any patent claims allowed will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any existing or future patents will not be challenged, invalidated or circumvented, or that any right granted thereunder would provide meaningful protection to the Company. The failure of any patents to provide protection to the Company's technology would make it easier for the Company's competitors to offer similar products. The Company also generally enters into confidentiality agreements with its employees and strategic partners, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, develop similar technology independently or design around the Company's patents. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited outside of the United States, Europe and Japan. There can be no assurance that the Company will be able to obtain any meaningful intellectual property protection in such countries and territories. Further, the Company occasionally incorporates the intellectual property of its customers into its designs, and the Company has certain obligations with respect to the non-use and non-disclosure of such intellectual property. There can be no assurance that the steps taken by the Company to prevent misappropriation or infringement of the intellectual property of the Company or its customers will be successful. Moreover, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of proprietary rights of others, including its customers. Such litigation could result in substantial costs and diversion of the Company's resources and could have a material adverse effect on the Company's business, financial condition and results of operations.

  The telecommunications equipment industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, the Company has received, and may continue to receive in the future, notices of claims of infringement of other parties' proprietary rights. There can be no assurance that the Company will prevail in actions alleging infringement by the Company of third-party patents or the invalidity of the patents held by the Company will not be asserted or prosecuted against the Company, or that any assertions of infringement or prosecutions seeking to establish the invalidity of Company-held patents will not materially and adversely affect the Company's business, financial condition and results of operations. For example, in a patent or trade secret action, an injunction could issue against the Company requiring that the Company withdraw certain products from the market or necessitating that certain products offered for sale or under development be redesigned. The Company has also entered into certain indemnification obligations in favor of its customers and strategic partners that could be triggered upon an allegation or finding of the Company's infringement of other parties' proprietary rights. Irrespective of the validity or successful assertion of such claims, the Company would likely incur significant costs and diversion of its resources with respect to the defense of such claims, which could also have a material adverse effect on the Company's business, financial condition and results of operations. To address any potential claims or actions asserted against it, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance that under such circumstances a license would be available on commercially reasonable terms, if at all.

  Substantial inventories of intellectual property are held by a few industry participants, such as Lucent Technologies Inc., Northern Telecom Limited and certain major universities and research laboratories. This concentration of intellectual property in the hands of a few major entities also poses certain risks to the Company in seeking to hire qualified personnel. The Company has on a few occasions recruited such personnel from such entities. There can be no assurance that these entities or others will not claim the misappropriation or infringement of their intellectual property, particularly when and if employees of these entities leave to work for the Company. There can be no assurance that the Company will be able to avoid litigation in the future, particularly if new employees join the Company after having worked for a competing company. Such litigation could be very expensive to defend, regardless of the merits of the claims, and could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS AND STRATEGIC INVESTMENTS

  The Company expects to review acquisition and strategic investment prospects that would complement its existing product offerings, augment its market coverage, secure supplies of critical materials or enhance its technological capabilities. Although the Company has no current agreements with respect to any material acquisitions or investments, the Company may make acquisitions of or investments in businesses, products or technologies in the future. From time to time, the Company has considered increasing its ownership interest in a joint venture with its German distributor, AMS OptoTech GmbH ("AMS"), from its current level of 40%. AMS owns the other 60%. Future acquisitions or investments by the Company, including an increase in ownership interests in joint ventures, could result in potentially dilutive issuances of equity securities, large one-time write-offs, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets.

  Furthermore, acquisitions entail numerous risks, including difficulties in the assimilation of operations, personnel, technologies, products and the information systems of the acquired companies, diversion of management's attention from other business concerns, the diversion of resources from the Company's existing businesses, products or technologies, risks of entering geographic and business markets in which the Company has no or limited prior experience and the potential loss of key employees of acquired organizations. The Company has not made any material acquisitions in the past. No assurance can be given as to the ability of the Company to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future. The failure of the Company to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

ENVIRONMENTAL AND DISASTER RISKS

  The Company owns its facilities in San Jose and recently purchased five acres of vacant land near these facilities. Although the Company believes that it has complied with all applicable environmental regulations in connection with its land purchases, there can be no assurance that the Company will not be required to undertake environmental remediation in order to comply with current or future environmental laws. The cost of any remedial actions or the paying of penalties or damages for environmental matters, regardless of fault, could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company is subject to extensive federal, state and local environmental laws, rules, regulations and ordinances that govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes, and impose liability for the costs of cleaning up, and certain damages resulting from, past spills, disposals or other releases of hazardous substances (together, "Environmental Laws"). The Company handles small amounts of hazardous materials as part of its manufacturing activities and its facilities are located in close proximity to semiconductor manufacturers and other companies which routinely handle hazardous substances. Although the Company endeavors to handle all such materials in compliance with applicable law, penalties or damages for violations of Environmental Laws relating to the Company's handling of these materials, or for liability under any other Environmental Laws, could have a material adverse effect on the Company's business, financial condition and results from operations.

  The Company's facilities, which are located in a seismically active area, are susceptible to damage from earthquakes as well as from fire, floods, power loss, telecommunications failures and similar events. The Company does not currently have a disaster recovery plan in effect to respond to these events. The occurrence of any of these events could significantly disrupt the Company's operations and would have a material adverse effect on the Company's business, financial condition and results of operations.

YEAR 2000 COMPLIANCE

  Many currently installed computer systems, software products and other control devices are coded to accept only two digit entries in the date code fields, which will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' computer systems, software products and control devices may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company relies on its systems, applications and control devices in operating and monitoring all major aspects of its business. The Company recently installed new Enterprise Resource Planning software at a cost of approximately $1.0 million which the Company believes is Year 2000 compliant. With respect to its own systems, the Company relies on the representations of its primary software vendors that their products are Year 2000 compliant. Based in part on these representations, the Company believes its other systems, software and devices are also Year 2000 compliant. Nonetheless, the Company is in the process of reviewing the effect of Year 2000 issues on its other systems, including both its information technology and non-information technology systems, software and devices, and expects to complete the review by the end of calendar 1998. The noncompliance of the Company's systems, software and devices could severely disrupt the Company's operations and have a material adverse affect on its business, financial condition and results of operations.

  The Company also relies, directly and indirectly, on external systems of its customers, suppliers, creditors, financial organizations, utilities providers and governmental entities, both domestic and international. None of these systems are under the control of the Company. Consequently, the Company could be affected through disruptions in the operations of the enterprises with which the Company interacts. Furthermore, the purchasing frequency and volume of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to make their current systems Year 2000 compliant. Certain of the Company's customers, including each of the Company's three largest customers, have requested information from the Company concerning its exposure to Year 2000 problems, the steps it has taken to resolve any Year 2000 problems and what level of management attention is being focused on the issue. Similarly, the Company has sent inquiries to certain of its suppliers requesting substantially the same information from them. The Company has received representations from certain of its suppliers, including each of its sole source suppliers, as to the Year 2000 compliance of their systems and products. The Company has not assessed the Year 2000 compliance of its customers. If the Company's customers encounter Year 2000 problems that prevent their products from functioning properly, these customers may be forced to devote significant resources to fixing these problems and may reduce or suspend the manufacture of new telecommunications equipment during such time. As a result, the Company's sales of fiber optic components to these customers could be materially and adversely affected. In addition, if the Company's suppliers, particularly its sole-source suppliers, are unable to manufacture or deliver supplies to the Company as a result of Year 2000 problems, the Company's ability to manufacture and sell its products would be materially and adversely affected. The Company does not currently have in place any contingency plans for its operations if Year 2000 issues are not resolved in time or go undetected. The incomplete or untimely resolution of any of these issues could have a material adverse effect on the Company's business, financial condition and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Sales of a substantial number of shares of Common Stock after the offering could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of equity securities. Upon completion of the offering, the Company will have outstanding 61,428,649 shares of Common Stock, assuming no exercise of stock options after November 2, 1998. All of the 5,000,000 shares offered hereby (5,750,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. The remaining 56,428,649 shares of Common Stock outstanding upon the closing of this offering (assuming no exercise of the Underwriters' over-allotment option) will be "restricted securities" as that term is defined in Rule 144.

  Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act. As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:
56,428,649 shares will become eligible for sale upon expiration of the lock-up agreements between stockholders of the Company and the representatives of the Underwriters or the Company following the expiration of 180 days from the date of this Prospectus, 51,542,142 of which shares shall initially be subject to the volume and manner of sale restrictions under Rule 144. In addition to the foregoing, as of November 2, 1998, there were options outstanding under the Company's 1997 Equity Incentive Plan and 1997 Executive Equity Incentive Plan (the "Plans") to purchase an aggregate of 4,652,992 shares of Common Stock, of which options to purchase 1,086,787 shares were vested. As of November 2, 1998, no shares have been issued under the 1998 Director Option Plan, the 1998 Employee Stock Purchase Plan or the 1998 Stock Plan. The shares underlying such options will be eligible for sale upon expiration of the lock-up provisions contained in the plans following the expiration of 180 days from the date of this Prospectus, subject in certain cases to such shares underlying outstanding options becoming eligible for sale more than 180 days after the date of this Prospectus as such options vest. The Company has agreed not to release shares from these lock-up provisions without the prior written consent of Goldman, Sachs & Co. In addition, the Company intends to register, following this offering, the sale of shares of Common Stock subject to outstanding options or reserved for issuance under the Company's new and existing plans, thereby permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act. Further, certain stockholders holding approximately 53,025,000 shares of Common Stock are generally entitled to demand registration of their shares of Common Stock following the expiration of 180 days from the date of this Prospectus as well as to "piggy-back" on certain registration statements filed by the Company in the future. By exercising their demand registration rights, such stockholders could cause a large number of securities to be registered and sold in the public market, which could have an adverse effect on the market price of the Common Stock. See "Management--Stock Plans," "Underwriting," "Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights."

NO PRIOR TRADING MARKET FOR THE COMMON STOCK; POSSIBLE VOLATILITY OF STOCK
PRICE

  Prior to this offering, there has been no public market for the Common Stock of the Company. The initial public offering price was determined by negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters and may not be indicative of the price that will prevail on the open market. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. There can be no assurance that an active public market will develop or be sustained after this offering or that the market price of the Common Stock will not decline below the initial public offering price. Future announcements concerning the Company or its competitors, quarterly or annual variations in operating results, announcements of technological innovations, the introduction of new products or changes in product pricing policies by the Company or its competitors, proprietary rights or product liability litigation or changes in earnings estimates by analysts could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the securities of technology companies. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against such company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition.

CONTROL BY EXISTING STOCKHOLDERS

  The Company's founders, officers, directors and their affiliates will, in the aggregate, beneficially own approximately 84.2% of the Company's outstanding shares after this offering (83.2% if the Underwriters' over-allotment option is exercised in full). The Company's founders, Theresa Pan and Jing Jong Pan, will collectively own 32.6% of the Company's outstanding shares after this offering, and the Company's principal investor, Summit/E-Tek Holdings, L.L.C., will own 42.5% of such shares after this offering (32.6% and 41.5%, respectively, if the Underwriters' over-allotment option is exercised in full). As a result, these groups acting together will be able to control, or acting independently will be able to substantially influence, the outcome of all matters requiring approval by the stockholders of the Company, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of the Company, or causing a change in control of the Company which may not be favored by the Company's other stockholders. See "Principal and Selling Stockholders."

DISCRETIONARY USE OF PROCEEDS

  Of the net proceeds to the Company from the offering, estimated at approximately $43.6 million, a substantial portion will be used for general corporate purposes and have not been designated for any particular purpose. Accordingly, the Company will have broad discretion as to the application of such proceeds. See "Use of Proceeds."

EFFECT OF CERTAIN CHARTER, BYLAW AND OTHER PROVISIONS

  Certain provisions of the Company's Certificate of Incorporation (the "Certificate of Incorporation") and bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. In addition, the Company licenses technology from certain third parties pursuant to licenses that contain provisions restricting or eliminating the Company's rights to use the technology following an acquisition of the Company. Any of the foregoing provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. The Certificate of Incorporation and bylaws allow the Company to issue preferred stock with rights senior to those of the Common Stock without any further vote or action by the stockholders, provide for a classified board of directors, eliminate the right of the stockholders to call a special meeting of stockholders, eliminate the right of stockholders to act by written consent, and impose various procedural and other requirements which could make it difficult for stockholders to effect certain corporate actions. See "Description of Capital Stock."

ABSENCE OF DIVIDENDS; IMMEDIATE AND SUBSTANTIAL DILUTION

  The Company currently intends to retain any future earnings to fund its growth and, therefore, does not anticipate paying any dividends in the foreseeable future. Purchasers of the Common Stock offered hereby will suffer immediate and substantial dilution of $10.38 per share in the net tangible book value of the Common Stock from the initial public offering price of $12.00 per share. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dividend Policy," "Dilution" and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered hereby are estimated to be approximately $43.6 million, after deducting the underwriting discount and estimated offering expenses.

  The Company intends to utilize the net proceeds from this offering for working capital and general corporate purposes, including capital expenditures of up to $32.0 million to support manufacturing, product development, and selling, general and administrative activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." A portion of the proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, the Company evaluates potential acquisitions of or investments in such businesses, products or technologies. However, the Company has no present understandings, commitments or agreements with respect to any material acquisition of or strategic investment in other businesses, products or technologies. Pending use of the net proceeds for any purposes, the Company intends to invest such funds in short-term, interest-bearing, investment grade obligations. The Company will not receive any proceeds from the sale of the shares being sold by the Selling Stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

  The Company has never paid or declared any cash dividends on its Common Stock or on its Convertible Preferred Stock. It is the present policy of the Company to retain earnings to finance the growth and development of the business and, therefore, the Company does not anticipate declaring or paying cash dividends on its Common Stock in the foreseeable future. In addition, the Company's line of credit restricts the Company from paying cash dividends on its capital stock without the lender's prior consent.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of October 2, 1998 (i) on an actual basis, (ii) on a pro forma basis to reflect the conversion of all outstanding shares of Convertible Preferred Stock into 30,000,000 shares of Common Stock upon the closing of this offering and the reincorporation of the Company in Delaware and (iii) as adjusted to reflect the sale of 4,000,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                        OCTOBER 2, 1998
                                                 -------------------------------
                                                 ACTUAL   PRO FORMA  AS ADJUSTED
                                                 -------  ---------  -----------
                                                        (IN THOUSANDS)
Capital lease obligations, net of current
 portion........................................ $ 3,247  $  3,247    $   3,247
                                                 -------  --------    ---------
Long-term debt, net of current portion..........  11,604    11,604       11,604
                                                 -------  --------    ---------
Mandatorily Redeemable Convertible Preferred
 Stock, no par value, 30,000,000 shares
 authorized, 30,000,000 shares issued and
 outstanding (actual); no shares authorized,
 issued and outstanding (pro forma and as
 adjusted)(1)................................... 127,544       --           --
                                                 -------  --------    ---------
Stockholders' equity:
 Preferred Stock, none authorized, issued and
  outstanding (actual); $0.01 par value,
  25,000,000 shares authorized, none issued and
  outstanding (pro forma and as adjusted).......     --        --           --
 Common Stock, no par value, 65,000,000 shares
  authorized, 27,430,726 shares issued and
  outstanding (actual); $0.001 par value,
  300,000,000 shares authorized, 57,430,726
  shares issued and outstanding (pro forma);
  $0.001 par value, 300,000,000 shares
  authorized, 61,430,726 shares issued and
  outstanding (as adjusted)(2)(3)...............  22,159   149,703      193,343
 Notes receivable from stockholders............. (15,369)  (15,369)     (15,369)
 Deferred compensation..........................  (6,106)   (6,106)      (6,106)
 Distribution in excess of net book value....... (83,901)  (83,901)     (83,901)
 Retained earnings..............................  11,774    11,774       11,774
                                                 -------  --------    ---------
 Total stockholders' equity (deficit)........... (71,443)   56,101       99,741
                                                 -------  --------    ---------
Total capitalization............................ $70,952  $ 70,952    $ 114,592
                                                 =======  ========    =========

--------
(1) See Note 6 of Notes to Consolidated Financial Statements.
(2) See Note 8 of Notes to Consolidated Financial Statements.
(3) Excludes 7,569,274 shares of Common Stock reserved for issuance under the Company's 1997 Equity Incentive Plan and 1997 Executive Equity Incentive Plan, under which options to purchase 4,313,742 shares at a weighted average exercise price of $5.94 were outstanding as of October 2, 1998. See "Management--Stock Plans" and Note 8 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The pro forma net tangible book value of the Company as of October 2, 1998, was $56.1 million, or approximately $0.98 per share of Common Stock. Pro forma net tangible book value per share represents the amount of the Company's pro forma stockholders' equity, divided by 57,430,726 pro forma shares of Common Stock outstanding as of October 2, 1998. The preceding pro forma information gives effect to the conversion of the Company's Convertible Preferred Stock into 30,000,000 shares of Common Stock. After giving effect to the sale by the Company of 4,000,000 shares of Common Stock offered hereby and receipt of the estimated net proceeds therefrom, the pro forma adjusted net tangible book value of the Company as of October 2, 1998 would have been approximately $99.7 million or $1.62 per share. This represents an immediate increase in such net tangible book value of $0.64 per share to existing stockholders and an immediate dilution of $10.38 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share...........................       $12.00
  Pro forma net tangible book value per share as of October 2,
   1998........................................................... $0.98
  Increase per share attributable to new investors................  0.64
                                                                   -----
Pro forma net tangible book value per share after the offering....         1.62
                                                                         ------
Dilution per share to new investors...............................       $10.38
                                                                         ======

  The following table summarizes, on an adjusted basis as of October 2, 1998, after giving effect to the conversion of the Company's Convertible Preferred Stock into Common Stock, the difference between the total number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and by new investors (without giving effect to the underwriting discount and estimated offering expenses):

                            SHARES PURCHASED  TOTAL CONSIDERATION   AVERAGE
                           ------------------ -------------------- PRICE PER
                             NUMBER   PERCENT    AMOUNT    PERCENT   SHARE
                           ---------- ------- ------------ ------- ---------
Existing
 stockholders(1)(2)....... 57,430,726   93.5% $116,382,000   70.8%   $2.03
New investors(2)..........  4,000,000    6.5    48,000,000   29.2    12.00
                           ----------  -----  ------------  -----
  Total................... 61,430,726  100.0% $164,382,000  100.0%
                           ==========  =====  ============  =====

--------
(1) Excludes 7,569,274 shares of Common Stock reserved for issuance under the Company's 1997 Equity Incentive Plan and 1997 Executive Equity Incentive Plan, under which options to purchase 4,313,742 shares at a weighted average exercise price of $5.94 were outstanding as of October 2, 1998. See "Management--Stock Plans" and Note 8 of Notes to Consolidated Financial Statements.
(2) Sales by the Selling Stockholders in this offering will reduce the number of shares of Common Stock held by existing stockholders to 56,430,726, or 91.9% of the total number of shares of Common Stock outstanding immediately after this offering, and will increase the number of shares of Common Stock held by new investors to 5,000,000, or 8.1% of the total number of shares of Common Stock outstanding immediately after this offering. See "Principal and Selling Stockholders." If the Underwriter's over-allotment option is exercised in full, the number of shares of Common Stock held by new investors will increase to 5,750,000, or 9.4% of the total number of shares of Common Stock outstanding immediately after this offering, and the number of shares of Common Stock held by existing stockholders will decrease to 55,680,726, or 90.6% of the total number of shares of Common Stock outstanding immediately after this offering.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The consolidated statement of operations data for the fiscal years ended June 30, 1996, 1997 and 1998, and the consolidated balance sheet data at June 30, 1997 and 1998 are derived from audited Consolidated Financial Statements included herein. The consolidated statement of operations data for the fiscal year ended June 30, 1995 and the consolidated balance sheet data at June 30, 1995 and 1996 have been derived from audited Consolidated Financial Statements not included herein. The consolidated statement of operations data for the fiscal year ended June 30, 1994 and the Consolidated Balance Sheet at June 30, 1994 have been derived from unaudited Consolidated Financial Statements not included herein. The selected consolidated financial data as of October 2, 1998 and for the fiscal quarters ended September 30, 1997 and October 2, 1998 are derived from the unaudited Consolidated Financial Statements included elsewhere herein. In the opinion of management, such unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations for the indicated periods. Operating results for the fiscal quarter ended October 2, 1998 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 1999 or any other future period.

                                                                        FISCAL QUARTER
                                FISCAL YEAR ENDED JUNE 30,                   ENDED
                         --------------------------------------------  ------------------
                                                                       SEPT. 30,  OCT. 2,
                          1994     1995     1996     1997      1998      1997     1998(4)
                         -------  -------  -------  -------  --------  ---------  -------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net revenues............ $14,590  $31,661  $40,382  $73,076  $106,924  $ 27,309   $32,942
Cost of goods sold......   5,698   10,452   14,712   30,599    49,063    11,893    15,989
                         -------  -------  -------  -------  --------  --------   -------
 Gross profit...........   8,892   21,209   25,670   42,477    57,861    15,416    16,953
                         -------  -------  -------  -------  --------  --------   -------
Operating expenses:
 Research and
  development...........   2,116    2,270    2,444    3,953     7,702     1,655     3,076
 Selling, general and
  administrative........   3,279    6,697    8,773   15,290    21,097     5,198     5,395
                         -------  -------  -------  -------  --------  --------   -------
   Total operating
    expenses............   5,395    8,967   11,217   19,243    28,799     6,853     8,471
                         -------  -------  -------  -------  --------  --------   -------
Operating income........   3,497   12,242   14,453   23,234    29,062     8,563     8,482
Interest income.........      36       84      408      962     1,992       353       588
Interest expense........     (33)     (54)     (66)    (571)     (988)     (171)     (285)
                         -------  -------  -------  -------  --------  --------   -------
Income before income
 taxes..................   3,500   12,272   14,795   23,625    30,066     8,745     8,785
Provision for income
 taxes..................   1,570    4,566    5,524    8,477    12,142     3,499     3,514
                         -------  -------  -------  -------  --------  --------   -------
Net income..............   1,930    7,706    9,271   15,148    17,924     5,246     5,271
Convertible Preferred
 Stock accretion(1).....     --       --       --       --      9,021     1,842     2,400
                         -------  -------  -------  -------  --------  --------   -------
Net income available to
 Common
 Stockholders(2)........ $ 1,930  $ 7,706  $ 9,271  $15,148  $  8,903  $  3,404   $ 2,871
                         =======  =======  =======  =======  ========  ========   =======
Net income per share:
 Basic(3)...............  $ 0.04   $ 0.15   $ 0.19   $ 0.30    $ 0.39    $ 0.12    $ 0.13
 Diluted(3).............    0.04     0.15     0.19     0.30      0.32      0.10      0.09
Shares used in net
 income per share
 calculations:
 Basic(3)...............  50,000   50,000   50,000   50,000    22,970    28,073    22,037
 Diluted(3).............  50,000   50,000   50,000   50,000    55,561    51,922    58,573
                                         JUNE 30,
                         --------------------------------------------   OCT. 2,
                          1994     1995     1996     1997      1998     1998(4)
                         -------  -------  -------  -------  --------  ---------
                                           (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
Cash and cash
 equivalents............ $    59  $ 3,992  $ 8,026  $ 8,259  $ 21,918  $ 36,584
Working capital.........   2,524    9,464   18,342   27,706    33,582    38,379
Total assets............   7,409   16,665   26,709   61,760    90,378   102,284
Long-term obligations,
 net of current
 portion................     --       --       --     9,577    13,808    14,851
Mandatorily Redeemable
 Convertible Preferred
 Stock(1)...............     --       --       --       --    125,144   127,544
Stockholders' equity
 (deficit)..............   3,974   11,680   20,951   36,099   (74,498)  (71,443)

-------
(1) See Note 6 of Notes to Consolidated Financial Statements for a description of the Mandatorily Redeemable Preferred Stock and related accretion.
(2)  The Company has never paid or declared any cash dividends on its Common
     Stock.
(3) See Note 7 of Notes to Consolidated Financial Statements for the methods used to calculate the net income per share and the number of shares used in the net income per share calculations.
(4) Commencing on July 1, 1998, the Company changed its fiscal quarter end to the Friday that is closest to the end of the calendar quarter (October 2 for the first quarter in fiscal 1999). The fiscal quarter ended October 2, 1998 included 94 days compared to 92 days in the fiscal quarter ended September 30, 1997. The Company's fiscal year end remained unchanged.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the information included elsewhere in this Prospectus. The information in this Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  The Company designs, packages, manufactures and sells high quality passive components for fiber optic networks. E-Tek was incorporated in Florida in May 1983, reincorporated in California in 1987 and reincorporated in Delaware in November 1998. The Company has been profitable for the last five years, and has focused on providing optical components for the telecommunications industry since 1989. In July 1997, the Company underwent a recapitalization in which it sold a controlling stake in the Company through the issuance of Convertible Preferred Stock which has significant rights and preferences over the Common Stock, including the right to elect a majority of the Company's directors, cumulative dividends and a liquidation preference. In connection with the recapitalization, the Company also repurchased Common Stock from the Company's founders. In late calendar 1997, E-Tek hired a number of new executive officers, including its Chief Executive Officer and Chief Financial Officer, to lead the Company in anticipation of future growth and expansion.

  The Company generates revenues primarily from the sale of components and modules. Revenue from product sales is generally recognized at the time the product is shipped, with provisions established for estimated product returns and allowances. A relatively small number of telecommunications equipment manufacturers have accounted for a significant portion of the Company's revenue to date. This has historically resulted in an uneven order flow driven by fluctuating demand for the Company's products. In addition, the Company's sales have been affected by a seasonal decrease in demand in the last quarter of each calendar year.

  The fiber optic components industry is characterized by declining ASPs resulting from such factors as increased competition and increasing unit volumes as telecommunication service providers continue to deploy and expand fiber optic networks. Cost and component size reductions driven by advances in component technology and manufacturing efficiencies, as well as the increasing integration of components, are expected to accelerate the rate of growth in existing optical components markets and enable new markets such as metropolitan area networks. As a result, telecommunications equipment manufacturers are increasingly demanding high volume manufacture of low cost, high performance, integrated components.

  The Company is engaged in continuing efforts to expand its manufacturing capabilities to address historical capacity constraints and anticipated unit volume growth. Beginning in December 1997, the Company increased the size of its San Jose facility from approximately 90,000 square feet to approximately 160,000 square feet and purchased approximately $7.0 million of capital equipment. The Company increased its number of manufacturing employees from 396 in December 1997 to 634 in October 1998. In addition, the Company has recently entered into a joint venture with a Taiwanese company (the "FibX Joint Venture") to build and operate a fiber optic component manufacturing facility in Taiwan. The Company anticipates it will begin manufacturing certain of its mature products at the FibX facility in 1999.

  In fiscal 1998 and in the first quarter of fiscal 1999, the Company derived approximately 53.4% and 51.1%, respectively, of its revenues from sales to customers outside the United States, principally in Europe. All sales are denominated in U.S. dollars and the Company had no foreign exchange exposures at June 30, 1998.

  Commencing on July 1, 1998, the Company changed its fiscal quarter end to the Friday that is closest to the end of the calendar quarter (October 2 for the first quarter in fiscal 1999). The fiscal quarter ended October 2, 1998 included 94 days compared to 92 days in the fiscal quarter ended September 30, 1997. The Company's fiscal year end remained unchanged.

  Fluctuations in the Company's operating results have occurred in the past and are likely to occur in the future due to a variety of factors, any of which may have a material adverse effect on the Company's operating results. In particular, the Company's quarterly and annual results of operations have in the past varied and may in the future vary significantly due to general business conditions in the fiber optic equipment industry, customer concentration, seasonal fluctuations in demand, changes in demand for the products of the Company's customers, changes in the mix of products sold by the Company, the timing and amount of orders from the Company's customers, cancellations or delays of customer product orders, new product introductions by the Company or its competitors, cancellations, changes or delays of deliveries of products to the Company by its suppliers, increases in the costs of products from the Company's suppliers, fluctuations in product life cycles, decline in ASPs, competition, changes in the Company's manufacturing capacity, loss of or reduction in sales by sales representatives and distributors, intellectual property disputes and general economic conditions. Since a large portion of the Company's operating expenses, including salaries and depreciation, is fixed and difficult to reduce, the material adverse effect of any revenue shortfall will be magnified by the fixed nature of these operating expenses. All of the above factors are difficult for the Company to forecast, and these and other factors could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's visibility regarding future customer demand is limited. As a result of all of the foregoing, there can be no assurance that the Company will be able to sustain profitability on a quarterly or an annual basis. Moreover, the Company believes that period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future operating results. The Company's operating results in a future quarter or quarters are likely to fall below the expectations of public market analysts or investors. In such event, the price of the Company's Common Stock will likely be materially adversely affected.

DEFERRED COMPENSATION EXPENSE

  Through October 2 1998, the Company recorded aggregate deferred stock compensation of approximately $2.5 million in connection with the issuance of stock options to employees. This deferred compensation, representing the difference between the deemed fair value of the Company's Common Stock and the exercise price of the stock options at the date of grant, is amortized on a straight-line basis over the vesting period, which is generally 48 months. The Company recognized approximately $135,000 and $290,000 in deferred stock compensation expense during the fiscal quarter ended October 2, 1998 and during fiscal 1998, respectively. The Company expects amortization of approximately $540,000 during each of the next four fiscal years.

  During fiscal 1998, under the Company's stock option plans, the Company issued 7,211,000 shares of Common Stock to employees and officers of the Company in exchange for promissory notes in an aggregate principal amount of $18,215,000. Because the notes do not bear interest, the $18,215,000 face value was discounted using a 6% interest rate to $13,615,000 with the difference recorded as deferred compensation cost. As this cost is expensed, it will be offset by a corresponding non-cash interest income benefit, resulting in no net effect on pre-tax or net income. During the fiscal quarter ended October 2, 1998 and fiscal 1998, the Company recognized $241,000 and $600,000, respectively, in employee compensation expense, which was offset by the same amounts in imputed interest income. In fiscal 1999 the Company expects to recognize approximately $1.0 million in offsetting compensation expense and interest income.

  These amortization amounts will be allocated to cost of goods sold, research and development, and selling, general and administrative expenses based on the applicable job function of each optionee.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentages of net revenues represented by certain items reflected in the Company's Consolidated Statement of Operations:

                                   FISCAL YEAR
                                 ENDED JUNE 30,      FISCAL QUARTER ENDED
                                -------------------  ------------------------
                                                      SEPT. 30,     OCT. 2,
                                1996   1997   1998      1997         1998
                                -----  -----  -----  -----------   ----------
                                   (AS A PERCENTAGE OF NET REVENUES)
Net revenues................... 100.0% 100.0% 100.0%        100.0%       100.0%
Cost of goods sold.............  36.4   41.9   45.9          43.5         48.5
                                -----  -----  -----    ----------   ----------
  Gross profit.................  63.6   58.1   54.1          56.5         51.5
                                -----  -----  -----    ----------   ----------
Operating expenses:
  Research and development.....   6.1    5.4    7.2           6.1          9.3
  Selling, general and
   administrative..............  21.7   20.9   19.7          19.0         16.4
                                -----  -----  -----    ----------   ----------
    Total operating expenses...  27.8   26.3   26.9          25.1         25.7
                                -----  -----  -----    ----------   ----------
Operating income...............  35.8   31.8   27.2          31.4         25.8
Interest income................   1.0    1.3    1.8           1.3          1.8
Interest expense...............  (0.2)  (0.8)  (0.9)         (0.6)        (0.9)
                                -----  -----  -----    ----------   ----------
Income before income taxes.....  36.6   32.3   28.1          32.1         26.7
Provision for income taxes.....  13.6   11.6   11.4          12.8         10.7
                                -----  -----  -----    ----------   ----------
Net income.....................  23.0%  20.7%  16.7%         19.3%        16.0%
                                =====  =====  =====    ==========   ==========

 FISCAL YEARS ENDED JUNE 30, 1996, 1997 AND 1998

  NET REVENUES. Net revenues increased 46.2% to $106.9 million for fiscal 1998 from $73.1 million for fiscal 1997, and increased 80.9% in fiscal 1997 from $40.4 million for fiscal 1996. The net revenue increases were primarily due to increased unit shipments of the Company's isolators, WDM components and modules, micro-optic integrated components, and couplers, and in fiscal 1998, also due to substantial growth in sales of products for submarine applications. Higher unit volumes contributed to 73.5% of the increase in net revenues whereas unit price increases contributed 26.5%. While ASPs for certain components declined, these declines were offset by a change in product mix towards more integrated and higher priced units. A relatively small number of customers have accounted for a significant portion of the Company's total revenue to date, and the Company expects that this trend will continue for the foreseeable future. Sales to the Company's three largest customers, Alcatel, Pirelli and Corning, accounted for approximately 30.2%, 16.5% and 14.3% respectively, of the Company's net revenues in fiscal 1998.

  GROSS PROFIT. Gross profit increased 36.2% to $57.9 million for fiscal 1998 from $42.5 million for fiscal 1997, and increased 65.5% in fiscal 1997 from $25.7 million for fiscal 1996. Cost of goods sold consists of raw material costs, direct labor costs, warranty costs, royalties and overhead related to the Company's manufacturing operations. Gross profit margins declined from 63.6% for fiscal 1996 to 58.1% for fiscal 1997 and to 54.1% for fiscal 1998. Gross profit margins declined during these periods primarily due to declining ASPs and the Company's substantial expansion of its manufacturing capacity to address historical capacity constraints and anticipated unit volume growth. The Company's gross profit margins have fluctuated in the past and will continue to fluctuate in the future. The Company expects its gross profit margins to decline in the near future due to industry-wide pricing pressure. The Company's gross profit margins have and will continue to fluctuate based on the level of revenue attained, given the significant fixed costs associated with its manufacturing operations. The Company's gross margins in the future may be affected by a number of factors, including levels of revenue achieved, market pricing, manufacturing volumes, efficiencies and yields, fluctuations in the availability and price of raw materials, product mix and labor costs.

  RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist of compensation costs for research and development staff, depreciation of equipment, prototype materials and overhead allocations for facilities and services. Research and development expenses were $7.7 million, $4.0 million and $2.4 million for fiscal 1998, 1997 and 1996, respectively, representing 7.2%, 5.4% and 6.1% of net revenues, respectively. The increase for expenditures over this period was primarily due to the Company's investment in the development of new products and product enhancements and an increase in personnel. The Company expects to continue to make substantial investments in research and development and anticipates that research and development expenses will continue to increase in fiscal 1999 in absolute dollars. To date, the Company has not capitalized any research and development costs.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist of compensation costs for selling, general and administrative staff, sales commissions, travel expenses, marketing staff and programs, professional services, accounting, human resources, executive management and consulting. Selling, general and administrative expenses were $21.1 million, $15.3 million and $8.8 million for fiscal 1998, 1997 and 1996, respectively, representing 19.7%, 20.9% and 21.7% of net revenues, respectively. The absolute increase in expenditures over this period reflected the hiring of additional selling, marketing and administrative personnel and increased commissions paid on higher revenues, as well as the amortization of deferred compensation expense described above. The Company anticipates that its selling, general and administrative expenses will increase in absolute dollars during fiscal 1999 as additional personnel are hired and commissions increase, but may vary as a percentage of net revenues depending on the Company's future net revenues.

  INTEREST INCOME AND INTEREST EXPENSE. The Company's interest income was approximately $2.0 million, $1.0 million and $408,000 for fiscal 1998, 1997 and 1996, respectively. The Company earns interest income on its short-term investments. In addition, the Company recognized imputed interest income in fiscal 1998 of $600,000 related to notes receivable from stockholders. Interest expense, incurred on borrowings secured by the Company's real property and on capital leases, was $988,000, $571,000 and $66,000 for fiscal 1998, 1997 and 1996, respectively.

  PROVISION FOR INCOME TAXES. The Company's combined federal and state income tax rate was approximately 40%, 36% and 37% in fiscal 1998, 1997 and 1996, respectively. The effective income tax rate for fiscal 1998 is higher than the rates for fiscal 1997 and fiscal 1996 because of a permanent tax difference related to the Company's investment in the FibX Joint Venture. This permanent difference is a result of a license fee from the FibX Joint Venture for certain technology, which is recognized as revenue for income tax purposes but not for financial reporting purposes.

 FISCAL QUARTERS ENDED SEPTEMBER 30, 1997 AND OCTOBER 2, 1998

  NET REVENUES. Net revenues increased 20.6% from $27.3 million for the fiscal quarter ended September 30, 1997 to $32.9 million for the fiscal quarter ended October 2, 1998. The increase in net revenues reflected higher unit shipments of the Company's isolators, WDM components and modules, micro-optic integrated components, and couplers and substantial growth in sales of products for submarine applications. While ASPs for certain components declined, these declines were offset by a change in product mix towards more integrated and higher priced units, such as those used in submarine applications.

  GROSS PROFIT. Gross profit increased 10.0% to $17.0 million for the fiscal quarter ended October 2, 1998 from $15.4 million for the fiscal quarter ended September 30, 1997. Gross profit margins declined from 56.5% to 51.5% during these periods, primarily due to declining ASPs and the additional depreciation on capital expenditures and other costs associated with the Company's expansion of its manufacturing capacity.

  RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 85.9% from $1.7 million for the fiscal quarter ended September 30, 1997 to $3.1 million for the fiscal quarter ended October 2, 1998. The increase was primarily due to the hiring of additional engineers and the purchase of materials and depreciation on equipment used to develop new products and to enhance existing products.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 3.8% from $5.2 million for the fiscal quarter ended September 30, 1997 to $5.4 million for the fiscal quarter ended October 2, 1998. The increase was primarily due to the hiring of additional selling, general and administrative personnel to support the Company's growth.

  INTEREST INCOME AND INTEREST EXPENSE. Interest income increased from $353,000 in the fiscal quarter ended September 30, 1997 to $588,000 in the fiscal quarter ended October 2, 1998, primarily due to recognizing the imputed interest income of $241,000 related to notes receivable from stockholders. Interest expense increased from $171,000 in the fiscal quarter ended September 30, 1997 to $285,000 in the fiscal quarter ended October 2, 1998, reflecting a higher level of borrowings.

  QUARTERLY RESULTS OF OPERATIONS

  The following tables set forth unaudited quarterly results for the seven fiscal quarters ended October 2, 1998, as well as such data expressed as a percentage of the Company's net revenues for each quarter. This information has been presented on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this Prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary to present fairly the unaudited quarterly results. This information should be read in conjunction with the Company's audited Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period. See "Risk Factors--Fluctuations in Quarterly and Annual Results; Seasonality."

                                               FISCAL QUARTER ENDED
                         -------------------------------------------------------------------
                         MARCH 31, JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31, JUNE 30,  OCT. 2,
                           1997      1997      1997      1997      1998      1998     1998
                         --------- --------  --------- --------  --------- --------  -------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues............  $20,983  $23,886    $27,309  $25,311    $23,729  $30,575   $32,942
Cost of goods sold......    8,791   10,089     11,893   11,155     11,182   14,833    15,989
                          -------  -------    -------  -------    -------  -------   -------
 Gross profit...........   12,192   13,797     15,416   14,156     12,547   15,742    16,953
                          -------  -------    -------  -------    -------  -------   -------
Operating expenses:
 Research and
  development...........    1,199    1,201      1,655    1,746      1,921    2,380     3,076
 Selling, general and
  administrative........    4,441    4,991      5,198    5,112      5,168    5,619     5,395
                          -------  -------    -------  -------    -------  -------   -------
   Total operating
    expenses............    5,640    6,192      6,853    6,858      7,089    7,999     8,471
                          -------  -------    -------  -------    -------  -------   -------
Operating income........    6,552    7,605      8,563    7,298      5,458    7,743     8,482
                          -------  -------    -------  -------    -------  -------   -------
Interest income.........      253      292        353      428        514      697       588
Interest expense........     (254)    (141)      (171)    (188)      (112)    (517)     (285)
                          -------  -------    -------  -------    -------  -------   -------
Income before income
 taxes..................    6,551    7,756      8,745    7,538      5,860    7,923     8,785
Provision for income
 taxes..................    2,351    2,784      3,499    3,014      2,439    3,190     3,514
                          -------  -------    -------  -------    -------  -------   -------
Net income..............    4,200    4,972      5,246    4,524      3,421    4,733     5,271
Convertible Preferred
 Stock accretion........      --       --       1,842    2,393      2,393    2,393     2,400
                          -------  -------    -------  -------    -------  -------   -------
Net income available to
 Common Stockholders....  $ 4,200  $ 4,972    $ 3,404  $ 2,131    $ 1,028  $ 2,340   $ 2,871
                          =======  =======    =======  =======    =======  =======   =======
Net income per share:
 Basic..................  $  0.08  $  0.10    $  0.12  $  0.10    $  0.05  $  0.11   $  0.13
 Diluted................     0.08     0.10       0.10     0.08       0.06     0.08      0.09
Shares used in net
 income per share
 calculations:
 Basic..................   50,000   50,000     28,073   21,205     21,258   21,308    22,037
 Diluted................   50,000   50,000     51,922   55,007     57,222   58,092    58,573
Net revenues............    100.0%   100.0%     100.0%   100.0%     100.0%   100.0%    100.0%
Cost of goods sold......     41.9     42.2       43.5     44.1       47.1     48.5      48.5
                          -------  -------    -------  -------    -------  -------   -------
 Gross profit...........     58.1     57.8       56.5     55.9       52.9     51.5      51.5
Operating expenses:
 Research and
  development...........      5.7      5.0        6.1      6.9        8.1      7.8       9.3
 Selling, general and
  administrative........     21.2     20.2       19.0     20.2       21.8     18.4      16.4
                          -------  -------    -------  -------    -------  -------   -------
   Total operating
    expenses............     26.9     25.9       25.1     27.1       29.9     26.2      25.7
                          -------  -------    -------  -------    -------  -------   -------
Operating income........     31.2     31.2       31.4     28.8       23.0     25.3      25.8
Interest income.........      1.2      1.2        1.3      1.7        2.2      2.3       1.8
Interest expense........     (1.2)    (0.5)      (0.6)    (0.7)      (0.5)    (1.7)     (0.9)
                          -------  -------    -------  -------    -------  -------   -------
Income before income
 taxes..................     31.2     32.6       32.1     29.8       24.7     25.9      26.7
Provision for income
 taxes..................     11.2     11.8       12.8     11.9       10.3     10.4      10.7
                          -------  -------    -------  -------    -------  -------   -------
Net income..............     20.0%    20.8%      19.3%    17.9%      14.4%    15.5%     16.0%
                          =======  =======    =======  =======    =======  =======   =======

  NET REVENUES. Quarterly net revenues increased in each of the three fiscal quarters ended September 30, 1997 due to higher unit shipments of both existing products and new products and the overall growth of the fiber optic market. Net revenues declined in the fiscal quarters ended December 31, 1997 and March 31, 1998 primarily due to a decline in sales to Corning, as well as a reduction in ASPs. In addition, the results for the fiscal quarter ended December 31, 1997 were adversely affected by reduced seasonal demand for optical components. Net revenues increased in the two fiscal quarters ended June 30, 1998 and October 2, 1998 primarily due to increased product purchases by Corning, an increase in product sales for submarine applications and increasing unit shipments generally. There can be no assurance, however, that sales to Corning will not decline again in the future.

  GROSS PROFIT. Gross profit margins declined over the seven fiscal quarters from 58.1% in the fiscal quarter ended March 31, 1997 to 51.5% in the two fiscal quarters ended June 30, 1998 and October 2, 1998 primarily due to declining ASPs and, beginning in December 1997, due to the increase in the Company's manufacturing capacity. This capacity expansion has substantially increased the Company's fixed costs, and thus the Company's gross profits margins would be adversely affected if anticipated levels of customer sales do not occur or are delayed.

  OPERATING EXPENSES. Research and development expenses increased as a percentage of revenues through the fiscal quarter ended October 2, 1998 as the Company developed additional products, including associated personnel costs, facility costs, and related project material purchases. Research and development personnel increased to 66 at October 2, 1998 from 51 at June 30, 1998. Selling, general and administration expenses also increased in fiscal 1998 as a result of the amortization of deferred compensation costs related to employee stock options and to non-interest bearing notes receivable from stockholders. Selling, general and administrative expenses generally increased as a percentage of net revenues during the same period although such expenses declined in absolute dollars in the fiscal quarter ended December 31, 1997 due to lower sales commissions resulting from lower revenues. These expenses also declined in absolute dollars in the fiscal quarter ended October 2, 1998 due to lower consulting costs.

YEAR 2000 COMPLIANCE

  Many currently installed computer systems, software products and other control devices are coded to accept only two digit entries in the date code fields, which will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' computer systems, software products and control devices may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company relies on its systems, applications and control devices in operating and monitoring all major aspects of its business. The Company recently installed new Enterprise Resource Planning software at a cost of approximately $1.0 million which the Company believes is Year 2000 compliant. With respect to its own systems, the Company relies on the representations of its primary software vendors that their products are Year 2000 compliant. Based in part on these representations, the Company believes its other systems, software and devices are also Year 2000 compliant. Nonetheless, the Company is in the process of reviewing the effect of Year 2000 issues on its other systems, including both its information technology and non-information technology systems, software and devices, and expects to complete the review by the end of calendar 1998. The noncompliance of the Company's systems, software and devices could severely disrupt the Company's operations and have a material adverse affect on its business, financial condition and results of operations.

  The Company also relies, directly and indirectly, on external systems of its customers, suppliers, creditors, financial organizations, utilities providers and governmental entities, both domestic and international. None of these systems are under the control of the Company. Consequently, the Company could be affected through disruptions in the operations of the enterprises with which the Company interacts. Furthermore, the purchasing frequency and volume of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to make their current systems Year 2000 compliant. Certain of the Company's customers, including each of the

Company's three largest customers, have requested information from the Company concerning its exposure to Year 2000 problems, the steps it has taken to resolve any Year 2000 problems and what level of management attention is being focused on the issue. Similarly, the Company has sent inquiries to certain of its suppliers requesting substantially the same information from them. The Company has received representations from certain of its suppliers, including each of its sole source suppliers, as to the Year 2000 compliance of their systems and products. The Company has not addressed the Year 2000 compliance of its customers. If the Company's customers encounter Year 2000 problems that prevent their products from functioning properly, these customers may be forced to devote significant resources to fixing these problems and may reduce or suspend the manufacture of new telecommunications equipment during such time. As a result, the Company's sales of fiber optic components to these customers could be materially and adversely affected. In addition, if the Company's suppliers, particularly its sole-source suppliers, are unable to manufacture or deliver supplies to the Company as a result of Year 2000 problems, the Company's ability to manufacture and sell its products would be materially and adversely affected. The Company does not currently have in place any contingency plans for its operations if Year 2000 issues are not resolved in time or go undetected. The incomplete or untimely resolution of any of these issues could have a material adverse effect on the Company's business, financial condition and results of operations.

RECAPITALIZATION

  In July 1997, the Company completed a recapitalization, pursuant to which it sold a controlling stake in the Company through the issuance of Convertible Preferred Stock for $120 million which has significant rights and preferences over the Common Stock, including rights to elect a majority of the Company's directors, cumulative dividends and a liquidation preference (the "Recapitalization"). In connection with the Recapitalization, the Company also repurchased $120 million in Common Stock from the Company's founders. The Company recorded Convertible Preferred Stock accretion of $9.0 million during fiscal 1998 related to the 8% per annum dividends payable on Convertible Preferred Stock. Upon consummation of this offering, all shares of Convertible Preferred Stock will convert to Common Stock and there will be no additional accretion. The amount recorded for the Convertible Preferred Stock, including accretion to date, will be transferred to Common Stock. See "Certain Transactions--Recapitalization" and Note 1 of Notes to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has financed its operations and met its capital expenditure requirements primarily through cash flow from operations and borrowings. At October 2, 1998, the Company had working capital of $38.4 million, including $36.6 million in cash and cash equivalents, compared to working capital at June 30, 1998 of $33.6 million, including $21.9 million in cash and cash equivalents, and compared to $27.7 million of working capital as of June 30, 1997, including $8.3 million in cash and cash equivalents and $10.8 million in short-term investments.

  For the fiscal quarter ended October 2, 1998, the Company's operating activities generated net cash of $9.5 million. This resulted primarily from net income of $5.3 million, depreciation of $2.4 million and an increase in accrued liabilities and income tax payable of $7.2 million, offset by an increase in inventory of $2.4 million and a decrease in accounts payable of $2.9 million. The increase in accrued liabilities was primarily due to an increase in deferred revenues. Deferred revenues increased from $1.0 million at June 30, 1998 to $4.3 million at October 2, 1998. The increase was due to a greater volume of shipments of new products during the fiscal quarter ended October 2, 1998 compared to the preceding fiscal quarter. Inventory also increased during the quarter as a result of an increase in sales volume. Accounts payable decreased due to the timing of supplier payments.

  For fiscal 1998, the Company's operating activities generated net cash of $27.7 million. This resulted primarily from net income of $17.9 million, depreciation of $6.1 million and an increase in accounts payable and accrued liabilities of $10.4 million, offset by an increase in deferred tax assets and inventories of $6.8 million. The increase in accounts payable was primarily due to an increase in inventory purchases as a result of an increase in sales volume. The increase in accrued liabilities was due to an increase in accrued compensation expense and accrued warranty expense. The increase in deferred tax assets resulted mainly from the incurrence of expenses deductible for book purposes that were not currently deductible for tax purposes.

  For fiscal 1997, the Company generated $13.5 million net cash from operating activities. This resulted primarily from $15.1 million net income, $3.1 million of depreciation and an increase in accrued liabilities of $5.9 million, offset by an increase in accounts receivable of $10.0 million. The increase in accrued liabilities was due primarily to the increase in accrued compensation and accrued warranty. The increase in accounts receivable was due to the increase in sales.

  For fiscal 1996, net cash provided by operating activities of $10.2 million was due mainly to net income of $9.3 million and depreciation of $1.4 million.

  Net cash provided by investing activities was $2.9 million for the fiscal quarter ended October 2, 1998, and consisted of the receipt of $7.0 million from the FibX joint venture, partially offset by $4.1 million in capital expenditures. Net cash used in investing activities was $12.4 million for fiscal 1998, $21.4 million for fiscal 1997 and $4.8 million for fiscal 1996, and consisted primarily of capital expenditures. Capital expenditures were $19.1 million for fiscal 1998, $18.2 million for fiscal 1997 and $1.9 million for fiscal 1996. The substantial increases in capital expenditures in fiscal 1997 and 1998 were related to the November 1996 acquisition of the Company's previously leased San Jose manufacturing facility, as well as additions to machinery and equipment, computers and leasehold improvements in connection with such purchase. In fiscal 1999, the Company expects to invest approximately $25.0 million in production equipment and leasehold improvements in order to expand its San Jose manufacturing capabilities and approximately $7.0 million in research and development and general and administrative activities.

  Net cash provided by financing activities was $2.2 million for the fiscal quarter ended October 2, 1998, reflecting a net increase in borrowings on long-term debt. Net cash used in financing activities was $1.6 million for fiscal 1998 as compared to $8.1 million of net cash provided by financing activities for fiscal 1997 and $1.4 million of net cash used in financing activities for fiscal 1996. The fiscal 1998 amount reflects the net effect of the Recapitalization as well as the addition of $3.0 million of long term debt. The fiscal 1997 amount reflects the incurrence of $7.7 million in long-term debt in connection with the purchase of real estate and improvements for the Company's San Jose facilities.

  The Company has a $15.0 million revolving credit agreement with Bank of America which expires on December 31, 1998. The revolving credit agreement is secured by the Company's accounts receivable, inventories and equipment and contains customary restrictive covenants, including covenants for minimum tangible net worth, liabilities to tangible net worth and cash flow. The borrowings thereunder bear interest at a rate of LIBOR plus 1.5%. At October 2, 1998, the Company had no borrowings outstanding under the revolving credit agreement. The Company anticipates that the revolving credit agreement will be renewed prior to its expiration.

  The Company's allowance for doubtful accounts and sales returns was approximately $5.6 million and $4.9 million as of October 2, 1998 and June 30, 1998, respectively. Both amounts included approximately $1.1 million of reserve for receivables related to sales to AMS OptoTech GmbH, a partner in a joint venture. The Company has not recognized such revenue as AMS OptoTech GmbH has been holding the payment to the Company to fund the operation of the joint venture. The joint venture has incurred cumulative losses from its inception through October 2, 1998.

  The Company's inventory increased from $4.1 million at June 30, 1997 to $6.9 million at June 30, 1998 to $9.3 million at October 2, 1998. The increase relates primarily to the growth experienced by the Company during fiscal 1998 and the fiscal quarter ended October 2, 1998. The Company's reserves as a percentage of gross inventory increased from 30% at June 30, 1997 to 35% at June 30, 1998 and decreased to 31% at October 2, 1998. The Company believes that this level of reserves is customary in the Company's industry given the pace of its technological change. The increase in the absolute dollars in inventory reserves was primarily due to the increased excess and obsolete inventory risk as a result of increased market competition and introduction of new products.

  The Company may in the future pursue acquisitions of, or strategic investments in, businesses, products and technologies, or enter into additional joint venture arrangements, that could complement or expand the Company's business. From time to time, the Company has considered increasing its ownership interest in its joint venture with AMS OptoTech GmbH. Any material acquisition, strategic investment or joint venture could result in a decrease in the Company's working capital depending on the amount, timing and nature of the consideration to be paid.

  Pursuant to the FibX Joint Venture, the Company and the other investor each contributed $7.0 million in cash for a 50% interest. Under the FibX Joint Venture agreement and a related license agreement, the Company received $7.0 million in September 1998 for certain technologies of the Company that were licensed to the FibX Joint Venture. See Note 3 of Notes to Consolidated Financial Statements. The FibX Joint Venture agreement does not require the Company to provide any additional financing to the FibX Joint Venture.

  The Company believes that the net proceeds from the offering, cash flow from operations, existing cash and cash equivalent balances, short-term investment balances, available borrowings under the revolving credit agreement and capital leases will satisfy the Company's working capital and capital expenditure requirements for at least the next 12 months, although the Company may seek to raise additional capital during that period. There can be no assurance the Company will not require additional funds prior to the expiration of such 12 month period. Beyond the next 12 months, the Company intends to satisfy its working capital and capital expenditure requirements with cash flow from operations and available borrowings under credit facilities. However, if such sources are insufficient, or even if they are sufficient, the Company may seek additional debt or equity financing. The Company requires substantial working capital to fund its business, particularly to finance accounts receivable and inventory, and for investments in property, plant and equipment, and may consume working capital more rapidly than currently anticipated resulting in the need for additional capital. The Company's need to raise additional equity or debt financing in the future will depend on many factors, including the rate of sales growth, the market acceptance of the Company's existing and new products, the amount and timing of research and development expenditures, the timing and size of any acquisitions of complementary businesses or the increase of its ownership interest in existing joint ventures, products or technologies and the expansion of sales and marketing efforts. There can be no assurance that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to the Company's stockholders.

RECENT FINANCIAL PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued two new Statements of Financial Accounting Standards ("SFAS"). SFAS 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income within a financial statement. This statement requires the Company to report additional information on comprehensive income to supplement the reporting of income. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Comparative financial statements provided for earlier periods are required to be reclassified so that comprehensive income is displayed in a comparative format for all periods presented. SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual and interim financial statements. This statement also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company adopted SFAS 130 for the interim period of fiscal 1999. The adoption of SFAS 130 did not have a material effect on the Company's presentation of its consolidated financial statements. The Company will adopt SFAS 131 at the end of fiscal 1999 and is currently studying its provisions.

  In June 1998, the Financial Accounting Standards Board issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not expect the adoption of SFAS 133 to have a material impact on the Company's results of operations.

                                   BUSINESS

OVERVIEW

  E-Tek is a leader in the design, packaging and manufacturing of high quality passive components for fiber optic networks. The Company offers a broad product line and believes it has a leading share in markets for several key passive components required by telecommunications equipment manufacturers. The Company is focused on delivering high performance and reliable optical components for applications which include wavelength division multiplexing ("WDM") and optical amplifiers. The Company's products are designed for the established terrestrial and submarine long-haul markets as well as emerging short-haul markets, such as metropolitan area networks. The Company's customers include telecommunications equipment manufacturers such as affiliates of Alcatel Alsthom ("Alcatel"), CIENA Corporation, Corning, Inc. ("Corning"), Lucent Technologies Inc. ("Lucent"), Northern Telecom Limited ("Nortel") and affiliates of Pirelli SpA ("Pirelli"). The Company has been profitable for the last five years and had $106.9 million in net revenues and $17.9 million in net income for the fiscal year ended June 30, 1998.

INDUSTRY BACKGROUND

  The volume of traffic carried by telecommunication service providers on their networks has rapidly increased over the last several years as a result of the rapidly growing amount of data traffic and, to a lesser extent, voice traffic. Data traffic has increased due to a proliferation of bandwidth intensive applications such as Internet access, distributed computing, e-mail, remote access and electronic commerce. Although telecommunication service providers have increased the capacity of their networks by deploying fiber optic cable for long-haul routes and, more recently, for short-haul routes such as metropolitan area networks, the increase in demand for bandwidth has created capacity constraints on these routes, which were originally designed for significantly less traffic. Telecommunication service providers can address their capacity constraints by either installing new fiber or expanding the transmission capacity of existing fiber utilizing technologies such as time division multiplexing ("TDM") and, more recently, WDM. TDM increases the transmission speed of optical signals whereas WDM increases the number of optical signals transmitted simultaneously on a single fiber. Regardless of the method used for addressing capacity constraints, the demand for optical networking equipment, including components, modules, subsystems and systems is expected to increase.

  Optical components and modules are the building blocks of optical systems and subsystems. There are two basic segments of optical components: passive optical components, such as isolators, filters and couplers, which route and guide light; and active components which generate light (source lasers), amplify light (pump lasers) or detect light (photodetectors). The performance of optical components is determined by the quality and processing of raw materials and the quality of "packaging," which includes coating, fiber alignment and encapsulation into a functional component. To minimize the number of components, and thereby reduce costs and improve system reliability, telecommunications equipment manufacturers are increasingly requiring the integration of multiple components into a single module. For example, a subsystem such as an Erbium Doped Fiber Amplifier (an "EDFA") is comprised of multiple passive and active components. According to IGI Consulting (a market research company specializing in telecommunications) the market for EDFAs alone is expected to grow from $95 million in 1996 to $1.2 billion in 2002.

  The Company believes that the growth of new and existing applications for optical networking will continue to drive the need for components and modules. Improvements in component technology that increase component integration, enhance performance, lower cost and increase reliability and quality are expected to enable the increased deployment of optical networking equipment in high growth markets such as submarine networks and metropolitan area networks. In addition, these improvements may enable advancements in optical cross connect and optical switching technology which are expected to be the catalysts for a shift to all optical networks. According to data provided by ElectroniCast Corporation (a market research firm specializing in communication networks and products) the worldwide optical network market, including passive and active components as well as subsystems, but excluding fiber optic cable, is expected to grow at approximately 28.7% per year from $2.3 billion in 1996 to $8.1 billion in 2001.

  The large number of different components and the rapid rate of technological change make it difficult for telecommunications equipment manufacturers to produce a full suite of components in-house without creating a large and dedicated engineering and manufacturing workforce. When purchasing components from third-party suppliers, telecommunications equipment manufacturers are faced with a fragmented optical component market that includes a large number of small vendors. Small vendors often possess a limited product line, lack the ability to integrate components and are unable to scale production to deliver high volumes of quality products in a timely manner. Because of these factors, telecommunications equipment manufacturers often experience difficulty in obtaining sufficient quantities of reliable and low-cost optical components to meet their growing demand for optical networking systems.

THE E-TEK SOLUTION

  E-Tek is a leader in the design, packaging and manufacturing of high quality passive components for fiber optic networks. The Company offers a broad product line and believes it has a leading share in markets for several key passive components required by telecommunications equipment manufacturers. The Company is focused on delivering high performance and reliable optical components for applications which include WDM and optical amplifiers. The Company's products are designed for established terrestrial and submarine long-haul markets as well as emerging short-haul markets, such as metropolitan area networks. The Company believes it offers the following key advantages to its customers:

  . BROAD PRODUCT LINE FOR OPTICAL SYSTEMS. The Company offers a broad line of high quality passive optical components such as isolators, WDM components and modules, couplers and micro-optic integrated components for telecommunications systems. The Company leverages product expertise from its multiple product lines to more effectively design and develop value-added integrated components and modules.

  . COMPONENT DESIGN, PACKAGING AND INTEGRATION EXPERTISE. E-Tek's ten years of experience in designing and packaging optical components enable it to integrate multiple optical functions into one micro-optic integrated component (a "MOIC"). For example, the Company recently introduced a product that combines tap coupler and isolator functions into a single module for use in EDFAs. MOICs are attractive to telecommunications equipment manufacturers because they reduce discrete component count, speed up the assembly process, increase system reliability and lower system costs. The Company is designing and manufacturing additional integrated components and modules to meet the evolving needs of its customers.

  . HIGH QUALITY, RELIABLE PRODUCTS. E-Tek has a reputation and proven track record of providing high quality, reliable passive optical components that are a mission critical element of telecommunications systems. The Company has attained high ratings in internal and external quality assurance evaluations and has been ISO 9001 certified since 1995. The Company's ability to design and manufacture quality products has enabled it to successfully penetrate high-growth markets such as the submarine optical systems market which requires components that can operate reliably in an undersea environment where maintenance is extremely expensive.

  . VALUE-ADDED CUSTOMER RELATIONSHIPS. E-Tek has established strong customer relationships with certain telecommunication equipment manufacturers. The Company works closely with these customers from the initial product design stage through the manufacturing process. This ongoing level of interaction enables the Company to better align its product development efforts with its customers' evolving product needs.

  . SCALABLE MANUFACTURING CAPABILITIES. Telecommunications equipment manufacturers increasingly require a high volume supply of components with shorter lead times. E-Tek has invested in expanding manufacturing capacity and developing proprietary manufacturing processes and tools that enable volume production of a broad array of optical components and modules. The Company's large, skilled work force can be reallocated to different product lines in response to changes in product and volume demands. The combination of the Company's flexible manufacturing process and highly trained work force helps to ensure the reliable delivery of large orders to its customers.

THE E-TEK STRATEGY

  E-Tek's strategy is to leverage its market leadership to provide a broad range of high quality components in large volumes for current and next generation optical networking systems. Key elements of this strategy include:

  . MAINTAIN AND EXPAND LEADERSHIP IN OPTICAL COMPONENT TECHNOLOGY. The
    Company intends to continue to invest in new product development and product enhancements that will drive the growth of optical systems and will provide additional competitive advantages. As of October 2, 1998, the Company had 45 U.S. patents issued and 31 U.S. and 18 foreign patent applications pending. The Company currently focuses its product development efforts on components for strategic growth areas such as WDM, EDFAs and optical switching.

  . DESIGN AND BUILD INCREASINGLY INTEGRATED COMPONENTS AND MODULES. The
    Company intends to leverage its design and packaging expertise to manufacture value-added integrated components and modules. The Company believes that there is growing demand from telecommunications equipment manufacturers for more highly integrated components. Integration provides many benefits to the Company's customers, including cost reductions as well as performance and reliability improvements. In addition, these integrated components allow telecommunications equipment manufacturers to design smaller systems that can be more easily manufactured.

  . STRENGTHEN EXISTING AND DEVELOP NEW CUSTOMER RELATIONSHIPS. The Company believes that strong customer relationships are a competitive advantage that enable it to more effectively target its product development and manufacturing efforts. The Company has established relationships with key telecommunications equipment manufacturers by working as a partner to solve their product needs. The Company intends to strengthen its existing customer relationships by continuing to deliver a high level of value-added service and leverage its reputation for high quality products to penetrate new key accounts.

  . ENHANCE MANUFACTURING CAPABILITIES. Telecommunications equipment manufacturers are increasingly demanding higher volumes of components with shorter delivery lead times and are requiring higher quality and lower cost components. To meet these demands, the Company is increasing its manufacturing capacity, investing in automated manufacturing processes and establishing lower cost offshore manufacturing facilities.

  . TARGET ATTRACTIVE SEGMENTS OF THE OPTICAL NETWORKING MARKET. The Company intends to leverage its expertise to strengthen its position in the terrestrial and submarine long-haul markets as well as penetrate new markets, such as metropolitan area networks. The Company believes that technology advancements and cost reductions in optical components and modules will enable the continued growth of optical networking into markets beyond established terrestrial and submarine long-haul applications.

  . EXPAND SALES AND MARKETING EFFORTS. The nature of the target customer base for the Company's optical components and modules requires a focused sales and marketing effort. The

   Company believes it is necessary to expand these efforts to improve service to existing customers and effectively target new customers. The Company intends to selectively expand its direct sales force and independent sales representatives network to pursue additional customer opportunities.

TECHNOLOGY AND PRODUCTS

  Fiber optic systems manufactured by the Company's customers are used to transmit, amplify, isolate, route, monitor and receive optical signals, or wavelengths. The performance of optical components is determined by the quality and processing of raw materials and the quality of "packaging," which includes coating, fiber alignment and encapsulation into a functional component. The Company believes that its capabilities in these areas enable it to produce components with higher levels of performance, reliability and management and control of optical signals.

  The Company's technological expertise allows it to be a leading provider of passive components for fiber optic systems and subsystems, including WDM systems and EDFAs. The following diagram illustrates where the Company's components are used in WDM systems and EDFAs:

    [SCHEMATIC OF TRANSMITTER, ERBIUM-DOPED FIBER AMPLIFIER, AND RECEIVER]

  The Company's products are divided into five main categories: optical isolators, WDM components and modules, couplers, MOICs and other products. Prices vary by product line but typically range from $200 for a simple component to $5,000 or more for more complex products.

  OPTICAL ISOLATORS. The Company began manufacturing isolators in 1989, and currently offers a wide range of isolator products, including a recently introduced high reliability isolator for submarine networks. Isolators act as a one-way valve for wavelengths. Since optical signals travel along a fiber in either direction, any disturbance in the fiber can cause a portion of the signal traveling in one direction to reflect in the opposite direction. These reflected signals can cause interference in the network. An optical isolator prevents the reflected signals from traveling past it in the wrong direction while still allowing the unimpeded passage of signals in the original direction. In the basic form of the isolator product, a short section of optical fiber is attached with micron-scale precision to a lens to expand the optical signal to a parallel beam. Attached to this assembly are small crystals with optical asymmetry to direct the beam along the optical path and to divert any light traveling in the reverse direction off to the side. A lens attached to a second short section of optical fiber collects the light in the beam.

  The key performance parameters for an isolator are the percentage of the original light in the first fiber that passes to the second and the amount of residual light that passes from the second fiber back to the first. The performance parameters are directly affected by the skill employed in the optical design, the ability to secure precision parts and the procedures used to assemble the parts with exactness. The Company believes its competence in manufacturing optical isolators with uniformly high percentages of passed through light and exceedingly small residual light is a key strength.

  WDM COMPONENTS AND MODULES. Since 1995, the Company has produced WDM components and modules, including multiplexers, de-multiplexers, optical add/drops and gain flattening filters. A WDM multiplexer combines light sources of different wavelengths for simultaneous transmission along a single fiber. The combining and separating of wavelengths can be accomplished in several ways, one of which involves building a WDM component similar in design and manufacturing process to the optical isolator. In this WDM component, optically asymmetric crystals used in an isolator are replaced with thin dielectric filters that enable the passage of specific optical wavelengths and the reflection of others. These WDM components are then cascaded and spliced together to create WDM multiplexer and de-multiplexer modules. The key performance parameters are the efficiency with which the individual wavelengths are directed to (and only to) the proper fiber section.

  COUPLERS. Since 1991, the Company has manufactured several types of couplers, including wideband and narrowband tree and star couplers, two window wideband couplers, ultra-low PDL couplers, and single-fusion 1x3 and 1x4 couplers. A coupler is used to combine and/or split optical signals. Couplers are often used to tap off a small portion of a light stream for monitoring purposes or to distribute the signal to multiple points. If the portion tapped is approximately half, the component is typically called a fiber coupler. If the portion is small (a few percent), the product is referred to as an optical tap. In either case, the function can be performed with the same technology-- fusing two fibers together with the proper spacing to achieve the desired crossing of light from the main fiber to the branching fiber. The Company has developed a new, patented Unifuse technology, which it believes produces more robust and reliable taps and couplers.

  MICRO-OPTIC INTEGRATED COMPONENTS. MOICs are modules that integrate two or more optical component functions into a single package. These functions include, but are not limited to, isolator, WDM and tap coupler functions. For example, the Company recently introduced a product that combines tap coupler and isolator functions into a single module for use in EDFAs. This integration reduces the total component count in a system and provides many benefits for the Company's customers, including reductions in inventory and the physical dimensions of the subsystem or system and production costs, as well as improvements in performance and reliability. The Company designs and manufactures a range of MOICs for a variety of applications.

  OTHER. The Company manufactures a variety of other components and modules that perform various functions within an optical system. These products include attenuators, circulators, mechanical switches and laser controllers. The Company also has a decade of experience in making assembly and test equipment for internal use as well as for external sale. Recent products in this category emphasize the generation and control of the multiple wavelengths of laser light needed to test and evaluate broad-spectrum optical assemblies such as fiber amplifiers.

CUSTOMERS

  The Company sells its products primarily to telecommunications equipment manufacturers. Customers that purchased more than $500,000 of E-Tek's products in fiscal 1998 include:

  Alcatel ITS, Inc.                       NEC Corporation
  Alcatel Network Systems, Inc.           Northern Telecom Limited
  Alcatel Submarine Networks, Limited     Pirelli Cable Corp.
  CIENA Corporation                       Pirelli Cavi SpA
  Corning, Inc.                           Cables Pirelli SA
  Hewlett-Packard Company                 Tyco Submarine Systems Ltd.
  Lucent Technologies Inc.                Williams Communications Group
  MCI WorldCom, Inc.

  The Company has established strong relationships with certain telecommunications equipment manufacturers. The Company works closely with these customers from the initial product design through the manufacturing process to delivery of the final product. This ongoing level of interaction enables the Company to better align its product development efforts with its customers' evolving product needs.

  A small number of customers have historically accounted for a substantial portion of the Company's net revenues. Sales to the Company's largest customers, Alcatel, Pirelli, and Corning, accounted for approximately 30.2%, 16.5% and 14.3%, respectively, of the Company's net revenues in fiscal 1998 and 46.0%, 8.0% and 9.4%, respectively, of the Company's net revenues in the first quarter of fiscal 1999. Moreover, sales to the Company's five largest customers and their affiliates represented approximately 73.4% and 76.4% of the Company's net revenues in fiscal 1998 and in the first quarter of fiscal 1999, respectively. The loss of any key customer could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence on a Limited Number of Major Customers."

RESEARCH AND DEVELOPMENT

  The Company currently has 66 employees engaged in research and development, including 38 engineers with advanced degrees, 18 of whom have Ph.D.s. The Company seeks to continue to develop core technologies with applications for product solutions in each of the Company's target markets, which enables the Company to leverage its ability to address various component markets with a relatively focused investment in research and development. The Company's research and development expenses for fiscal 1998 and fiscal 1997 were approximately $7.7 million and $4.0 million, respectively, and $3.1 million for the fiscal quarter ended October 2, 1998. The Company plans to continue to increase its research and development budget and staffing levels in fiscal 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANUFACTURING

  The Company currently manufactures and packages its component products at its facilities in San Jose, California. The Company's in-house manufacturing capabilities include product design, optical assembly, integration and testing of its component products. The Company maintains a proprietary system of optical assembly stations located in clean rooms throughout its facilities to manufacture custom engineered and standard products. By leveraging these manufacturing skills, the Company seeks to maintain flexible manufacturing processes designed to meet customer expectations for innovative product solutions, high volume capacity, high quality and on-time delivery.

  Telecommunications equipment manufacturers require high quality and reliability in the components incorporated into their systems. The Company emphasizes quality assurance through ongoing staff training and internal manufacturing systems and procedures throughout the Company's various manufacturing processes, including the design, assembly, integration, packaging and test functions of these processes. Quality control procedures necessary to meet increasingly stringent customer demands are in place throughout the Company, including appropriate levels of incoming inspection and outgoing testing. The Company has attained high ratings in internal and external evaluations and has been ISO 9001 certified since 1995.

  The raw materials which the Company requires for the manufacture of its products are generally available from several sources, although a number of raw materials are available only from sole source suppliers. See "Risk Factors--Dependence on Suppliers."

  To further enhance its manufacturing capabilities and reduce manufacturing costs, the Company intends to increase its level of manufacturing automation and expand into additional facilities as required. The Company has recently increased its capacity by expanding the size of its facilities from approximately 90,000 square feet to approximately 160,000 square feet. The Company has been moving portions of its operations, including manufacturing operations, to this new space as it becomes available. The Company has financed its facilities expansion through a combination of cash flow from operations, commercial credit lines and capital lease financing. In addition, the Company entered into the FibX Joint Venture to build and operate a fiber optic component manufacturing facility in Taiwan. The Company anticipates that it will begin manufacturing certain of its mature products at this facility in 1999. See "Risk Factors--Manufacturing and Facilities Expansion Risks."

SALES AND MARKETING

  The Company markets and sells its products primarily through a network of six domestic and 22 international sales representatives and distributors. The Company's sales representatives and distributors are independent organizations that generally have exclusive geographic territories and are generally compensated on a commission basis.

  The Company also employs a 36 person sales and marketing staff located in San Jose, which manages key customer accounts and supports the Company's sales representatives and distributors. The Company's customers often have unique technical specifications and performance requirements for components and typically require specific product designs. As a result, the Company's sales efforts are dependent on close cooperation between the Company's independent sales representatives and distributors and the Company's in-house personnel.

  In support of its selling effort, the Company conducts marketing programs intended to position and promote its products within the telecommunications industry. Marketing personnel coordinate the Company's participation in trade shows and design and implement the Company's advertising efforts. In addition, the marketing group gathers and maintains market research and tracks industry trends and developments in order to anticipate customer needs for new products and develop pricing strategies.

COMPETITION

  The market for fiber optic components is intensely competitive and characterized by rapidly changing technology. The Company currently experiences competition from various companies including, among others: (i) FDK Corporation, Kyocera Corp., Shinkosha K.K. and JDS FITEL, Inc. in isolators, (ii) Lucent Technologies Inc., Corning, Inc. and JDS FITEL, Inc. in WDM components and modules and (iii) ADC Telecommunications, Inc. and Gould Electronics, Inc. in couplers. Competitors in any portion of the Company's business are also capable of rapidly becoming competitors of the Company in other portions of the Company's business. The Company also faces competition from numerous smaller companies. Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than the Company, and as a result, may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements, to devote greater resources to the development, promotion and sale of products, or to deliver competitive products at a lower prices. Many of these competitors manufacture their products in countries offering significantly lower labor costs than in the United States.

  Existing and potential customers are also current and potential competitors of the Company. These companies may develop or acquire additional competitive products or technologies in the future and thereby reduce or cease their purchases from the Company. For example, one of the Company's customers recently purchased a fiber optic component manufacturer and began manufacturing a product internally that it formerly purchased from the Company. The Company may also face competition in the future from these and other parties that develop fiber optic components based upon the technologies similar to or different from the technologies employed by the Company. The Company expects competition in general to intensify substantially, and further expects competition to be broadly based on varying combinations of manufacturing capacity, ability to deliver on-time, technical features, quality and reliability, customization to customer specifications, strength of distribution channels, pricing and comprehensiveness of product offerings. In addition, the Company believes that the size of suppliers will be an increasingly important part of purchasers' decision-making criteria in the future. There can be no assurance that the Company will be able to compete successfully with its existing or new competitors or that competitive pressures faced by the Company will not result in lower prices for the Company's products, loss of market share, or reduced gross margins, any of which could materially and adversely affect the Company's business, financial condition and results of operations.

PATENTS AND INTELLECTUAL PROPERTY RIGHTS

  The Company's success will depend, in part, on its ability to protect its intellectual property. The Company relies primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect its proprietary technologies and processes. There can be no assurance that such measures will provide meaningful protection for the Company's proprietary technologies and processes. As of October 2, 1998, the Company had 45 U.S. patents issued and 31 U.S. and 18 foreign patent applications pending. These patents expire between 2007 and 2016. There can be no assurance that any patent will issue as a result of these applications or future applications or, if issued, that any patent claims allowed will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any existing or future patents will not be challenged, invalidated or circumvented, or that any right granted thereunder would provide meaningful protection to the Company. The failure of any patents to provide protection to the Company's technology would make it easier for the Company's competitors to offer similar products. The Company also generally enters into confidentiality agreements with its employees and strategic partners, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, develop similar technology independently or design around the Company's patents. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited outside of the United States, Europe and Japan. There can be no assurance that the Company will be able to obtain any meaningful intellectual property protection in such countries and territories. Further, the Company occasionally incorporates the intellectual property of its customers into its designs, and the Company has certain obligations with respect to the non-use and non-disclosure of such intellectual property. There can be no assurance that the steps taken by the Company to prevent misappropriation or infringement of the intellectual property of the Company or its customers will be successful. Moreover, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of proprietary rights of others, including its customers. Such litigation could result in substantial costs and diversion of the Company's resources and could have a material adverse effect on the Company's business, financial condition and results of operations.

  The telecommunications equipment industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, the Company has received, and may continue to receive in the future, notices of claims of infringement of other parties' proprietary rights. There can be no assurance that the Company will prevail in actions alleging infringement by the Company of third-party patents or the invalidity of the patents held by the Company will not be asserted or prosecuted against the Company, or that any assertions of infringement or prosecutions seeking to establish the invalidity of Company-held patents will not materially and adversely affect the Company's business, financial condition and results of operations. For example, in a patent or trade secret action, an injunction could issue against the Company requiring that the Company withdraw certain products from the market or necessitating that certain products offered for sale or under development be redesigned. The Company has also entered into certain indemnification obligations in favor of its customers and strategic partners that could be triggered upon an allegation or finding of the Company's infringement of other parties' proprietary rights. Irrespective of the validity or successful assertion of such claims, the Company would likely incur significant costs and diversion of its resources with respect to the defense of such claims, which could also have a material adverse effect on the Company's business, financial condition and results of operations. To address any potential claims or actions asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance that under such circumstances a license would be available on commercially reasonable terms, if at all.

  Substantial inventories of intellectual property are held by a few industry participants, such as Lucent, Nortel and certain major universities and research laboratories. This concentration of intellectual property in the hands of a few major entities also poses certain risks to the Company in seeking to hire qualified personnel. The Company has on a few occasions recruited such personnel from such entities. There can be no assurance that these entities or others will not claim the misappropriation or infringement of their intellectual property, particularly when and if employees of these entities leave to work for the Company. There can be no assurance that the Company will be able to avoid litigation in the future, particularly if new employees join the Company after having worked for a competing company. Such litigation could be very expensive to defend, regardless of the merits of the claims, and could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

  As of October 2, 1998, the Company employed 787 persons, of whom 634 were primarily engaged in manufacturing, 66 were engaged in research and development, 36 were engaged in sales, marketing and technical support and 51 were engaged in administration. The Company's employees are not represented by any collective bargaining agreement, and the Company has not experienced a work stoppage. The Company believes its employee relations are good.

FACILITIES

  The Company's principal offices and facilities are located in San Jose, California. The Company owns three buildings in San Jose aggregating approximately 180,000 square feet, 20,000 square feet of which is leased to a third party through May 2001, as well as five acres of vacant land nearby. The Company also leases 5,148 square feet in close proximity to its San Jose facilities. This lease expires on March 31, 2000. The Company believes that its existing facilities are adequate to meet its current needs.

LEGAL PROCEEDINGS

  The Company has in the past received notifications alleging that it is infringing the intellectual property rights of third parties. The Company is involved in disputes and litigation in the normal course of its business. The Company does not believe that the outcome of any of these infringement allegations or these disputes or litigation will have a material adverse effect on the Company's business, financial condition or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information with respect to each of the executive officers and directors of the Company as of the date of this offering.

NAME                         AGE                   POSITION(S)
----                         ---                   -----------
Michael J. Fitzpatrick(1)..   49 President, Chief Executive Officer and Director
Ming Shih..................   45 Senior Vice President, Sales and Marketing
Sanjay Subhedar............   46 Senior Vice President, Operations,
                                  Chief Financial Officer and Secretary
Philip J. Anthony..........   46 Vice President, Engineering
Jim Northington............   51 Vice President, Manufacturing
William H. Diamond, Jr.....   42 Vice President, Marketing
Walter G. Kortschak(1)(2)..   39 Chairman of the Board of Directors
David W. Dorman(1).........   44 Director
Donald J. Listwin..........   39 Director
Joseph W. Goodman(2).......   62 Director
Peter Y. Chung(2)..........   31 Director(3)

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Upon the closing of this offering, the Company anticipates that Mr. Chung will rejoin the Company's Board of Directors.

  MICHAEL J. FITZPATRICK joined the Company as President and Chief Executive Officer and as a director in October 1997. Prior to joining the Company, Mr. Fitzpatrick served as President and Chief Executive Officer of Pacific Telesis Enterprises ("Pacific Telesis"), a telecommunication service provider, from July 1994 to October 1997. While at Pacific Telesis, Mr. Fitzpatrick also served as Executive Vice President of Marketing and Sales from January 1994 to July 1994 and Executive Vice President of Statewide Markets with Pacific Bell, an affiliate of Pacific Telesis, from September 1993 to January 1994. From October 1991 to August 1993, Mr. Fitzpatrick was President and Chief Executive Officer of Network Systems Corporation, an internetworking company. Mr. Fitzpatrick received a B.A. from Duke University.

  MING SHIH, one of the founders of the Company, was promoted to Senior Vice President, Sales and Marketing in July 1998. Prior to that he served as corporate vice president as well as in various senior management roles at the Company, with responsibility for engineering, manufacturing and sales and marketing. Mr. Shih received an M.S. from the Illinois Institute of Technology and an M.S. from the Florida Institute of Technology.

  SANJAY SUBHEDAR joined the Company in December 1997 as Vice President, Finance and Chief Financial Officer and was promoted to Senior Vice President, Operations and Chief Financial Officer in July 1998. Mr. Subhedar was also appointed as the Secretary of the Company in March 1998. From February 1986 to July 1996, Mr. Subhedar served as Chief Financial Officer of StrataCom, Inc., a wide area networking company. Following StrataCom's merger with Cisco Systems, Inc. ("Cisco"), an internetworking company, in July 1996, Mr. Subhedar served as Vice President of Cisco's WAN Business Unit until October 1997. Mr. Subhedar received a B.S. from the University of Bombay, India, and an M.B.A. from Indiana University.

  PHILIP J. ANTHONY joined the Company in June 1998 as Vice President, Engineering. Prior to joining the Company, Dr. Anthony served in various capacities at Lucent Technologies, Inc., a manufacturer of communications systems, software and products (and at its predecessors Bell Laboratories and AT&T Corp.), most recently as Director of Passive Devices and Integrated Optical

Modules in the Optoelectronic Business of the Lucent Microelectronics Group from October 1997 to June 1998. From September 1987 to October 1997, he served as the department head of various research and development departments in the photonics laboratories of Bell Laboratories. Dr. Anthony received a B.S. from the University of Dayton, and an M.S. and Ph.D. from the University of Illinois.

  JIM NORTHINGTON joined the Company in July 1998 as Vice President, Manufacturing. From November 1994 to July 1998, Mr. Northington served in various capacities at SMART Modular Technologies, Inc. ("SMART Modular"), a manufacturer of computer memory modules and cards. While at SMART Modular, he served as the Vice President, Worldwide Operations from November 1997 to July 1998, as Vice President, Quality Assurance and Corporate Development from July 1996 to November 1997, and as Vice President, Operations from November 1994 to July 1996. From August 1989 to November 1994, Mr. Northington was a Principal at APS Products where, as a self-employed consultant, he provided manufacturing operations expertise to clients with a primary focus on adapter cards, peripherals and systems products. Mr. Northington received a B.S. from Long Beach State College.

  WILLIAM H. DIAMOND, JR. joined the Company as Vice President, Marketing in October 1998. Prior to joining the Company, Mr. Diamond served as Director of Marketing for Lucent Technologies Optoelectronics, a manufacturer of fiber optic components and subsystems for communications applications, from July 1997 to October 1998. From April 1996 to July 1997, Mr. Diamond was Managing Director, Europe, Middle East, Africa, for Best Power Technology, Inc. ("Best Power"), a unit of General Signal, a manufacturer of various industrial and electronic goods. Prior to joining Best Power, Mr. Diamond served as UK General Manager and European Sales Manager for AT&T Microelectronics Europe from January 1996 to April 1996. While at AT&T Microelectronics Europe, Mr. Diamond also served as European Marketing Director for Optoelectronics from April 1992 to January 1996 and UK General Manager from June 1994 to July 1996. Mr. Diamond received a B.A. from Holy Cross College and an M.B.A. from Georgetown University.

  WALTER G. KORTSCHAK has been the Chairman of the Board of Directors of the Company since July 1997. Mr. Kortschak is a General Partner of Summit Partners, a private equity capital firm in Palo Alto, California, where he has been employed since June 1989. Summit Partners and its affiliates manage a number of venture capital funds, including Summit Ventures IV, L.P., Summit Investors III, L.P. and Summit Subordinated Debt Fund II, L.P., which are all of the members of Summit/E-Tek Holdings, L.L.C., a principal stockholder of the Company. Mr. Kortschak also serves as a director of Aspec Technology, Inc., a provider of implementation technology solutions for integrated circuit design, and HMT Technology Corporation, a thin film disk drive media company, as well as several privately held companies. Mr. Kortschak received a B.S. from Oregon State University, an M.S. from The California Institute of Technology and an M.B.A. from the University of California, Los Angeles.

  DAVID W. DORMAN has been a director of the Company since June 1998. Mr. Dorman has served as the Chairman, President and Chief Executive Officer of PointCast Incorporated ("PointCast"), a company providing broadcast news through the Internet and corporate intranets, since November 1997. Prior to joining PointCast, Mr. Dorman served as the Executive Vice President of SBC Communications ("SBC") from August 1997 to November 1997, following the merger of SBC and Pacific Telesis. Prior to that, Mr. Dorman served as President and Chief Executive Officer of Pacific Bell from July 1994 to August 1997. From 1981 to July 1994, Mr. Dorman held various senior management positions at Sprint Corporation, a telecommunications company. Mr. Dorman also serves as a director of 3Com Corporation, a supplier of data, voice and video communications technology, Science Applications International Corporation, a diversified professional and technical services and technology manufacturing company, and Scientific-Atlanta, Inc., a provider of products and services for development of advanced terrestrial and satellite networks. Mr. Dorman received a B.S. from the Georgia Institute of Technology.

  DONALD J. LISTWIN has been a director of the Company since July 1998. Mr. Listwin is an Executive Vice President at Cisco Systems, Inc., where he has been employed since 1990. In April 1997, Mr. Listwin was named the Senior Vice President of Cisco's Service Provider Line of Business. Prior to that, he was Senior Vice President of Cisco's IOS Development and Marketing from August 1996 to April 1997, Vice President and General Manager of Cisco's Access Business Unit from September 1995 to August 1996, and Vice President of Marketing from September 1993 to September 1995. Mr. Listwin received a B.S. from the University of Saskatchewan, Canada.

  JOSEPH W. GOODMAN has been a director of the Company since July 1998. Since September 1996, he has been the Senior Associate Dean of the School of Engineering at Stanford University. Prior to becoming the Senior Associate Dean at Stanford, Dr. Goodman served as the Chairman of the Department of Electrical Engineering from January 1988 to September 1996. Mr. Goodman has also been the William E. Ayer Professor of Electrical Engineering at Stanford since 1988. He has been employed by Stanford University in various other capacities since 1963. Dr. Goodman received a B.A. from Harvard University and an M.S. and Ph.D. from Stanford University.

  PETER Y. CHUNG was a director of the Company from July 1997 until July 1998. Upon the closing of this offering, the Company anticipates that he will rejoin the Company's Board of Directors. Mr. Chung is a Principal of Summit Partners, a private equity capital firm in Palo Alto, California, where he has been employed since August 1994. Summit Partners and its affiliates manage a number of venture capital funds, including Summit Ventures IV, L.P., Summit Investors III, L.P. and Summit Subordinated Debt Fund II, L.P., which are all of the members of Summit/E-Tek Holdings, L.L.C., a principal stockholder of the Company. From August 1989 to July 1992, Mr. Chung worked in the Mergers and Acquisitions Department of Goldman, Sachs & Co. Mr. Chung also serves as a director of Splash Technology Holdings, Inc., a developer of color server systems, as well as several privately held companies. Mr. Chung received a B.A. from Harvard University and an M.B.A. from Stanford University.

  The Company's Board of Directors will be divided into three classes, designated Class I, Class II and Class III, upon the closing of this offering. Each class of directors will consist of two or more directors. At each annual meeting of stockholders following the offering, one class of directors will be elected to a three-year term to succeed the directors of the same class whose terms are then expiring. The initial Class I directors, whose terms will expire at the Company's 1999 Annual Meeting of Stockholders, will be Joseph W. Goodman and Peter Y. Chung. The initial Class II directors, whose terms will expire at the Company's 2000 Annual Meeting of Stockholders, will be David W. Dorman and Donald J. Listwin. The initial Class III directors, whose terms will expire at the Company's 2001 Annual Meeting of Stockholders, will be Walter G. Kortschak and Michael J. Fitzpatrick. See "Description of Capital Stock--Antitakeover Effects of Certificate of Incorporation, Bylaws and Delaware Law."

  Executive officers of the Company are elected by, and serve at the discretion of, the Board of Directors.

  There are no family relationships among the directors or officers of the Company, including Mr. Chung who does not currently serve on the Company's Board of Directors, but who will join the Board of Directors upon the closing of this offering.

BOARD COMMITTEES

  The Board of Directors has established an Audit Committee of directors to make recommendations concerning the engagement of independent public accountants, review the plans and results of the audit engagement with the Company's independent public accountants, review the independence of the Company's independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls. Upon the closing of this offering, the Audit Committee will consist of Peter Y. Chung, Joseph W. Goodman and Walter G. Kortschak.

  The Board of Directors has also established a Compensation Committee of directors to determine compensation for the Company's executive officers and to administer the Company's 1998 Stock Plan, 1998 Director Option Plan and 1998 Employee Stock Purchase Plan. Upon the closing of this offering, the Compensation Committee will consist of David W. Dorman, Michael J. Fitzpatrick and Walter G. Kortschak.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During fiscal 1998 (the "Last Fiscal Year"), Michael J. Fitzpatrick, Walter
G. Kortschak and Theresa Pan served as members of the Compensation Committee of the Company's Board of Directors. Mr. Fitzpatrick has served as the President and Chief Executive Officer of the Company since October 1997. During fiscal 1998, Ms. Pan served as the President and Chief Executive Officer of the Company until October 1997, and Chief Financial Officer of the Company until December 1997. In addition, Ms. Pan was a principal stockholder of the Company at all times during the Last Fiscal Year. Mr. Kortschak is a General Partner of Summit Partners, a private equity capital firm which manages Summit Ventures IV, L.P., Summit Investors III, L.P. and Summit Subordinated Debt Fund II, L.P., which are all members of Summit/E-Tek Holdings, L.L.C., a principal stockholder of the Company. See "Principal and Selling Stockholders" and "Certain Transactions."

  No member of the Compensation Committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. Prior to the formation of the Compensation Committee in August 1997, the Board of Directors of the Company as a whole made decisions relating to compensation of the Company's executive officers.

DIRECTOR COMPENSATION

  The Company does not currently compensate its directors, but directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors or any committees thereof. The directors of the Company are generally eligible to participate in the Company's 1998 Stock Plan and, to the extent that a director is also an employee of the Company, to participate in the Company's 1998 Employee Stock Purchase Plan. The directors of the Company who are not employees of the Company will also receive periodic stock option grants under the Company's 1998 Director Option Plan. See "Stock Plans."

EXECUTIVE COMPENSATION

  The following table sets forth all compensation paid by the Company during the Company's Last Fiscal Year to each person who served as the Company's Chief Executive Officer during such year and the Company's only other executive officer whose total salary and bonus for services rendered to the Company in all capacities during such year exceeded $100,000 in the aggregate (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                   ANNUAL COMPENSATION            COMPENSATION
                              ------------------------------  -----------------------
                                                              RESTRICTED   SECURITIES
                                                OTHER ANNUAL    STOCK      UNDERLYING
NAME AND PRINCIPAL POSITIONS   SALARY   BONUS   COMPENSATION    AWARDS      OPTIONS
----------------------------  -------- -------- ------------  ----------   ----------
Michael J. Fitzpatrick(1)..   $188,077 $300,000   $258,000(2)      --      2,825,000
 President and Chief
 Executive Officer

Ming Shih..................    233,423  215,000    159,000(2)  555,555(3)    500,000
 Senior Vice President,
 Sales and Marketing

Theresa Pan(4).............    389,718  175,000        --          --            --
 President, Chief Executive
 Officer and Chief
 Financial Officer

--------
(1) Mr. Fitzpatrick's employment with the Company commenced in October 1997 at an annual base salary of $300,000.
(2) Represents imputed interest income resulting from a 0% interest loan made to fund the exercise of options to purchase Common Stock of the Company.
(3) Such shares were purchased at fair market value, as determined by the Company's Board of Directors, and are subject to a right of repurchase by the Company which lapses periodically over a three-year vesting period commencing in July 1997.
(4) Ms. Pan resigned as President and Chief Executive Officer of the Company in October 1997 and as Chief Financial Officer of the Company in December 1997. Ms. Pan thereafter served on the Board of Directors and as a member of its Compensation Committee until July 1998.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table provides information concerning grants of options to purchase the Company's Common Stock made during the Company's Last Fiscal Year to each of the Named Executive Officers.

                                           INDIVIDUAL GRANTS
                          -------------------------------------------------------
                                        % OF TOTAL                                     POTENTIAL REALIZABLE
                                         OPTIONS                                         VALUE AT ASSUMED
                          NUMBER OF     GRANTED TO                       DEEMED        ANNUAL RATES OF STOCK
                          SECURITIES    EMPLOYEES                       VALUE PER        APPRECIATION FOR
                          UNDERLYING     IN LAST   EXERCISE             SHARE ON          OPTION TERM(4)
                           OPTIONS        FISCAL   PRICE PER EXPIRATION  DATE OF  -------------------------------
                          GRANTED(#)     YEAR(1)   SHARE(2)     DATE    GRANT(3)     0%        5%         10%
                          ----------    ---------- --------- ---------- --------- -------- ---------- -----------
Michael J. Fitzpatrick..  2,825,000(5)     26.8%     $2.30   10/14/2007   $2.30        --  $4,086,278 $10,355,342
Ming Shih...............    500,000         4.8%      3.25   02/04/2008    3.75   $250,000  1,429,188   3,238,188
Theresa Pan.............        --          --         --           --      --         --         --          --

--------
(1) Based on an aggregate of 10,524,641 options to purchase Common Stock of the Company granted by the Company during the Last Fiscal Year under the Company's 1997 Equity Incentive Plan and 1997 Executive Equity Incentive Plan.
(2) All options were granted at an exercise price equal to the fair market value of the Company's Common Stock as determined by the Board of Directors of the Company on the date of grant. The Company's Common Stock was not publicly traded at the time of the option grants.

(3) The deemed value for the date of grant was determined after the date of grant solely for financial accounting purposes.
(4) Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 0%, 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. The assumed rate of appreciation of 0% indicates the value at the effective date of this offering based on the deemed value for financial accounting purposes, less the exercise price. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to date.
(5) All such options were immediately exercised by Mr. Fitzpatrick on the date of grant, but 2,260,000 shares acquired upon such exercise are subject to a right of repurchase by the Company which lapses periodically over a four-year vesting period which commenced in November 1997, and 188,333 shares acquired upon such exercise are subject to a right of repurchase by the Company which lapses periodically over a five-year vesting period and on an accelerated basis upon the achievement of certain milestones.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

  The following table sets forth the number of shares of Common Stock acquired upon the exercise of stock options by the Named Executive Officers during the Company's Last Fiscal Year, and the number and value of securities underlying unexercised options held by the Named Executive Officers as of June 30, 1998.

                                         NUMBER OF SECURITIES
                          NUMBER OF           UNDERLYING           VALUE OF UNEXERCISED
                           SHARES       UNEXERCISED OPTIONS AT    IN-THE-MONEY OPTIONS AT
                          ACQUIRED         JUNE 30, 1998(1)          JUNE 30, 1998(2)
                             ON        ------------------------- -------------------------
NAME                      EXERCISE     EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                      ---------    ----------- ------------- ----------- -------------
Michael J. Fitzpatrick..  2,825,000(3)       --           --            --           --
Ming Shih...............        --       150,000      350,000    $1,012,500   $2,362,500
Theresa Pan.............        --           --           --            --           --

--------
(1) All options are immediately exercisable at the date of grant, but shares purchased upon exercise of options are subject to repurchase by the Company based upon a prescribed vesting schedule.
(2) Calculated on the basis of the fair market value of the Company's Common Stock as of June 30, 1998 ($10.00 per share), as determined by the Company's Board of Directors, less the aggregate exercise price.
(3) Includes 2,260,000 shares owned by Mr. Fitzpatrick that are subject to a right of repurchase by the Company which lapses periodically over a four-year vesting period which commenced in November 1997, and 188,333 shares owned by Mr. Fitzpatrick that are subject to a right of repurchase by the Company which lapses periodically over a five-year vesting period and on an accelerated basis upon the achievement of certain milestones. As calculated in accordance with the rules of the Securities and Exchange Commission, there was no "value realized" by Mr. Fitzpatrick upon the exercise of such options because the aggregate exercise price of such options was equal to the aggregate fair market value of such shares on the date of exercise as determined by the Company's Board of Directors.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

  On October 1, 1997, the Company entered into an employment agreement with Michael J. Fitzpatrick to serve as the Company's President and Chief Executive Officer. The agreement provides that Mr. Fitzpatrick is an "at-will" employee of the Company, that he will be paid a minimum base salary of $300,000 per annum, and that he will be eligible to receive an annual bonus of at least $300,000. The agreement also provides that in the event that Mr. Fitzpatrick is terminated for any reason other than "cause," if he resigns for "good reason," or upon a change of control of the Company (each as defined therein),
(i) he will be entitled to receive a severance payment in an amount equal to his monthly base salary and pro rated bonus until the earlier of the expiration of 12 months or his commencement of employment with another firm and (ii) the vesting of all options and restricted stock held by him subject to a right of repurchase by the Company will be accelerated by 12 months. In addition, the agreement provides that in the event that Mr. Fitzpatrick's employment with the Company is terminated by him or the Company within 6 months following a "change of control" of the Company, the vesting of all options and restricted stock held by him will be fully accelerated and Mr. Fitzpatrick will be entitled to receive a severance payment in an amount equal to two times his base salary and bonus.

  On December 2, 1997, the Company entered into an employment agreement with Sanjay Subhedar to serve as the Company's Vice President and Chief Financial Officer. The agreement provides that Mr. Subhedar is an "at-will" employee of the Company, that he will be paid a minimum base salary of $175,000 per annum, and that he will be eligible to receive an annual bonus of up to $100,000. The agreement also provides that in the event that Mr. Subhedar is terminated for any reason other than "cause," or if he resigns for "good reason" (each as defined therein), (i) he will be entitled to receive a severance payment in an amount equal to his monthly base salary until the earlier of the expiration of 12 months or his commencement of employment with another firm and (ii) the vesting of all options and restricted stock held by him subject to a right of repurchase by the Company will be accelerated by 12 months. In addition, the agreement provides that upon a "change of control" of the Company, the vesting of all options and restricted stock held by him will be accelerated by 12 months (but will not be further accelerated beyond the acceleration described in the foregoing sentence upon any subsequent termination of his employment with the Company following such change of control).

  On May 26, 1998, the Company entered into an employment agreement with Philip J. Anthony to serve as the Company's Vice President of Engineering. The agreement provides that Mr. Anthony will be an "at-will" employee of the Company, that he will be paid a base salary of $160,000 per annum (subject to annual review), and that he will be entitled to receive a bonus of up to 30% of his then current base salary. The agreement also provides that in the event that Mr. Anthony is terminated for any reason other than "cause," or if he resigns for "good reason" (each as defined therein), (i) he will be entitled to receive a severance payment in an amount equal to his monthly base salary until the earlier of the expiration of 12 months or his commencement of employment with another firm, and (ii) the vesting of all options and restricted stock held by him subject to a right of repurchase by the Company will be accelerated by 12 months.

  On July 21, 1998, the Company entered into an employment agreement with Jim Northington to serve as the Company's Vice President of Manufacturing. The agreement provides that Mr. Northington will be an "at-will" employee of the Company, that he will be paid a base salary of $160,000 per annum (subject to annual review), and that he will be entitled to receive a bonus of up to 30% of his then current base salary.

  On September 21, 1998, the Company entered into an employment agreement with William H. Diamond, Jr. to serve as the Company's Vice President of Marketing. The agreement provides that Mr. Diamond will be an "at-will" employee of the Company, that he will be paid a base salary of $180,000 per annum (subject to annual review), and that he will be entitled to receive a bonus of up to 30% of his then current base salary. The agreement also provides that in the event that Mr. Diamond is terminated for any reason other than "cause," or if he resigns for "good reason" (each as defined therein), (i) he will be entitled to receive a severance payment in an amount equal to his monthly base salary until the earlier of the expiration of 12 months or his commencement of employment with another firm, and (ii) the vesting of all options and restricted stock held by him subject to a right of repurchase by the Company will be accelerated by 12 months.

STOCK PLANS

  1997 EQUITY INCENTIVE PLAN

  The Company's 1997 Equity Incentive Plan (the "1997 Plan") was adopted by the Board of Directors and approved by the stockholders in June 1997. A total of 10,555,555 shares of Common Stock have been reserved for issuance under the 1997 Plan. As of November 2, 1998, 1,506,855 shares of Common Stock subject to repurchase by the Company had been issued upon exercise of options, 1,896,794 shares of Common Stock not subject to repurchase by the Company had been issued upon exercise of options, and 4,233,547 shares of Common Stock options were outstanding at a weighted average exercise price of $5.88. The Board of Directors has determined that no further options will be granted under the 1997 Plan after the completion of this offering. Unless terminated sooner, the 1997 Plan will terminate automatically in June 2007.

  The 1997 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees of the Company and for the grant of nonstatutory stock options and restricted stock awards to employees, directors and consultants of the Company.

  Options granted under the 1997 Plan must generally be exercised within three months after the end of an optionee's status as an employee, director or consultant of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option term. In the event an optionee is terminated for cause, his or her option shall terminate immediately.

  Options and restricted stock awards granted under the 1997 Plan are generally not transferable by the optionee other than by will or by the laws of descent and distribution, and each option and restricted stock award is exercisable during the lifetime of the optionee only by such optionee. The 1997 Plan provides that in the event of a (i) dissolution or liquidation of the Company, (ii) certain mergers or consolidations or (iii) a sale of all or substantially all of the assets of the Company, each option and restricted stock award shall be assumed or an equivalent option or award substituted for by the successor corporation. If the outstanding options and restricted stock awards are not assumed or substituted for by the successor corporation, such options and restricted stock awards shall terminate.

  1997 EXECUTIVE EQUITY INCENTIVE PLAN

  The Company's 1997 Executive Equity Incentive Plan (the "1997 Executive Plan") was adopted by the Board of Directors in October 1997 and approved by the stockholders in December 1997. A total of 4,444,445 shares of Common Stock have been reserved for issuance under the 1997 Executive Plan. As of November 2, 1998, 3,836,667 shares of Common Stock subject to repurchase by the Company had been issued upon exercise of options, 188,333 shares of Common Stock not subject to repurchase by the Company had been issued upon exercise of options, and 419,445 shares of Common Stock options were outstanding at a weighted average exercise price of $10.00. The Board of Directors has determined that no further options will be granted under the 1997 Executive Plan after the completion of this offering. Unless terminated sooner, the 1997 Executive Plan will terminate automatically in October 2007.

  The 1997 Executive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, non-qualified stock options, restricted stock awards and stock bonuses (each, an "Award") to employees of the Company who are also directors or officers of the Company.

  Options granted under the 1997 Executive Plan must generally be exercised within three months after the end of an optionee's status as an employee, director or consultant of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option term. In the event an optionee is terminated for cause, his or her option shall terminate immediately.

  Awards granted under the 1997 Executive Plan are generally not transferable by the optionee other than by will or by the laws of descent and distribution, and each Award is exercisable during the lifetime of the optionee only by such optionee. The 1997 Executive Plan provides that in the event of a (i) dissolution or liquidation of the Company, (ii) certain mergers or consolidations or (iii) a sale of all or substantially all of the assets of the Company, each Award shall be assumed or an award substituted for by the successor corporation. If the outstanding Awards are not assumed or substituted for by the successor corporation, vesting of the Awards shall accelerate immediately prior to the consummation of such transaction and shall terminate on the consummation of such transaction.

  1998 STOCK PLAN

  The Company's 1998 Stock Plan (the "1998 Plan") was adopted by the Board of Directors in August 1998 and approved by the stockholders in November 1998. As of the date of this Prospectus, no options have been granted under the 1998 Plan.

  The 1998 Plan provides for the grant of incentive stock options to employees (including officers and employee directors) and for the grant of nonstatutory stock options and stock purchase rights ("SPRs") to employees, directors and consultants. A total of (i) 3,000,000 shares of Company Common Stock (plus shares which have been reserved but unissued under the Company's 1997 Plan),
(ii) any shares returned to the 1997 Plan as a result of termination of options or repurchase of shares by the Company and (iii) annual increases to be added on the date of each annual meeting of stockholders commencing in 1999 equal to the lesser of 3,000,000 shares, 4% of the outstanding shares, or such lesser amount as may be determined by the Board of Directors, are currently reserved for issuance pursuant to the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in September 2008.

  The administrator of the 1998 Plan has the power to determine the terms of the options or SPRs granted, including the exercise price of the option or SPR, the number of shares subject to each option or SPR, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Administrator has the authority to amend, suspend or terminate the 1998 Plan, provided that no such action may affect any share of Company Common Stock previously issued and sold or any option or SPR previously granted under the 1998 Plan.

  Options and SPRs granted under the 1998 Plan are generally not transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1998 Plan must generally be exercised within three months after the end of an optionee's status as an employee, director or consultant of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option term.

  In the case of SPRs, unless the Administrator determines otherwise, the restricted stock purchase agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with the Company for any reason (including death or disability). The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Administrator.

  The exercise price of all incentive stock options granted under the 1998 Plan must be at least equal to the fair market value of the Company Common Stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the 1998 Plan is determined by the Administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of the Company Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1998 Plan may not exceed ten years.

  The 1998 Plan provides that in the event of a merger of the Company with or into another corporation, or a sale of substantially all of the Company's assets, each option and SPR shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options and SPRs are not assumed or substituted for by the successor corporation, the Administrator shall provide for the optionee to have the right to exercise the option or SPR as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the Administrator makes an option or SPR exercisable in full in the event of a merger or sale of assets, the Administrator shall notify the optionee that the option or SPR shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the option or SPR will terminate upon the expiration of such period.

  1998 EMPLOYEE STOCK PURCHASE PLAN

  The Company's 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan") was adopted by the Board of Directors in August 1998 and approved by the stockholders in November 1998. A total of 750,000 shares of Company Common Stock has been reserved for issuance under the 1998 Purchase Plan, plus annual increases equal to the lesser of (i) 750,000 shares, (ii) 1% of the outstanding shares on such date, or (iii) such lesser amount as may be determined by the Board of Directors. As of the date of this Prospectus, no shares have been issued under the 1998 Purchase Plan.

  The 1998 Purchase Plan, which is intended to qualify under Section 423 of the Code, contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before October 31, 2000.

  Employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who (i) immediately after any grant owns stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of the Company or (ii) whose rights to purchase stock under all employee stock purchase plans of the Company accrues at a rate which exceeds $25,000 worth of stock for each calendar year may not be granted an option to purchase stock under the 1998 Purchase Plan. The 1998 Purchase Plan permits participants to purchase Common Stock through payroll deductions of up to 10% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions, including payments for overtime, shift premiums, incentive compensation, incentive payments, bonuses and other compensation. The maximum number of shares a participant may purchase during a single purchase period is 5,000 shares.

  Amounts deducted and accumulated by the participant are used to purchase shares of Common Stock at the end of each purchase period. The price of stock purchased under the 1998 Purchase Plan is generally 85% of the lower of the fair market value of the Common Stock (i) at the beginning of the offering period or (ii) at the end of the purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company.

  Rights granted under the 1998 Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1998 Purchase Plan. The 1998 Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each outstanding right to purchase stock may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding rights to purchase stock, the offering period then in progress will be shortened and a new exercise date will be set.

  The Board of Directors has the authority to amend or terminate the 1998 Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 1998 Purchase Plan, provided that the Board of Directors may terminate an offering period on any exercise date if the Board determines that the termination of the 1998 Purchase Plan is in the best interests of the Company and its stockholders. Notwithstanding anything to the contrary, the Board of Directors may in its sole discretion amend the 1998 Purchase Plan to the extent necessary and desirable to avoid unfavorable financial accounting consequences by altering the purchase price for any offering period, shortening any offering period or allocating remaining shares among the participants. The 1998 Purchase Plan will terminate in August 2008, unless sooner terminated by the Board of Directors.

  1998 DIRECTOR OPTION PLAN

  The 1998 Director Option Plan (the "Director Plan") was adopted by the Board of Directors in August 1998 and approved by the stockholders in November 1998. The Director Plan provides for the grant of nonstatutory stock options to non-employee directors who are not also partners or members of any venture capital investor which owns securities of the Company holding more than five percent (5%) of the total voting power of the Company's outstanding capital stock ("Outside Directors"). The Director Plan has a term of ten years, unless terminated sooner by the Board. A total of 250,000 shares of Company Common Stock, plus an annual increase equal to the optioned stock underlying options granted in the immediately preceding year (or such lesser amount as may be determined by the Board of Directors), have been reserved for issuance under the Director Plan. As of the date of this Prospectus, no options have been granted under the Director Plan.

  The Director Plan provides that each new Outside Director shall automatically be granted an option to purchase 40,000 shares of Company Common Stock (the "First Option") on the date which such person first becomes a non-employee director. In addition to the First Option, each Outside Director shall automatically be granted an option to purchase 10,000 shares (a "Subsequent Option") on the date which is two (2) days after the Company's financial results for the preceding fiscal year are announced to the public, if on such date he or she shall have served on the Board of Directors for at least six months. Each First Option and Subsequent Option shall have a term of 10 years. The shares subject to the First Option and Subsequent Option shall vest as to 1/4 of the optioned stock one year from the date of grant, and 1/48 of the optioned stock each month thereafter, provided the person continues to serve as an Outside Director on such dates. The exercise price of each First Option and each Subsequent Option shall be 100% of the fair market value per share of the Company Common Stock on the date of grant.

  In the event of a merger of the Company or the sale of substantially all of the assets of the Company, each option granted to an Outside Director under the Director Plan shall become fully vested and exercisable for a period of thirty (30) days from the date the Board notifies the optionee of the option's full exercisability, after which period the option shall terminate. Options granted under the Director Plan must be exercised within three months of the end of the optionee's tenure as a director of the Company, or within twelve months after such director's termination by death or disability, but in no event later than the expiration of the option's ten year term. No option granted under the Director Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  The Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) an act related to the unlawful stock repurchase or payment of a dividend under
Section 174 of the Delaware General Corporation Law or (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The Company's Certificate of Incorporation also authorizes the Company to indemnify its officers, directors and other agents to the full extent permitted under the Delaware General Corporation Law. The Company has entered into separate indemnification agreements with its directors and executive officers that may, in some cases, provide broader indemnification protection than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. In addition, these agreements extend similar indemnification arrangements to stockholders whose representatives serve as directors of the Company.

  At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                             CERTAIN TRANSACTIONS

  Since July 1, 1995, there has not been any transaction or series of similar transactions to which the Company was or is a party in which the amount involved exceeded or exceeds $60,000 and in which any director, executive officer, holder of more than 5% of any class of the Company's voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the transactions described below and under "Management--Employment Agreements and Change of Control Arrangements" and "--Limitation of Liability and Indemnification."

RECAPITALIZATION

  On July 23, 1997, the Company completed a recapitalization (the "Recapitalization"). Prior to the Recapitalization, the authorized capital stock of the Company consisted of 1,000,000 shares of Common Stock of which 101,271 shares were issued and outstanding, all of which were beneficially owned by Jing Jong Pan and Theresa Pan (the "Founders"). In connection with the Recapitalization, the Company consummated a stock split which resulted in the conversion of the 101,271 outstanding shares of Common Stock into 50,000,000 shares of Common Stock. The Company then (i) authorized and sold 30,000,000 shares of Convertible Preferred Stock, a controlling stake in the Company, to certain investors for an aggregate purchase price of $120 million and (ii) repurchased 30,000,000 shares of Common Stock from the Company's Founders for $120 million.

  The Convertible Preferred Stock has certain rights and privileges, including the right to receive preferential dividends and participating dividends, the right to preferential distributions upon a liquidation of the Company, the ability to require the Company to redeem such shares in certain circumstances, the right to approve certain actions by the Company, and the right to elect a majority of the directors of the Company. The Convertible Preferred Stock issued in the Recapitalization will be converted into Common Stock upon the closing of this offering and the holders thereof will therefore forfeit any right to receive accumulated dividends on such Convertible Preferred Stock.

  In connection with the Recapitalization, the Company, the purchasers of the Convertible Preferred Stock and the Founders also entered into a Shareholders Agreement relating to the ongoing corporate governance of the Company, including the composition of the Board of Directors and restrictions on transfer of the stock of the Company, including rights of first refusal and co-sale rights. All such restrictions will terminate upon the closing of this offering.

  In connection with Recapitalization, the Company, the purchasers of Convertible Preferred Stock and the Founders entered into a Registration Agreement pursuant to which such shareholders acquired certain registration rights in respect of the shares of the Company's capital stock acquired in connection with Recapitalization. See "Description of Capital Stock-- Registration Rights."

  Pursuant to the Recapitalization, the Company entered into agreements with the Founders and with certain other executives of the Company pursuant to which such persons purchased shares of Common Stock of the Company with the proceeds of a loan from the Company to such persons.

  The purchasers of Convertible Preferred Stock and Common Stock in connection with the Recapitalization included, among others, the following directors, executive officers and holders of more than 5% of the outstanding Common Stock, and certain family members of the foregoing:

                                                  NO. OF        PURCHASE          TYPE OF
NAME                             TITLE            SHARES         PRICE             STOCK
----                             -----          ----------    ------------ ---------------------
Summit/E-Tek Holdings,
 L.L.C. (1).............           --           27,000,000    $108,000,000 Convertible Preferred

Ming Shih............... Senior Vice President,  1,111,111(2)    2,555,555        Common
                         Sales and Marketing

Kung Shih............... President of FibX       1,111,110(2)    2,555,553        Common

--------
(1) Walter G. Kortschak, Chairman of the Board of Directors of the Company, and Peter Y. Chung, a former director who the Company expects will rejoin the Board of Directors upon the closing of this offering, are affiliated with Summit Ventures IV, L.P., Summit Investors III, L.P. and Summit Subordinated Debt Fund II, L.P. (collectively, the "Summit Funds") which are all of the members of Summit/E-Tek Holdings, L.L.C., an entity formed by the Summit Funds for purposes of investing in the Company. Certain of these shares are currently held directly by Summit Subordinated Debt Funds II, L.P. and Summit Investors III, L.P. See "Management" and "Principal and Selling Stockholders."
(2) Includes 555,555 shares that are subject to a right of repurchase by the Company which lapses periodically over a three-year period which commenced in July 1997. Ming Shih and Kung Shih are brothers.

INDEMNIFICATION AGREEMENTS

  The Company has entered into indemnification agreements with each of its directors and executive officers. See "Management--Limitation of Liability and Indemnification."

LOANS TO OFFICERS

  From time to time the Company has made interest-free loans to certain executive officers of the Company to fund the exercise of stock options held by such executive officers. These loans are evidenced by promissory notes which mature on the dates set forth below, subject to certain acceleration events. Such promissory notes are secured by the shares of Common Stock purchased with the proceeds of such loans, and are either full recourse or substantial recourse against the assets of the borrower. The following table sets forth the name and position of such officers, certain information with respect to the promissory notes issued to evidence such loans, and the number of shares of the Company's Common Stock purchased with the proceeds of such loans.

                                       PRINCIPAL   SHARES   ISSUANCE  MATURITY
NAME AND POSITION(S)                     AMOUNT   PURCHASED   DATE      DATE
--------------------                   ---------- --------- -------- ----------
Michael J. Fitzpatrick................ $5,198,000 2,260,000 11/13/97 11/13/2002
 President and Chief Executive Officer  1,289,500   565,000 11/13/97 11/13/2002

Sanjay Subhedar.......................  3,900,000 1,200,000 12/11/97 12/11/2002
 Senior Vice President, Operations,
 Chief Financial Officer and Secretary

Ming Shih.............................  1,277,776   555,555 07/23/97 07/23/2006
 Senior Vice President, Sales and
  Marketing                             1,277,778   555,556 07/23/97 07/23/2006

Philip J. Anthony.....................  1,250,000   125,000 06/25/98 06/25/2003
 Vice President, Engineering

  The entire principal amount on each of the loans described in the table set forth above remains outstanding as of the date of this offering.

  For a description of certain options granted to the executive officers and directors of the Company since January 1, 1995, see "Management--Option Grants in Last Fiscal Year," "--Employment Agreements and Change of Control Arrangements" and "--Stock Plans."

  The Company believes that all transactions with affiliates described above, other than the interest-free loans made to executive officers, were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans, if any, between the Company and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested members of the Board of Directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with the following executive officers: Michael J. Fitzpatrick, Sanjay Subhedar, Philip J. Anthony, Jim Northington and William H. Diamond, Jr. See "Management-- Employment Agreements and Change of Control Arrangements." In addition, the Company has entered into an employment agreement with Jing Jong Pan, dated July 23, 1997, pursuant to which the Company has agreed to employ Mr. Pan as an "E-Tek Fellow," and as the head of a research and development division of the Company, for a minimum three-year period. The Company may, however, terminate Mr. Pan's employment with the Company during such three-year period with or without cause. During the term of the agreement, Mr. Pan will be entitled to receive an annual base salary of at least $200,000.

DIRECTOR OPTION GRANTS

  In July 1998, the Company granted an option to purchase 40,000 shares of Common Stock of the Company under the Company's 1997 Equity Incentive Plan to each of directors David W. Dorman, Donald J. Listwin and Joseph W. Goodman. Such options have an exercise price of $10.00 per share and vest periodically over a four-year period.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding Common Stock as of November 2, 1998, and as adjusted to reflect the sale of the shares offered hereby, by (i) each stockholder of the Company who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Company's executive officers, (iv) all directors and executive officers of the Company as a group and (v) all other Selling Stockholders.

                                SHARES                              SHARES
                          BENEFICIALLY OWNED                  BENEFICIALLY OWNED
                          BEFORE OFFERING(2)      NUMBER     AFTER OFFERING(2)(4)
  NAME AND ADDRESS OF    ---------------------   OF SHARES   ---------------------
 BENEFICIAL OWNERS(1)      NUMBER   PERCENT(3) BEING OFFERED   NUMBER   PERCENT(3)
 --------------------    ---------- ---------- ------------- ---------- ----------
Summit/E-Tek Holdings,
 L.L.C.
Summit Subordinated
Debt Fund II, L.P.       27,000,000    47.0%      868,969(6) 26,131,031    42.5%
   Summit Investors
   III, L.P.(5)........
   c/o Summit Partners,
   L.P.
  499 Hamilton Avenue,
  Suite 200
  Palo Alto, California
  94301
Jing Jong Pan(7).......  10,000,000    17.4           --     10,000,000    16.3
Theresa Pan(8).........  10,000,000    17.4           --     10,000,000    16.3
Peter Y. Chung(9)......  26,985,401    47.0       860,627(6) 26,124,774    42.5
Walter G.
 Kortschak(10).........  27,000,000    47.0       868,969(6) 26,131,031    42.5
Michael J.
 Fitzpatrick...........   2,825,000     4.9           --      2,825,000     4.6
David W. Dorman(11)....      40,000       *           --         40,000       *
Joseph W. Goodman(11)..      40,000       *           --         40,000       *
Donald J. Listwin(11)..      40,000       *           --         40,000       *
Ming Shih(12)..........   1,261,111     2.2           --      1,261,111     2.1
Sanjay Subhedar(13)....   1,275,000     2.2           --      1,275,000     2.1
Philip J. Anthony......     125,000       *           --        125,000       *
Jim Northington........         --      --            --            --      --
William H. Diamond,
 Jr....................         --      --            --            --      --
All directors and
 executive officers as
 a group (11
 persons)(14)..........  32,606,111    56.8       868,969(6) 31,737,142    51.7
The Chase Manhattan
 Bank, as Trustee for
 First Plaza Group
 Trust(15).............   2,300,000     4.0        74,023     2,225,977     3.6
  c/o Chase Manhattan
  Bank
  3 Chase Metrotech
  Center
  Brooklyn, New York
  11245
Broadview Partners
 Group.................     250,000       *        36,286       213,714       *
  (Peter J. Mooney,
  nominee)
  c/o Broadview
  Associates
  1 Bridge Plaza, Suite
  500
  Fort Lee, New Jersey
  07024
Naren & Vinita Gupta...     250,000       *        14,286       235,714       *
  c/o Digital Link
  Corporation
  217 Humbolt Court
  Sunnyvale, California
  94089
Sunapee Securities,
 Inc...................      62,500       *         2,011        60,489       *
  c/o Bain & Company,
  Inc.
  2 Copley Place
  Boston, Massachusetts
  02116
Randolph Street
 Partners..............      62,500       *         2,011        60,489       *
  200 East Randolph
  Drive
  Chicago, Illinois
  60601
Randolph Street
 Partners DIF, LLC.....      62,500       *         2,011        60,489       *
  c/o Randolph Street
  Partners
  200 East Randolph
  Drive
  Chicago, Illinois
  60601
F&W Investments........      12,500       *           403        12,097       *
  c/o Fenwick & West
  Two Palo Alto Square
  Palo Alto, California
  94306

--------
  * Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock of the Company.

 (1) Except as otherwise noted, the address of each person listed in the table is c/o E-Tek Dynamics, Inc., 1865 Lundy Avenue, San Jose, California 95131.
 (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. To the knowledge of the Company, the persons and entities named have sole voting and investment power with respect to all shares of Common Stock of the Company beneficially owned by them, subject to community property laws where applicable and except as otherwise indicated in the following footnotes to the table.
 (3) Percentage of shares beneficially owned is based on 57,428,649 shares of Common Stock of the Company outstanding as of November 2, 1998 and 61,428,649 shares to be outstanding upon consummation of this offering. Shares issuable upon the exercise of stock options or other rights to acquire shares of Common Stock of the Company which are exercisable within 60 days of November 2, 1998, and shares issuable upon the conversion of all securities that are convertible into shares of Common Stock of the Company, are deemed to be outstanding for the purpose of computing the number of shares beneficially owned and the percentage ownership of the person or entity holding any such shares, but are not deemed to be outstanding for purposes of computing the number of shares beneficially owned or the percentage ownership of any other person.
 (4) Assumes no exercise of the Underwriters' over-allotment option.
 (5) Summit/E-Tek Holdings, L.L.C. ("Holdings") is a Delaware limited liability company formed by the Summit Funds for the purpose of investing in the Company. Summit Ventures IV, L.P. and Summit Subordinated Debt Fund II, L.P. are the Managers of Holdings and jointly have the power to direct the voting and disposition of all Common Stock of the Company held by Holdings. Represents 25,479,305 shares held by Holdings, 1,506,096 shares held by Summit Subordinated Debt Fund II, L.P. and 14,599 shares held by Summit Investors III, L.P. If the Underwriters' over-allotment option is exercised, an additional 645,469 shares will be sold by Summit Subordinated Debt Fund II, L.P., and an additional 6,257 shares will be sold by Summit Investors III, L.P.
 (6) Represents, as applicable, 860,627 shares held by Summit Subordinated Debt Fund II, L.P. and 8,342 shares held by Summit Investors III, L.P.
 (7) All such shares are held by J.J. & Theresa Pan Revocable Trust, of which Mr. Pan and Theresa Pan are co-trustees. Mr. Pan and Theresa Pan share voting power over the shares held by such trust. Mr. Pan is the spouse of Theresa Pan.
 (8) Excludes shares held by the J.J. & Theresa Pan Revocable Trust. See Note
     (7). Ms. Pan is the spouse of Jing Jong Pan and the sister of Ming Shih. All such shares are the separate property of Ms. Pan.
 (9) Represents 25,479,305 shares held by Holdings and 1,506,096 shares held by Summit Subordinated Debt Fund II, L.P. Summit Subordinated Debt Fund II, L.P. is a Manager of Holdings. Mr. Chung, who the Company anticipates will be a director of the Company upon the closing of this offering, is a Principal of Summit Partners SD II, L.L.C., which is a general partner of Summit Subordinated Debt Fund II, L.P. Mr. Chung disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(10) Represents 25,479,305 shares held by Holdings, 1,506,096 shares held by Summit Subordinated Debt Fund II, L.P. and 14,599 shares held by Summit Investors III, L.P. Summit Ventures IV, L.P. and Summit Subordinated Debt Fund II, L.P. are the Managers of Holdings. Mr. Kortschak, Chairman of the Board of Directors of the Company, is (i) a general partner of Stamps, Woodsum & Co. IV, which is the general partner of Summit Ventures IV, L.P. and (ii) a member of Summit Partners SD II, L.L.C., which is the general partner of Summit Subordinated Debt Fund II, L.P. Mr. Kortschak is also a general partner of Summit Investors III, L.P. Mr. Kortschak disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(11) Represents shares of Common Stock issuable upon the exercise of options.
(12) Ming Shih is the brother of Theresa Pan.
(13) Includes 75,000 shares of Common Stock issuable upon the exercise of options.
(14) Includes shares of Common Stock of the Company issuable upon the exercise of stock options and shares beneficially owned by Holdings, with which Messrs. Kortschak and Chung are associated, as to which shares they disclaim beneficial ownership, except to the extent of their pecuniary interest therein. See Notes (9), (10), (11) and (13).
(15) The Chase Manhattan Bank acts as the Trustee (the "Trustee") for First Plaza Group Trust (the "Trust"), a trust under and for the benefit of certain employee benefit plans of General Motors Corporation ("GM") and its subsidiaries. These shares may be deemed to be owned beneficially by General Motors Investment Management Corporation ("GMIMCO"), a wholly owned subsidiary of GM. GMIMCO's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM and its subsidiaries and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCO is serving as the Trust's investment manager with respect to these shares and in that capacity has sole power to direct the Trustee as to the voting and disposition of these shares. Because of the Trustee's limited role, beneficial ownership of these shares by the Trustee is disclaimed. The address of GMIMCO is 767 Fifth Avenue, New York, New York 10153.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Upon the closing of this offering, the authorized capital stock of the Company will consist of 300,000,000 shares of Common Stock, $0.001 par value, and 25,000,000 shares of undesignated preferred stock ("Preferred Stock"), $0.01 par value. The following description of the Company's capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the terms of the Certificate of Incorporation and Bylaws of the Company, copies of which have been filed with the Commission as exhibits to the Company's Registration Statement of which this prospectus forms a part, and by the applicable provisions of Delaware law.

COMMON STOCK

  As of November 2, 1998, there were 57,428,649 shares of Common Stock of the Company outstanding which were held of record by approximately 131 stockholders, as adjusted to reflect the conversion of all convertible securities into shares of the Company's Common Stock upon the closing of this offering. Assuming no exercise of the Underwriters' over-allotment option and no exercise of options to purchase Common Stock after November 2, 1998, there will be 61,428,649 shares of Common Stock of the Company outstanding after giving effect to the sale of all the shares of Common Stock of the Company to be sold in connection with the offering.

  Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. Holders of Common Stock do not have cumulative voting rights under the Company's Certificate of Incorporation or Bylaws and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors of the Company, subject to the classified board provisions set forth in the Company's Certificate of Incorporation. See "Management--Executive Officers and Directors." In such event, the holders of the remaining shares will not be able to elect any directors. The shares of Common Stock offered in connection with this offering, when issued, will be fully paid and nonassessable and will not be subject to any redemption or sinking fund provisions. Holders of Common Stock do not have any preemptive, subscription or conversion rights. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the rights of preferred stockholders and the terms of any existing or future agreements between the Company and its debt holders. Since January 1, 1995, the Company has not declared or paid any cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

PREFERRED STOCK

  Upon the closing of this offering, the Company will be authorized to issue 25,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the market price, and the voting and other rights, of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no current plans to issue any shares of Preferred Stock.

ANTI-TAKEOVER EFFECTS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE
LAW

  CERTIFICATE OF INCORPORATION AND BYLAWS

  Effective upon the closing of this offering, the Company's Certificate of Incorporation will provide that the Board of Directors will be divided into three classes of directors with each class serving a staggered three-year term. See "Management--Executive Officers and Directors." The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as it generally makes it more difficult for stockholders to replace a majority of the directors. The Company's Certificate of Incorporation will also eliminate, upon the closing of this offering, the right of stockholders to act without a meeting and does not provide for cumulative voting in the election of directors. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company. The amendment of any of these provisions would require approval by holders of at least two thirds of the combined voting power of all of the outstanding Common Stock and Preferred Stock entitled to vote, unless an amendment is approved by a majority of the directors of the Company not affiliated with or associated with any person or entity holding 20% or more of the voting power of the Company's outstanding capital stock.

  DELAWARE TAKEOVER STATUTE

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of any class or series of stock of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

  Pursuant to the terms of a Registration Agreement entered into in connection with the Recapitalization, the holders of a majority of the shares held by certain investors in the Company at the time of the Recapitalization ("Investors") may demand registration by the Company of all or any portion of their shares of Common Stock of the Company in connection with the sale of such shares by such Investors. Such demand registrations are not limited in number, but the Company is not obligated to pay the expenses associated with more than three demand registrations on Form S-1. The managing underwriter of an offering involving a demand registration may limit the number of shares to be included in such registration on the basis of market considerations. Holders of a majority of the shares held by Investors to be included in a demand registration are entitled to choose the managing underwriter, if any, of the offering for which the registration is being effected. The parties to the Registration Agreement are entitled to notice of, and to participate in, any registration proposed by the Company (other than registrations on Form S-4 or Form S-8). The managing underwriter of such a "piggyback" registration involving an underwritten offering may limit the number of shares of Common Stock of the Company held by the Investors and the Founders to be included in such registration. The Registration Agreement contains a lock-up provision pursuant to which the holders of registrable securities agree not to sell any securities of the Company during (i) the seven days prior to and (ii)(A) the 180 days after the effectiveness of a registration statement filed in connection with the Company's initial public offering or (B) unless the underwriters otherwise agree, the 90 days after the effectiveness of a registration statement filed in connection with the Company's next registered public offering or any underwritten registration (demand or piggyback) of shares of the Company's Common Stock that includes shares registered pursuant to the rights granted under the Registration Agreement.

LISTING

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "ETEK."

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Boston EquiServe LP, and its telephone number is 781-575-2000.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after this offering. Future sales of substantial amounts of Common Stock (including shares issued upon exercise of outstanding options) in the public market following this offering could adversely affect market prices of the Common Stock prevailing from time to time and could impair the Company's ability to raise capital through sale of its equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering because of certain contractual restrictions on resale. Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon completion of this offering, the Company will have outstanding an aggregate of 61,428,649 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option or stock options after November 2, 1998. All of the 5,000,000 shares sold in the offering (5,750,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. Sales by affiliates will be subject to certain limitations and restrictions described below.

  As of November 2, 1998, there were a total of 4,652,992 shares of Common Stock subject to outstanding options granted under the 1997 Equity Incentive Plan and the 1997 Executive Equity Incentive Plan, 1,086,787 of which were vested as of November 2, 1998, and an additional 192,016 of which will become vested within 180 days of the effective date of this offering. As of November 2, 1998 no shares have been issued under the 1998 Director Option Plan, the 1998 Employee Stock Purchase Plan and the 1998 Stock Plan. The Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of Common Stock subject to outstanding stock options or reserved for issuance under the 1997 Equity Incentive Plan, the 1997 Executive Equity Incentive Plan, the 1998 Stock Plan, the 1998 Employee Stock Purchase Plan and the 1998 Director Option Plan (the "Plans") within 180 days after the date of this Prospectus, thereby permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act, subject to restrictions in the lock-up agreements. After the effective date of the registration statement on Form S-8, shares purchased upon exercise of options granted or otherwise purchased under the Plans generally would be available for resale in the public market.

  Holders of 56,428,649 shares of the Company's capital stock and options to purchase 3,151,509 shares of the Company's capital stock are subject to lock-up agreements, including all 131 stockholders of the Company and all officers and directors of the Company. In addition, holders of the remaining options to purchase 1,501,483 shares of the Company's Common Stock will be required to execute lock-up agreements in connection with any exercise of such options. Shares covered by the lock-up agreements are subject to restrictions on resale in the public market for a period of 180 days following the effective date of this offering, subject, in most cases, to release, directly or indirectly, by Goldman, Sachs & Co. Upon expiration of this lock-up period, all 56,428,649 shares will become eligible for sale in the public market, 51,542,142 of which will be subject to the volume and other limitations of Rule 144 described below. In addition, holders of stock options could exercise these options and sell certain of the shares issued upon exercise as described below.

  Beginning six months after the date of the offering, holders of 53,025,000 shares of Common Stock of the Company also will be entitled to certain rights with respect to the registration of such shares for sale in the public market. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates) immediately upon the effectiveness of such registration.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell in "broker's transactions" or to market makers a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 614,286 shares immediately after this offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Under Rule 701 under the Securities Act, persons who purchase shares upon the exercise of options granted prior to the effective date of this offering are entitled to sell such shares 90 days after the date of this Prospectus in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. However, all such persons (including all affiliates of the Company) have entered into lock-up agreements restricting the sale of such shares during the 180-day period following this offering.

                 CERTAIN U.S. TAX CONSIDERATIONS APPLICABLE TO
                     NON-U.S. HOLDERS OF THE COMMON STOCK

  The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust as defined in the U.S. Internal Revenue Code of 1986, as amended (the "Code") (a "non-U.S. holder"). This discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position and does not deal with all aspects of United States federal income and estate taxation that may be relevant to non-U.S. holders (including special rules applicable to certain United States expatriates), or with U.S. state and local or non-U.S. tax consequences. Furthermore, the following discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder, and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change, possibly with retroactive effect. Each prospective non-U.S. holder is urged to consult a tax adviser with respect to the U.S. federal tax consequences of holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

  An individual may, among other ways, be deemed to be a resident alien (as opposed to a non-resident alien) with respect to any calendar year by virtue of being present in the United States on at least 31 days in such calendar year and for an aggregate of at least 183 days during the current calendar year and the two preceding calendar years (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). Individuals who are lawful permanent residents of the United States ("green card holders") are also considered to be resident aliens, without regard to the number of days present in the United States during the calendar year. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

  DIVIDENDS

  As described above, the Company does not expect to declare or pay cash dividends in the forseeable future. In the event the Company does pay dividends, dividends paid to a non-U.S. holder of Common Stock will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States. Dividends that are effectively connected with such holder's conduct of a trade or business in the United States are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates, and are not generally subject to withholding, if the holder complies with certain certification and disclosure requirements. Any such effectively connected dividends received by a foreign corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of the country of address (unless the payer has knowledge to the contrary) for purposes of the withholdings discussed above and for purposes of determining the applicability of a tax treaty rate. Under certain recently finalized Treasury Regulations (the "New Withholding Regulations"), a non-U.S. holder of Common Stock will be required to satisfy certain certification and other requirements in order to claim the benefit of a reduced withholding tax rate with respect to dividends under an applicable treaty. In addition, under the New Withholding Regulations, in the case of Common Stock held by a foreign partnership, the certification requirement would generally be applied to the partners and the partnership may be required to provide certain information, including a United States taxpayer identification number. The New Withholding Regulations also provide look-through rules for tiered partnerships. The New Withholding Regulations are generally effective for payments made after December 31, 1999, subject to certain transition rules. Non-U.S. holders are encouraged to consult with their own tax advisors with respect to the application of the New Withholding Regulations.

  A non-U.S. holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

  GAIN ON DISPOSITION OF COMMON STOCK

  A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States or, if a tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States, (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes at any time during the five-year period ending on the date of the disposition and the non-U.S. holder owned more than 5% of the Company's Common Stock at any time during such period. The Company believes that it has not been and it is not a "U.S. real property holding corporation" for U.S. federal income tax purposes and does not currently anticipate becoming a "U.S. real property holding corporation." Different tax consequences would apply to certain non-U.S. holders if the Company were to become a "U.S. real property holding corporation." If an individual non-U.S. holder falls under clause (i) above, he or she will be taxed on his or her net gain derived from the sale at regular graduated U.S. federal income tax rates. If an individual non-U.S. holder falls under clause
(ii) above, he or she will be subject to a flat 30% tax on the net gain derived from the sale which gain may be offset by U.S. capital losses recognized within the same taxable year of such sale. If a non-U.S. holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain at regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, or at such lower rate as may be specified by an applicable income tax treaty.

  FEDERAL ESTATE TAXES

  Common Stock owned or treated as owned by a non-U.S. holder at the time of death, or Common Stock of which the non-U.S. holder made certain lifetime transfers, will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

  U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

  The Company must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder (including the name and address of such holder) and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

  Under current law, backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the U.S. information reporting requirements) will generally not apply to dividends paid to a non-U.S. holder at an address outside the United States unless such non-U.S. holder is engaged in a trade or business in the United States or unless the payer has knowledge that the payee is a U.S. person. However, under the New Withholding Regulations (which are generally effective for dividends paid after December 31, 1999), dividend payments may be subject to backup withholding unless applicable certification requirements are satisfied. See the discussion above with respect to rules applicable to foreign partnerships under the New Withholding Regulations.

  In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock to or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or, effective for payments after December 31, 1999, a foreign partnership (i) more than 50% of the income or capital interests of which are owned by U.S. persons or (ii) that is engaged in a United States trade or business, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met or
(2) the beneficial owner otherwise establishes an exemption.

  Payment to or through a U.S. office of a broker of the proceeds of a sale of Common Stock is generally subject to both backup withholding and information reporting unless the beneficial owner certifies on a Form W-8 (or a suitable substitute form) under penalties of perjury that it is a non-U.S. holder, or otherwise establishes an exemption.

  Effective for payments after December 31, 1999 (and subject to certain transition rules), the New Withholding Regulations unify certain certification procedures and forms and the reliance standards relating to information reporting and backup withholding.

  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the U.S. Internal Revenue Service.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act (the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the copy of such documents filed as exhibits to the Registration Statement for a more complete description of the matter involved, and each such document shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits thereto, as well as other information filed with the Commission, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of all or any part thereof may be obtained from the Commission upon the payment of certain prescribed fees from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file such information electronically with the Commission.

  The Company intends to furnish to its stockholders annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year of the Company.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters related to this offering will be passed upon for the Underwriters by Venture Law Group, A Professional Corporation, Menlo Park, California.

                                    EXPERTS

  The Consolidated Financial Statements of the Company as of June 30, 1997 and 1998, and for each of the three years in the period ended June 30, 1998, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              E-TEK DYNAMICS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Accountants.......................................... F-2
Consolidated Balance Sheet................................................. F-3
Consolidated Statement of Operations....................................... F-4
Consolidated Statement of Stockholders' Equity (Deficit)................... F-5
Consolidated Statement of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of E-Tek Dynamics, Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of E-Tek Dynamics, Inc. and its subsidiaries at June 30, 1997 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
July 28, 1998, except as to
Notes 8 and 12, which are as of August 14, 1998

                              E-TEK DYNAMICS, INC.

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                         JUNE 30,                    PRO FORMA
                                                     ----------------               OCT. 2, 1998
                                                      1997     1998    OCT. 2, 1998   (NOTE 1)
                                                     ------- --------  ------------ ------------
                                                                              (UNAUDITED)
                       ASSETS
Current assets:
  Cash and cash equivalents......................... $ 8,259 $ 21,918    $ 36,584     $ 36,584
  Short-term investments............................  10,840      --          --           --
  Accounts receivable...............................  16,049   15,463      15,756       15,756
  Advance to joint venture..........................     --     7,000         --           --
  Inventories.......................................   4,101    6,909       9,283        9,283
  Deferred tax assets...............................   3,856    7,873       7,873        7,873
  Other current assets..............................     685      343         215          215
                                                     ------- --------    --------     --------
    Total current assets............................  43,790   59,506      69,711       69,711
Property and equipment, net.........................  17,970   30,872      32,573       32,573
                                                     ------- --------    --------     --------
                                                     $61,760 $ 90,378    $102,284     $102,284
                                                     ======= ========    ========     ========
   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.................................. $ 4,714 $  8,281    $  5,377     $  5,377
  Accrued liabilities...............................   9,312   16,187      19,853       19,853
  Income taxes payable..............................   1,215      --        3,489        3,489
  Current portion of capital lease obligations......     736    1,240       1,264        1,264
  Current portion of long-term debt.................     107      216       1,349        1,349
                                                     ------- --------    --------     --------
    Total current liabilities.......................  16,084   25,924      31,332       31,332
Capital lease obligations, net of current portion...   2,035    3,557       3,247        3,247
Long-term debt, net of current portion..............   7,542   10,251      11,604       11,604
                                                     ------- --------    --------     --------
    Total liabilities...............................  25,661   39,732      46,183       46,183
                                                     ------- --------    --------     --------
Commitments and contingencies (Note 11)
Mandatorily Redeemable Convertible Preferred Stock,
 no par value, 30,000 shares authorized, issued and
 outstanding (actual); none authorized, issued and
 outstanding (pro forma)............................     --   125,144     127,544          --
                                                     ------- --------    --------     --------
Stockholders' equity:
  Preferred Stock, none authorized, issued or
   outstanding (actual); $0.01 par value, 25,000
   shares authorized, none issued and outstanding
   (pro forma)......................................     --       --          --           --
  Common stock, no par value, 60,000, 65,000 and
   65,000 shares authorized, 50,000, 27,299, and
   27,431 shares issued and outstanding (actual);
   $0.001 par value, 300,000 shares authorized,
   57,431 shares issued and outstanding (pro forma)..  1,963   19,468      22,159      149,703
  Notes receivable from stockholders................     --   (14,215)    (15,369)     (15,369)
  Deferred compensation.............................     --    (4,753)     (6,106)      (6,106)
  Distribution in excess of net book value..........     --   (83,901)    (83,901)     (83,901)
  Retained earnings.................................  34,136    8,903      11,774       11,774
                                                     ------- --------    --------     --------
    Total stockholders' equity (deficit)............  36,099  (74,498)    (71,443)      56,101
                                                     ------- --------    --------     --------
                                                     $61,760 $ 90,378    $102,284     $102,284
                                                     ======= ========    ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              E-TEK DYNAMICS, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                         FISCAL YEAR ENDED JUNE 30,     FISCAL QUARTER ENDED
                         -----------------------------  -----------------------
                                                         SEPT. 30,    OCT. 2,
                           1996      1997      1998        1997        1998
                         --------  --------  ---------  -----------  ----------
                                                             (UNAUDITED)
Net revenues............ $ 40,382  $ 73,076  $ 106,924   $   27,309  $   32,942
Cost of goods sold......   14,712    30,599     49,063       11,893      15,989
                         --------  --------  ---------   ----------  ----------
  Gross profit..........   25,670    42,477     57,861       15,416      16,953
                         --------  --------  ---------   ----------  ----------
Operating expenses:
  Research and
   development..........    2,444     3,953      7,702        1,655       3,076
  Selling, general and
   administrative.......    8,773    15,290     21,097        5,198       5,395
                         --------  --------  ---------   ----------  ----------
    Total operating
     expenses...........   11,217    19,243     28,799        6,853       8,471
                         --------  --------  ---------   ----------  ----------
Operating income........   14,453    23,234     29,062        8,563       8,482
Interest income.........      408       962      1,992          353         588
Interest expense........      (66)     (571)      (988)        (171)       (285)
                         --------  --------  ---------   ----------  ----------
Income before income
 taxes..................   14,795    23,625     30,066        8,745       8,785
Provision for income
 taxes..................    5,524     8,477     12,142        3,499       3,514
                         --------  --------  ---------   ----------  ----------
Net income..............    9,271    15,148     17,924        5,246       5,271
Convertible Preferred
 Stock accretion........      --        --       9,021        1,842       2,400
                         --------  --------  ---------   ----------  ----------
Net income available to
 Common Stockholders.... $  9,271  $ 15,148  $   8,903   $    3,404  $    2,871
                         ========  ========  =========   ==========  ==========
Net income per share:
  Basic................. $   0.19  $   0.30  $    0.39   $     0.12  $     0.13
                         ========  ========  =========   ==========  ==========
  Diluted............... $   0.19  $   0.30  $    0.32   $     0.10  $     0.09
                         ========  ========  =========   ==========  ==========
Shares used in net
 income per share
 calculations:
  Basic.................   50,000    50,000     22,970       28,073      22,037
                         ========  ========  =========   ==========  ==========
  Diluted...............   50,000    50,000     55,561       51,922      58,573
                         ========  ========  =========   ==========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                              E-TEK DYNAMICS, INC.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                               NOTES                  DISTRIBUTION               TOTAL
                           COMMON STOCK      RECEIVABLE               IN EXCESS OF           STOCKHOLDERS'
                          ----------------      FROM       DEFERRED     NET BOOK   RETAINED     EQUITY
                          SHARES   AMOUNT   STOCKHOLDERS COMPENSATION    VALUE     EARNINGS    (DEFICIT)
                          -------  -------  ------------ ------------ ------------ --------  -------------
Balance at June 30,
 1995...................   50,000  $ 1,963    $    --      $   --       $    --    $  9,717    $  11,680
Net income..............      --       --          --          --            --       9,271        9,271
                          -------  -------    --------     -------      --------   --------    ---------
Balance at June 30,
 1996...................   50,000    1,963         --          --            --      18,988       20,951
Net income..............      --       --          --          --            --      15,148       15,148
                          -------  -------    --------     -------      --------   --------    ---------
Balance at June 30,
 1997...................   50,000    1,963         --          --            --      34,136       36,099
Repurchase of Common
 Stock..................  (30,000)  (1,963)        --          --        (83,901)   (34,136)    (120,000)
Exercise of Common Stock
 options for cash.......       88      210         --          --            --         --           210
Exercise of Common Stock
 options for Notes
 Receivable from
 stockholders...........    7,211   18,215     (13,615)     (4,600)          --         --           --
Deferred compensation
 related to Common Stock
 options................      --     1,043         --       (1,043)          --         --           --
Amortization of deferred
 compensation related to
 Common Stock options...      --       --          --          290           --         --           290
Imputed interest and
 compensation expense
 related to Notes
 Receivable.............      --       --         (600)        600           --         --           --
Convertible Preferred
 Stock accretion........      --       --          --          --            --      (9,021)      (9,021)
Net income..............      --       --          --          --            --      17,924       17,924
                          -------  -------    --------     -------      --------   --------    ---------
Balance at June 30,
 1998...................   27,299   19,468     (14,215)     (4,753)      (83,901)     8,903      (74,498)
                          =======  =======    ========     =======      ========   ========    =========
Exercise of Common Stock
 options for cash
 (unaudited)............       20       49         --          --            --         --            49
Exercise of Common Stock
 options for Notes
 Receivable from
 stockholders
 (unaudited)............      125    1,250        (934)       (316)          --         --           --
Repurchase of Common
 Stock (unaudited)......      (13)     (21)         21         --            --         --           --
Deferred compensation
 related to Common Stock
 options (unaudited)....      --     1,413         --       (1,413)          --         --           --
Amortization of deferred
 compensation related to
 Common Stock options
 (unaudited)............      --       --          --          135           --         --           135
Imputed interest and
 compensation expense
 related to Notes
 Receivable
 (unaudited)............      --       --         (241)        241           --         --           --
Convertible Preferred
 Stock Accretion
 (unaudited)............      --       --          --          --            --      (2,400)      (2,400)
Net income (unaudited)..      --       --          --          --            --       5,271        5,271
                          -------  -------    --------     -------      --------   --------    ---------
Balance at October 2,
 1998 (unaudited).......   27,431  $22,159    $(15,369)    $(6,106)     $(83,901)  $ 11,774    $ (71,443)
                          =======  =======    ========     =======      ========   ========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              E-TEK DYNAMICS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              FISCAL QUARTER
                               FISCAL YEAR ENDED JUNE 30,          ENDED
                               ----------------------------  ------------------
                                                             SEPT. 30,  OCT. 2,
                                1996      1997      1998       1997      1998
                               -------  --------  ---------  ---------  -------
                                                                (UNAUDITED)
Cash flows from operating
 activities:
 Net income................... $ 9,271  $ 15,148  $  17,924  $   5,246  $ 5,271
 Adjustments to reconcile net
  income to net cash provided
  by operating activities:
 Depreciation.................   1,422     3,086      6,148        960    2,409
 Stock compensation...........     --        --         890        100      376
 Imputed interest income......     --        --        (600)      (100)    (241)
 Changes in assets and
  liabilities:
  Accounts receivable.........    (366)   (9,977)       586        930     (293)
  Inventories.................     (30)   (2,519)    (2,808)      (320)  (2,374)
  Deferred tax assets.........    (479)   (2,478)    (4,017)      (220)     --
  Other current assets........    (602)      160        342       (222)     128
  Accounts payable............       7     3,273      3,567         49   (2,904)
  Accrued liabilities.........     647     5,909      6,875        871    3,666
  Income taxes payable........     361       854     (1,215)     3,436    3,489
                               -------  --------  ---------  ---------  -------
 Net cash provided by
  operating activities........  10,231    13,456     27,692     10,730    9,527
                               -------  --------  ---------  ---------  -------
Cash flows from investing
 activities:
 Additions to property and
  equipment...................  (1,703)  (15,284)   (16,267)    (4,253)  (4,110)
 Payment from (advance to)
  joint venture...............     --        --      (7,000)       --     7,000
 Maturities and sale of short-
  term investments............     --        354     14,983        165      --
 Purchase of short-term
  investments.................  (3,068)   (6,426)    (4,143)       --       --
                               -------  --------  ---------  ---------  -------
   Net cash provided by (used
    in) investing activities..  (4,771)  (21,356)   (12,427)    (4,088)   2,890
                               -------  --------  ---------  ---------  -------
Cash flows from financing
 activities:
 Repurchase of Common Stock...     --        --    (120,000)  (120,000)     --
 Proceeds from issuance of
  Mandatorily Redeemable
  Convertible Preferred
  Stock.......................     --        --     116,123    116,123      --
 Payment to stockholder for
  note........................  (1,184)     (200)       --         --       --
 Proceeds from issuance of
  Common Stock................     --        --         210         35       49
 Principal repayments by
  stockholders of note
  receivable..................     --      1,384        --         --       --
 Principal payments on capital
  lease obligations...........    (242)     (700)      (757)      (185)    (286)
 Borrowing on long-term debt..     --      7,700      3,000      3,000    5,440
 Payments on long-term debt...     --        (51)      (182)       (29)  (2,954)
                               -------  --------  ---------  ---------  -------
   Net cash provided by (used
    in) financing activities..  (1,426)    8,133     (1,606)    (1,056)   2,249
                               -------  --------  ---------  ---------  -------
Net increase in cash and cash
 equivalents..................   4,034       233     13,659      5,586   14,666
Cash and cash equivalents at
 beginning of period..........   3,992     8,026      8,259      8,259   21,918
                               -------  --------  ---------  ---------  -------
Cash and cash equivalents at
 end of period................ $ 8,026  $  8,259  $  21,918  $  13,845  $36,584
                               =======  ========  =========  =========  =======
Supplemental disclosure of
 cash flow information:
 Interest paid................ $    66  $    514  $   1,036  $     261  $   286
 Income taxes paid............ $ 5,616  $ 10,103  $  17,549  $     284  $    25
Non-cash investing and
 financing activities:
 Acquisition of property and
  equipment through capital
  leases...................... $   193  $  2,918  $   2,783  $     --   $   --

  The accompanying notes are an integral part of these consolidated financial statements.

                             E-TEK DYNAMICS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  THE COMPANY AND DESCRIPTION OF BUSINESS

  E-Tek Dynamics, Inc. (the "Company") designs, packages, manufactures and sells high quality passive components for fiber optic networks.

  Until July 23, 1997, the Company was owned by two founders ("the Founders"). In July 1997, the Company underwent a recapitalization in which it sold a controlling stake in the Company for $120 million in Mandatorily Redeemable Class A Convertible Preferred Stock ("Convertible Preferred Stock") which has significant rights and preferences over the Common Stock including rights to elect a majority of the Company's directors, cumulative dividends and a liquidation preference. In connection with the recapitalization, the Company also repurchased $120 million in Common Stock from the Company's Founders. The redemption was accounted for as a recapitalization and, accordingly, no change in the accounting basis of the Company's net assets has been made in the accompanying consolidated financial statements. The amount of cash paid to the stockholders exceeded the net assets of the Company at the time of the redemption by $83,901,000. This amount has been recorded in the equity section as distribution in excess of net book value.

  Pursuant to the recapitalization, the Company amended its Articles of Incorporation to change its authorized number of shares to 90,000,000, of which 30,000,000 have been designated as Convertible Preferred Stock and 60,000,000 have been designated as Common Stock. Also as of that date, there was a stock split in which each outstanding share of Common Stock was converted into 493.72476 shares of Common Stock. All shares and per share amounts have been restated to reflect the stock split.

  On June 18, 1998, the Company amended its Articles of Incorporation again to increase authorized shares of Common Stock to 65,000,000 shares.

  USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  PRINCIPLES OF CONSOLIDATION

  All intercompany transactions and accounts have been eliminated.

  REVENUE RECOGNITION

  Revenue from product sales is recognized at the time the product is shipped, with provisions established for estimated product returns and allowances. Revenue is deferred on shipments of new products as to which customer acceptance is considered to be uncertain.

  WARRANTY EXPENSE

  At the time of product shipment, the Company provides for the estimated costs that may be incurred under warranties for the product shipped.

                             E-TEK DYNAMICS, INC.

  CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

  The Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents and those with original maturities greater than three months to be short-term investments.

  The Company's short-term investments at June 30, 1997 consisted of marketable debt securities (more specifically, municipal bonds and corporate securities) and mutual funds. The Company has classified all such investments as available-for-sale. At June 30, 1997, the estimated fair value approximated the cost of the marketable securities.

  INVENTORIES

  Inventories are valued at the lower of cost or market, cost being determined using the first-in, first-out basis.

  PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, which is twenty-five years for buildings and range from three to five years for other property and equipment.

  IMPAIRMENT OF LONG-LIVED ASSETS

  Pursuant to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to be Disposed of" ("SFAS 121"), the Company reviews long-lived assets based upon a gross cash flow basis and will reserve for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. Based on its most recent analysis, the Company believes that there was no impairment of its property and equipment as of June 30, 1998.

  RESEARCH AND DEVELOPMENT

  Research and development costs are expensed as incurred.

  INCOME TAXES

  Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and the amounts reported for financial reporting purposes.

  STOCK-BASED COMPENSATION

  The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees." The Company provides additional pro forma disclosures as required under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

  PRO FORMA BALANCE SHEET (UNAUDITED)

  Upon consummation of the offering, all shares of Convertible Preferred Stock outstanding will convert into an aggregate of 30,000,000 shares of Common Stock. The effect of this conversion and the effect of the Company's plan to reincorporate in Delaware have been reflected in the accompanying unaudited pro forma consolidated balance sheet as of October 2, 1998.

                             E-TEK DYNAMICS, INC.

  INTERIM RESULTS (UNAUDITED)

  The accompanying consolidated balance sheet as of October 2, 1998, the consolidated statements of operations and of cash flows for the quarters ended September 30, 1997 and October 2, 1998 and the consolidated statement of stockholders' deficit for the quarter ended October 2, 1998 are unaudited. In the opinion of management, such unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations for the interim periods. The data disclosed in the notes to the consolidated financial statements as of such dates and for such periods are unaudited.

  CHANGE IN FISCAL QUARTER

  Commencing on July 1, 1998, the Company changed its fiscal quarter end to the Friday that is closest to the end of the calendar quarter (October 2 for the first quarter in fiscal 1999). The fiscal quarter ended October 2, 1998 included 94 days compared to 92 days in the fiscal quarter ended September 30, 1997. The Company's fiscal year end remained unchanged.

  RECENTLY ISSUED ACCOUNTING STANDARDS

  In June 1997, the Financial Accounting Standards Board issued two new Statements of Financial Accounting Standards ("SFAS"). SFAS 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income within a financial statement. This Statement requires the Company to report additional information on comprehensive income to supplement the reporting of income. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Comparative financial statements provided for earlier periods are required to be reclassified so that comprehensive income is displayed in a comparative format for all periods presented. SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual and interim financial statements. This Statement also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company adopted SFAS 130 for the interim period of fiscal 1999. The adoption of SFAS 130 did not have a material effect on the Company's presentation of its consolidated financial statements. The Company will adopt SFAS 131 at the end of fiscal 1999 and is currently studying its provisions.

  In June 1998, the Financial Accounting Standards Board issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and is effective for all quarters of fiscal years beginning after June 15, 1999. The Company does not expect the adoption of SFAS 133 to have a material impact on the Company's results of operations.

                             E-TEK DYNAMICS, INC.

NOTE 2--BALANCE SHEET DETAIL (IN THOUSANDS):

                                                     JUNE 30,
                                                  ----------------  OCTOBER 2,
                                                   1997     1998       1998
                                                  -------  -------  -----------
                                                                    (UNAUDITED)
Accounts receivable:
  Trade receivables.............................. $17,699  $20,358    $21,345
  Less: Allowances for doubtful accounts and
   sales returns.................................  (1,650)  (4,895)    (5,589)
                                                  -------  -------    -------
                                                  $16,049  $15,463    $15,756
                                                  =======  =======    =======
Inventories:
  Raw materials.................................. $ 2,873  $ 5,359    $ 6,998
  Work in process................................   2,441    3,419      4,579
  Finished goods.................................     504    1,884      1,911
                                                  -------  -------    -------
                                                    5,818   10,662     13,488
  Less: Inventory reserves.......................  (1,717)  (3,753)    (4,205)
                                                  -------  -------    -------
                                                  $ 4,101  $ 6,909    $ 9,283
                                                  =======  =======    =======
Property and equipment:
  Machinery and equipment........................ $10,892  $22,429    $23,589
  Computers and software.........................     656    2,008      1,766
  Furniture and fixtures.........................     256      470        723
  Automobiles....................................     233      138        138
  Leasehold improvements.........................     693    4,734      6,986
  Land and buildings.............................  11,109   11,610     11,609
                                                  -------  -------    -------
                                                   23,839   41,389     44,811
  Less: Accumulated depreciation.................  (5,869) (10,517)   (12,238)
                                                  -------  -------    -------
                                                  $17,970  $30,872    $32,573
                                                  =======  =======    =======
Accrued liabilities:
  Accrued compensation........................... $ 3,708  $ 7,408    $ 7,010
  Accrued warranty...............................   2,303    3,735      4,138
  Accrued commissions............................   1,463    2,151      2,009
  Deferred revenues..............................     --     1,000      4,280
  Other..........................................   1,838    1,893      2,416
                                                  -------  -------    -------
                                                  $ 9,312  $16,187    $19,853
                                                  =======  =======    =======

NOTE 3--JOINT VENTURES:

  FIBX

  During fiscal 1998, the Company entered into an agreement with a Taiwanese company to form a joint venture in Taiwan to develop, manufacture and distribute fiber optic components and products. The Company and the other investor each contributed $7,000,000 in cash for a 50% interest in the joint venture. Under the joint venture agreement and a related license agreement, the Company is to receive $7,000,000 from the joint venture for certain technology of the Company that was licensed to the joint venture. This amount, which was recorded as an advance to the joint venture as of June 30, 1998, was subsequently collected. The joint venture agreement does not require the Company to provide any additional financing to the joint venture.

                             E-TEK DYNAMICS, INC.

  The $7,000,000 cash contributed by the Company and the $7,000,000 receivable from the joint venture offset so that in substance, the Company received a 50% interest in the joint venture in exchange for a technology license that had no carrying value in the Company's financial statements. In accordance with Emerging Issues Task Force Consensus No. 89-7, the Company did not record any gain on the exchange and, therefore, the carrying value in the Company's investment in the joint venture as of June 30, 1998 was nil. The joint venture, which is to supply certain components to the Company, had not commenced significant operations as of October 2, 1998.

  ADVA

  During fiscal 1995, the Company contributed $250,000 for a 40% ownership interest in a German company ("ADVA") that develops and manufactures fiber optic components and products. The other 60% interest is held by the Company's German distributor, AMS Opto Tech GmbH ("AMS"). Because of losses incurred by ADVA during fiscal 1995, the Company provided a full valuation allowance against its investment. ADVA continued to incur losses through its most recent fiscal year ended December 31, 1997 and had negative net worth as of that date. The Company continues to sell products through AMS. Certain trade receivables from AMS amounting to $1,100,000 as of October 2, 1998 were not collected pending discussions regarding additional capital contributions to ADVA. The Company provided a full allowance against those receivables as of October 2, 1998. The Company does not have any obligation to make additional contributions to ADVA, and the net carrying amount of the investment is nil.

NOTE 4--BORROWINGS:

  COMMERCIAL LINE OF CREDIT

  In September 1996, the Company entered into a loan agreement with a financial institution for a $6,000,000 commercial line of credit. In September 1997, the Company re-negotiated the line, which resulted in an increase in the line of credit to $15,000,000. This line of credit bears interest at a rate of LIBOR plus 1.5% per annum (7.3% as of June 30, 1998). This agreement requires that the Company maintain certain financial ratios, levels of tangible net worth and profitability. At June 30, 1998, the Company was in compliance with these requirements. This line of credit is secured by the Company's accounts receivable, inventories and equipment and expires on December 31, 1998. As of June 30, 1998, there were no borrowings on this line of credit.

  NOTES PAYABLE

  In November 1996, the Company obtained a $7,700,000 term loan from a financial institution, which bears interest at a rate of 7.85% per annum. Monthly principal and interest payments are $59,000, with a final payment of all remaining unpaid principal and interest on December 1, 2001. This loan is secured by the Company's land and building.

  In September 1997, the Company obtained a $3,000,000 term loan from a bank, which bears interest at a rate of LIBOR plus 1.7% per annum (7.5% as of June 30, 1998). Monthly principal and interest payments amounted to $27,000, with a final payment of all remaining unpaid principal and interest on September 30, 2000. This loan is secured by the Company's accounts receivable, inventories and equipment.

                              E-TEK DYNAMICS, INC.

  Future principal payments under long-term debts are as follows (in thousands):

      FISCAL YEAR ENDING JUNE 30,
      ---------------------------
      1999............................................................. $   216
      2000.............................................................     225
      2001.............................................................   2,861
      2002.............................................................   7,165
                                                                        -------
      Total principal payments.........................................  10,467
      Less: Current portion............................................     216
                                                                        -------
      Long-term portion of principal payments.......................... $10,251
                                                                        =======

NOTE 5--INCOME TAXES:

  The provision for income taxes was as follows (in thousands):

                                                 FISCAL YEAR ENDED JUNE 30,
                                                ------------------------------
                                                  1996      1997       1998
                                                --------  ---------  ---------
      Current
        Federal...............................    $5,077  $   9,492  $  14,216
        State.................................       926      1,463      1,943
                                                --------  ---------  ---------
                                                   6,003     10,955     16,159
                                                --------  ---------  ---------
      Deferred
        Federal...............................      (411)    (2,170)    (3,500)
        State.................................       (68)      (308)      (517)
                                                --------  ---------  ---------
                                                    (479)    (2,478)    (4,017)
                                                --------  ---------  ---------
                                                  $5,524  $   8,477  $  12,142
                                                ========  =========  =========
      Tax rate reconciliation:
        Federal income tax statutory rate.....      35.0%      35.0%      35.0%
        State taxes, net of federal tax
         benefit..............................       3.7        2.9        2.6
        Permanent differences related to joint
         venture..............................       --         --         4.7
        Foreign sales corporation benefit.....      (3.0)      (2.7)      (4.2)
        Research and development credit.......       --        (0.7)      (1.0)
        Other.................................       1.6        1.4        3.3
                                                --------  ---------  ---------
                                                    37.3%      35.9%      40.4%
                                                ========  =========  =========

  Deferred tax assets were comprised of the following (in thousands):

                                                                    JUNE 30,
                                                                  -------------
                                                                   1997   1998
                                                                  ------ ------
      Inventory reserves......................................... $  663 $1,444
      Uniform cost capitalization for inventory..................    516    789
      Sales return and bad debt reserves.........................    638  2,268
      Warranty reserves..........................................    890  1,437
      Vacation and other accruals................................    173    657
      State taxes................................................    494    693
      Other......................................................    482    585
                                                                  ------ ------
                                                                  $3,856 $7,873
                                                                  ====== ======

                             E-TEK DYNAMICS, INC.

NOTE 6--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

  The holders of the Convertible Preferred Stock have various rights and preferences as follows:

  VOTING

  Each share of Convertible Preferred Stock has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock. Holders of Convertible Preferred Stock have the right to elect three of the five members of the Board of Directors.

  As long as any shares of the Convertible Preferred Stock remain outstanding, the Company must obtain approval from a majority of the holders of Convertible Preferred Stock in order to alter the Articles of Incorporation as related to the Convertible Preferred Stock, change the authorized number of shares of Convertible Preferred Stock, repurchase any shares of Common Stock other than shares subject to the right of repurchase by the Company, change the authorized number of Directors, authorize a dividend for any class or series other than the Convertible Preferred Stock, create a new class of stock or effect a merger, liquidate, dissolve or effect a recapitalization or reorganization in any form, or sell or transfer more than 25% of the assets of the Company.

  CUMULATIVE DIVIDENDS

  Dividends on each share of Convertible Preferred Stock shall accrue at a rate of 8% per annum of the liquidation value of $4.00 per share. Such dividends shall accrue whether or not they have been declared and whether or not there are profits or other funds of the Company legally available for the payment of dividends, and such dividends shall be cumulative. The accrued and unpaid dividends should not cause the aggregate stock liquidation value to exceed $8.00 per share. For the year ended June 30, 1998, the Company recorded $9,021,000 for the accretion of the value of the Convertible Preferred Stock related to the 8% dividend per annum on the $120,000,000 liquidation value of the Convertible Preferred Stock.

  The holders of the Convertible Preferred Stock will also be entitled to participate in dividends on Common Stock, when and if declared by the Board of Directors, based on the number of shares of Common Stock held on an as-if converted basis.

  The Board of Directors from inception through June 30, 1998 has declared no other dividends on the capital stock.

  LIQUIDATION

  In the event of any liquidation, dissolution or winding up of the Company, the holders of the Convertible Preferred Stock are entitled to receive the greater of (i) an amount of $4.00 per share, plus any unpaid dividends prior to and in preference to any distribution to the holders of Common Stock or
(ii) the consideration per share payable to holders of Common Stock assuming conversion to Common Stock of all outstanding Convertible Preferred Stock, plus any unpaid dividends prior to liquidation. Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed pro rata among the holders of the Convertible Preferred Stock.

  REDEMPTION

  The holders of the Convertible Preferred Stock have the option to redeem the stock at the then liquidation value if there is a change in ownership of the company.

                             E-TEK DYNAMICS, INC.

  REGISTRATION RIGHTS

  The holders of a majority of Convertible Preferred Stock may demand registration of all or a portion of their shares. Demand registrations are not limited in number.

  CONVERSION AND ANTIDILUTION PROTECTION

  Each share of the Convertible Preferred Stock is convertible into the number of Common Stock shares computed by multiplying the number of shares to be converted by $4.00 and dividing the result by the conversion price then in effect. The conversion price at June 30, 1998 is $4.00, and the basis of conversion is subject to adjustment on a weighted average basis in the event of dilution issuance. Each share of Convertible Preferred Stock converts into the number of shares of Common Stock into which such shares are convertible at the then effective conversion ratio upon the consent of two-thirds of the Convertible Preferred Stock holders. Provided that the value of the Common Stock to be received upon conversion is in excess of $8.00 per share, no dividends would be paid on Convertible Preferred Stock upon conversion.

  At June 30, 1998, the Company reserved 30,000,000 shares of Common Stock for the conversion of the Convertible Preferred Stock.

NOTE 7--EARNINGS PER SHARE:

  Basic net income per share is computed by dividing net income available to Common Stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated using the weighted average number of outstanding shares of Common Stock plus dilutive Common Stock equivalents. For all periods presented, Common Stock equivalents consist of Convertible Preferred Stock, unvested Common Stock subject to repurchase and Common Stock options using the treasury stock method based on the average stock price for the period.

                             E-TEK DYNAMICS, INC.

  The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                         FISCAL YEAR ENDED JUNE 30,    FISCAL QUARTER ENDED
                         -------------------------- ---------------------------
                           1996     1997     1998   SEPT. 30, 1997 OCT. 2, 1998
                         -------- -------- -------- -------------- ------------
Numerator:
  Net income............ $  9,271 $ 15,148 $ 17,924    $ 5,246       $ 5,271
  Convertible Preferred
   Stock accretion......      --       --     9,021      1,842         2,400
                         -------- -------- --------    -------       -------
  Net income available
   to Common
   Stockholders
   (Basic)..............    9,271   15,148    8,903      3,404         2,871
  Convertible Preferred
   Stock accretion......      --       --     9,021      1,842         2,400
                         -------- -------- --------    -------       -------
  Net income available
   to Common
   Stockholders and
   assumed conversions
   (Diluted)............ $  9,271 $ 15,148 $ 17,924    $ 5,246       $ 5,271
                         ======== ======== ========    =======       =======
Denominator:
  Denominator for basic
   earnings per share--
   weighted average
   common shares........   50,000   50,000   22,970     28,073        22,037
  Effect of dilutive
   securities
    Common Stock
     options............      --       --       296        --          1,151
    Unvested Common
     Stock subject to
     repurchase.........      --       --     4,104      1,049         5,385
    Convertible
     Preferred Stock....      --       --    28,191     22,800        30,000
                         -------- -------- --------    -------       -------
  Denominator for
   dilutive earnings per
   share--adjusted
   weighted average
   common shares and
   assumed conversions..   50,000   50,000   55,561     51,922        58,573
Basic earnings per
 share.................. $   0.19 $   0.30 $   0.39    $  0.12       $  0.13
                         -------- -------- --------    -------       -------
Diluted earnings per
 share.................. $   0.19 $   0.30 $   0.32    $  0.10       $  0.09
                         ======== ======== ========    =======       =======

NOTE 8--RESTRICTED STOCK AND STOCK OPTIONS PLANS:

  RESTRICTED STOCK

  During fiscal 1998, under the Company's stock option plans, the Company issued 7,211,000 shares of Common Stock to employees and officers of the Company in exchange for promissory notes in an aggregate principal amount of $18,215,000. These notes, which are secured by the shares of Common Stock, are generally payable five years from the purchase date or upon termination from the Company, whichever comes first. Because these notes receivable do not bear interest, the $18,215,000 face value was discounted using a six percent interest rate to $13,615,000, with the difference recorded as deferred compensation cost. During fiscal 1998, the Company recognized $600,000 of compensation expense and $600,000 of interest income related to this imputed interest income. These shares sold in exchange for the promissory notes are subject to a right of repurchase by the Company, subject to vesting, which is generally over a four year period from the grant date, until vesting is complete. At June 30, 1998, there were 5,868,000 shares subject to repurchase.

                             E-TEK DYNAMICS, INC.

  In addition, under the Company's stock option plans, the Company issued 88,000 shares of Common Stock to employees of the Company for $210,000 in cash. These shares sold are subject to a right of repurchase by the Company, subject to vesting, which is generally over a four year period from the date of grant, until vesting is complete. At June 30, 1998, there were 13,000 shares subject to repurchase.

  1997 EQUITY INCENTIVE PLAN

  In July 1997, the Company adopted the 1997 Equity Incentive Plan (the "Equity Plan") which provides for granting of incentive stock options and non-statutory stock options to employees, officers and consultants of the Company for up to 10,556,000 shares of Common Stock.

  Under the Equity Plan, incentive stock options are granted at a price that is not less than 100% of the fair market value of the stock on the date of grant, as determined by the Board of Directors. Non-statutory stock options are granted at a price that is not to be less than 85% of the fair market value of the stock on the date of grant, as determined by the Board of Directors. The exercise price of any option granted to a 10% stockholder will not be less than 110% of the fair market value of the stock on the date of grant, as determined by the Board of Directors.

  Options are exercisable immediately subject to repurchase options held by the Company which generally lapse over a maximum period of four years at such times and under such conditions as determined by the Board of Directors.

  1997 EXECUTIVE EQUITY INCENTIVE PLAN

  In October 1997, the Company adopted the 1997 Executive Equity Incentive Plan (the "Executive Plan") which provides for granting of incentive stock options and non-statutory stock options to officers or directors of the Company for up to 4,444,000 shares of Common Stock.

  Under the Executive Plan, incentive stock options are granted at a price that is not less than 100% of the fair market value of the stock on the date of grant, as determined by the Board of Directors. Non-statutory stock options are granted at a price that is not to be less than 85% of the fair market value of the stock on the date of grant, as determined by the Board of Directors. The exercise price of any option granted to a 10% stockholder will not be less than 110% of the fair market value of the stock on the date of grant, as determined by the Board of Directors.

  The following table summarizes activities under the plans:

                                                                      WEIGHTED
                                           OPTIONS                    AVERAGE
                                          AVAILABLE     OUTSTANDING   EXERCISE
                                          FOR GRANT        SHARES      PRICE
                                        -------------- -------------- --------
                                        (IN THOUSANDS) (IN THOUSANDS)
   Shares authorized...................     15,000            --       $  --
   Granted.............................    (10,525)        10,525        2.97
   Exercised...........................        --          (7,299)       2.52
   Cancelled...........................        176           (176)       2.41
                                           -------         ------
   Outstanding at June 30, 1998........      4,651          3,050        4.05
                                           =======         ======
   Granted (unaudited).................     (1,460)         1,460       10.06
   Exercised (unaudited)...............        --            (145)       8.95
   Repurchased (unaudited).............         13            --         3.00
   Cancelled (unaudited)...............         51            (51)       3.12
                                           -------         ------
   Outstanding at October 2, 1998
    (unaudited)........................      3,255          4,314      $ 5.94
                                           =======         ======

                             E-TEK DYNAMICS, INC.

  Options are exercisable immediately subject to repurchase options held by the Company which generally lapse over a period of four years at such times and under such conditions as determined by the Board of Directors. At June 30, 1998, 3,050,000 options with a weighted average exercise price of $4.05 were outstanding and exercisable, of which 581,000 options with a weighted average exercise price of $2.85 were vested.

  During fiscal 1998 and the quarter ended October 2, 1998, the Company granted options for the purchase of 10,525,000 shares and 1,460,000 shares (unaudited), respectively, of Common Stock to employees and officers at a weighted average exercise price of $2.97 per share and $10.06 per share (unaudited), respectively. Management calculated deferred compensation of $1,043,000 and $1,413,000 (unaudited) related to these option grants during fiscal 1998 and the quarter ended October 2, 1998, respectively. Such deferred compensation will be amortized over the vesting period, which is generally 48 months. For fiscal 1998, amortization expense was approximately $290,000.

  For the quarter ended October 2, 1998, amortization expense was approximately $135,000 (unaudited).

  Option groups outstanding at June 30, 1998 and related exercise price and contractual life information are as follows:

                                                             OPTIONS EXERCISABLE
           OPTIONS OUTSTANDING AT JUNE 30, 1998               AT JUNE 30, 1998
          -----------------------------------------------  -----------------------
                              WEIGHTED
                              AVERAGE       WEIGHTED                      WEIGHTED
RANGE OF                     REMAINING       AVERAGE                      AVERAGE
EXERCISE      NUMBER        CONTRACTUAL     EXERCISE           NUMBER     EXERCISE
 PRICE      OUTSTANDING         LIFE          PRICE         EXERCISABLE    PRICE
--------  ---------------   ------------    -------------  -------------- --------
          (IN THOUSANDS)                                   (IN THOUSANDS)
$ 2.30-
  2.30               1,049            9.11   $        2.30     1,049       $ 2.30
  3.25-
  3.25               1,338            9.60            3.25     1,338         3.25
  4.20-
  6.00                 173            9.78            5.38       173         5.38
  8.00-
  8.00                 114            9.91            8.00       114         8.00
 10.00-
 10.00                 376            9.99           10.00       376        10.00
              ------------                                     -----
$ 2.30-
 10.00               3,050            9.50   $        4.05     3,050       $ 4.05
              ============                                     =====

                             E-TEK DYNAMICS, INC.

  FAIR VALUE DISCLOSURES

  Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company's net income and pro forma net income per share would have been decreased to the pro forma amounts indicated below (in thousands, except per share data):

                                                               FISCAL YEAR ENDED
                                                                 JUNE 30, 1998
                                                               -----------------
      Net income:
       As reported............................................      $17,924
                                                                    =======
       Pro forma..............................................      $16,681
                                                                    =======
      Net income available for Common Stockholders:
       As reported............................................      $ 8,903
                                                                    =======
       Pro forma..............................................      $ 7,660
                                                                    =======
      Net income per share:
       As reported:
          Basic...............................................      $  0.39
                                                                    =======
          Diluted.............................................      $  0.32
                                                                    =======
        Pro forma:
          Basic...............................................      $  0.33
                                                                    =======
          Diluted.............................................      $  0.30
                                                                    =======

  The Company calculated the fair value of each option grant on the date of grant using the minimum value method with the following assumptions: dividend yield at 0%; weighted average expected option term of five years; risk free interest rate of 6% for the year ended June 30, 1998. The weighted average fair value of options granted per share during fiscal 1998 was $0.75.

  Because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects of reported net income for future years.

NOTE 9--EMPLOYEE BENEFIT PLAN:

  The Company sponsors a 401(k) Savings Plan (the "Plan"). All employees are eligible to participate in the Plan following certain minimum eligibility requirements. Under the Plan, employees may elect to contribute up to 15% of their pre-tax compensation to the Plan, subject to annual limitations. Matching employer contributions are 25% of the employees' contributions but limited to the first 10% of the employees' deferral. Employer contributions are vested over five years after employees' two years of services and employee contributions are 100% vested at all times. The Company's contribution to the plan was $177,000, $211,000 and $313,000 for fiscal 1996, 1997 and 1998, respectively.

                             E-TEK DYNAMICS, INC.

NOTE 10--MAJOR CUSTOMERS AND CONCENTRATION OF RISKS:

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, investments and trade accounts receivable. The Company invests primarily in money market accounts and marketable securities and places its investments with high quality financial, government or corporate institutions. The Company sell its products to original equipment manufacturers. The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable. At June 30, 1997, three customers and their affiliates accounted for 39%, 13%, and 13% of accounts receivable. At June 30, 1998, two customers and their affiliates accounted for 43% and 11% of accounts receivable.

  During fiscal 1996, three customers and their affiliates accounted for 25%, 16% and 15% of total revenues. During fiscal 1997, three customers and their affiliates accounted for 27%, 22% and 12% of total revenues. During fiscal 1998, three customers and their affiliates accounted for 30%, 16% and 14% of total revenues. The Company has no foreign operations. However, export sales were approximately 37%, 42% and 53% of total net sales for fiscal 1996, 1997 and 1998, respectively.

  Sales by geographic area are as follows (in thousands):

                                                      FISCAL YEAR ENDED JUNE 30,
                                                      --------------------------
                                                        1996     1997     1998
                                                      -------- -------- --------
      Europe......................................... $  9,896 $ 27,107 $ 49,251
      Asia/Pacific...................................    4,933    3,437    6,949
      United States..................................   25,553   42,532   50,724

NOTE 11--COMMITMENTS AND CONTINGENCIES:

  LEASES

  The Company has entered into a number of noncancelable lease agreements involving machinery and equipment and automobiles. The principal portions of the minimum rentals have been capitalized and the related assets and obligations recorded using the interest rates implicit in the respective leases.

  Future minimum payments under all noncancelable capital leases are as follows (in thousands):

                                                                         CAPITAL
      FISCAL YEAR ENDING JUNE 30,                                        LEASES
      ---------------------------                                        -------
      1999.............................................................. $1,568
      2000..............................................................  1,508
      2001..............................................................  1,508
      2002..............................................................    546
      2003..............................................................    417
                                                                         ------
      Total minimum lease payments......................................  5,547
      Less: Amount representing interest................................    750
                                                                         ------
      Present value of capitalized lease obligations....................  4,797
      Less: Current portion.............................................  1,240
                                                                         ------
      Long-term portion of capitalized lease obligations................ $3,557
                                                                         ======

                             E-TEK DYNAMICS, INC.

  At June 30, 1997 and June 30, 1998, the cost of machinery and equipment and automobiles under capital leases, net of accumulated depreciation, was $2,385,000 and $4,025,000, respectively.

  Total rent expense on all operating leases was $528,000, $283,000 and $472,000 for fiscal 1996, 1997 and 1998, respectively.

  CONTINGENCIES

  The Company is party to litigation matters and claims which are normal in the course of its operations. While the results of such litigations and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a materially adverse effect on the Company's financial position and results of operations or cash flows.

NOTE 12--SUBSEQUENT EVENTS:

  1998 STOCK OPTION PLAN

  On August 14, 1998, the Company's Board of Directors adopted the 1998 Stock Plan (the "1998 Plan") subject to stockholder approval. The 1998 Plan provides for the grant of incentive stock options to employees (including officers and employee directors) and for the grant of non-statutory stock options and stock purchase rights to employees, directors and consultants. A total of (i) 3,000,000 shares of the Company's Common Stock (plus shares which have been reserved but unissued under the Company's 1997 Plan), (ii) any share returned to the 1997 Plan as a result of termination of options or repurchase of shares by the Company, (iii) plus annual increases equal to the lesser of 3,000,000 shares, or 4% of the outstanding shares, are currently reserved for issuance pursuant to the 1998 Plan. To date, no shares have been issued under the 1998 Plan.

  DIRECTORS' STOCK OPTION PLAN

  On August 14, 1998, the Company's Board of Directors adopted the 1998 Director Option Plan (the "Director Plan") subject to stockholder approval. A total of 250,000 shares of the Company's Common Stock, plus an annual increase equal to the optioned stock underlying options granted in the immediately preceding year, have been reserved for issuance under the Director Plan. To date, no shares have been issued under the Director Plan.

  EMPLOYEE STOCK PURCHASE PLAN

  On August 14, 1998, the Company's Board of Directors adopted the 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan") subject to stockholder approval. A total of 750,000 shares of Common Stock has been reserved for issuance under the 1998 Purchase Plan, plus annual increases equal to the lesser of (i) 750,000 shares, (ii) 1% of the outstanding shares on such date. To date, no shares have been issued under the 1998 Purchase Plan, or (iii) such lesser amount as may be determined by the Board of Directors.

  CONVERSION OF CONVERTIBLE PREFERRED STOCK

  On August 14, 1998 holders of in excess of two-thirds of Convertible Preferred Stock consented to the conversion of all outstanding shares of Convertible Preferred Stock subject to the closing of the offering.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of such Underwriters, for whom Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), and NationsBanc Montgomery Securities LLC are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                     NUMBER OF
                                                                     SHARES OF
                             UNDERWRITER                            COMMON STOCK
                             -----------                            ------------
   Goldman, Sachs & Co. ...........................................  1,342,125
   Morgan Stanley & Co. Incorporated...............................    959,375
   Dain Rauscher Wessels...........................................    768,000
   NationsBanc Montgomery Securities LLC...........................    768,000
   Advest, Inc. ...................................................     87,500
   BT Alex. Brown Incorporated.....................................    150,000
   CIBC Oppenheimer Corp. .........................................    150,000
   Hambrecht & Quist LLC...........................................    150,000
   HSBC Securities, Inc. ..........................................     87,500
   Edward D. Jones & Co., L.P. ....................................     87,500
   Lehman Brothers Inc. ...........................................    150,000
   Salomon Smith Barney Inc. ......................................    150,000
   Warburg Dillon Read LLC.........................................    150,000
                                                                     ---------
     Total.........................................................  5,000,000
                                                                     =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $0.47 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Selling Stockholders have granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 750,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 5,000,000 shares of Common Stock offered.

  The Company, the Selling Stockholders and substantially all of the other stockholders of the Company have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities of the Company which are substantially similar to the shares of Common Stock including but not limited to any securities that are convertible into, or exchangeable for, or that represent the right to receive Common Stock, or securities which are substantially similar to the shares of Common Stock, without the prior written consent of Goldman, Sachs & Co., except that the Company may issue securities pursuant to employee stock plans and currently outstanding options.

  The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

  Prior to this offering, there has been no public market for the shares. The initial public offering price was negotiated between the Company, the Selling Stockholders and the representatives of the Underwriters. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  In connection with the offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock, and syndicate share positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in this offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in this offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market in the over-the-counter market or otherwise.

  At the request of the Company, an aggregate of up to 300,000 shares of the Common Stock offered hereby have been reserved for purchase from the Underwriters through a directed share program. Such sales will be at the initial public offering price and will be made to employees, customers, suppliers, distributors and friends of the Company. The number of shares of Common Stock available for sale to the general public in the offering will be reduced to the extent such persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

  Each Underwriter has agreed that (a) it has not offered or sold and prior to the date six months after the date of issue of the shares of Common Stock will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 and (b) it has complied, and will comply, with all applicable provisions of the Financial Services Act of 1986 of Great Britain with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom.

  There are restrictions on the offer and sale of the shares of Common Stock offered hereby in the United Kingdom. All applicable provisions of the Financial Services Act 1986 and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom must be complied with.

  Buyers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price.

  Sales of shares of Common Stock made outside of the United States will be effected through selling agents of the Underwriters. No shares of Common Stock offered hereby have been registered for the purpose of sales outside the United States, as any such sales will be made in reliance on Regulation S under the Securities Act of 1993, as amended.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   5
Use of Proceeds..........................................................  19
Dividend Policy..........................................................  19
Capitalization...........................................................  20
Dilution.................................................................  21
Selected Consolidated Financial Data.....................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  33
Management...............................................................  43
Certain Transactions.....................................................  55
Principal and Selling Stockholders.......................................  58
Description of Capital Stock.............................................  60
Shares Eligible for Future Sale..........................................  63
Certain Tax Considerations...............................................  64
Additional Information...................................................  67
Legal Matters............................................................  67
Experts..................................................................  67
Index to Consolidated Financial Statements............................... F-1
Underwriting............................................................. U-1

  THROUGH AND INCLUDING DECEMBER 26, 1998 (THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PRO-SPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PRO-SPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOT-MENTS OR SUBSCRIPTIONS.

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                               5,000,000 SHARES

                             E-TEK DYNAMICS, INC.

                                 COMMON STOCK
                         (PAR VALUE $0.001 PER SHARE)

                               ----------------

                           [LOGO OF E-TEK DYNAMICS]

                               ----------------

                             GOLDMAN, SACHS & CO.
                          MORGAN STANLEY DEAN WITTER
                             DAIN RAUSCHER WESSELS
                   A DIVISION OF DAIN RAUSCHER INCORPORATED
                            NATIONSBANC MONTGOMERY
                                SECURITIES LLC

                      REPRESENTATIVES OF THE UNDERWRITERS

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